                                                       REGISTRATION NO.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                           04-2461439
 (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)           IDENTIFICATION NO.)

       ONE SUN LIFE EXECUTIVE PARK, WELLESLEY HILLS, MASSACHUSETTS 02181
                                 (617) 237-6030
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                                         COPIES TO:
            BONNIE S. ANGUS                          DAVID N. BROWN, ESQ.
     SUN LIFE ASSURANCE COMPANY OF                   COVINGTON & BURLING
             CANADA (U.S.)                      1201 PENNSYLVANIA AVENUE N.W.
      ONE SUN LIFE EXECUTIVE PARK                       P.O. BOX 7566
 WELLESLEY HILLS, MASSACHUSETTS 02181              WASHINGTON, D.C. 20044
            (617) 237-6030                             (202) 662-5238

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after effectiveness of the Registration Statement.



If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/




If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)1 of this Form, check the following box. / /



                         CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED
                                                PROPOSED           MAXIMUM
TITLE OF EACH CLASS             AMOUNT          MAXIMUM           AGGREGATE       AMOUNT OF
OF SECURITIES TO BE              TO BE        OFFERING PRICE       OFFERING      REGISTRATION
   REGISTERED                  REGISTERED       PER UNIT            PRICE            FEE
Fixed Annuity Contract........     *               *             $50,000,000      $17,242

* These Contracts are not issued in predetermined amounts or units.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

               SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                   Registration Statement on Form S-2
                    Cross Reference Sheet Pursuant To
                       Regulation S-K, Item 501(b)

       Form S-2 Item Number
             and Caption                   Location in Prospectus; Caption
- --------------------------------------  --------------------------------------
 1.  Forepart of the Registration         Cover Pages
     Statement and Outside Front Cover
     Page of Prospectus

 2.  Inside Front and Outside Back        Cover Pages; Table of Contents
     Cover Pages of Prospectus

 3.  Summary Information, Risk Factors    Cover Pages (Summary); Expense Summary
     and Ratio of Earnings to Fixed
     Charges

 4.  Use of Proceeds                      A Word About the Company, the Fixed
                                          Account,the Variable Account and the
                                          Series Fund

 5.  Determination of Offering Price      Not Applicable

 6.  Dilution                             Not Applicable

 7.  Selling Security Holders             Not Applicable

 8.  Plan of Distribution                 Distribution of the Contracts

 9.  Description of Securities to be      Cover Pages; A Word About the Company,
     Registered                           the Fixed Account, the Variable
                                          Account and the Series Fund; Purchase
                                          Payments and Contract Values During
                                          Accumulation Period; Cash Withdrawals,
                                          Withdrawal Charges and Market Value
                                          Adjustment; Other Contractual
                                          Provisions

10.  Interests of Named Experts and       Not Applicable
     Counsel

11.  Information with Respect to         A Word About the Company, the Fixed
     Registrant                          Account, the Variable Account and the
                                         Series Fund; Other Contractual
                                         Provisions; Additional Information
                                         About the Company; The Company's
                                         Directors and Executive Officers;
                                         Legal Proceedings; Legal Matters;
                                         Financial Statements

       Form S-2 Item Number
             and Caption                   Location in Prospectus; Caption
- --------------------------------------  --------------------------------------

12.  Incorporation of Certain            Cover Pages
     Information by Reference

13.  Disclosure of Commission Position   Not Applicable
     on Indemnification for Securities
     Act Liabilities

                                    PART I
                      INFORMATION REQUIRED IN PROSPECTUS


Attached hereto and made a part hereof is the Prospectus dated
September 13, 1996.

                                                                      PROSPECTUS
                                                              SEPTEMBER 13, 1996


                              MFS REGATTA CLASSIC

               --------------------------------------------------

    The master group flexible payment deferred annuity contracts (the "Contracts") and related certificates offered by this Prospectus are designed for use in connection with retirement and deferred compensation plans, some of which may qualify as retirement programs under Sections 401, 403, or 408 of the Internal Revenue Code. The Contracts are issued by Sun Life Assurance Company of Canada (U.S.) (the "Company"), a wholly-owned subsidiary of Sun Life Assurance Company of Canada, having its Principal Executive Offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02181, telephone (617) 237-6030. The Contracts provide that annuity payments will begin on a selected future date. The Contracts provide for the accumulation of values on either a variable basis, a fixed basis, or a fixed and variable basis and provide for fixed and variable annuity payments as elected.

    Each Participant under a Contract will receive a Certificate evidencing such Participant's coverage under the Contract. The initial Purchase Payment for each Certificate must be at least $25,000 and each additional Purchase Payment must be at least $1,000, unless waived by the Company. The prior approval of the Company is required before it will accept a Purchase Payment in excess of $1,000,000.


    The Participant may elect to have values under the Certificate accumulate on a fixed basis in the Fixed Account, which pays interest at the applicable Guaranteed Interest Rate(s) for the duration of the particular Guarantee Period(s) selected by the Participant, or on a variable basis in Sun Life of Canada (U.S.) Variable Account F (the "Variable Account"), a separate account of the Company, or divided between the Fixed Account and the Variable Account. The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of a specific series of MFS/Sun Life Series Trust (the "Series Fund"), a mutual fund registered under the Investment Company Act of 1940, and advised by Massachusetts Financial Services Company, a subsidiary of the Company. Eighteen series are available for investment under the Contracts: (1) Money Market Series; (2) High Yield Series; (3) Capital Appreciation Series; (4) Government Securities Series; (5) World Governments Series; (6) Total Return Series; (7) Managed Sectors Series; (8) Conservative Growth Series; (9) Utilities Series;
(10) World Growth Series; (11) Research Series; (12) World Asset Allocation Series; (13) World Total Return Series; (14) Emerging Growth Series; (15) MFS/Foreign & Colonial International Growth Series; (16) MFS/Foreign & Colonial International Growth and Income Series; (17) MFS/Foreign & Colonial Emerging
Markets Equity Series; and (18) Value Series. The Series Fund pays its investment adviser certain fees charged against the assets of each series. The value of the variable portion, if any, of a Participant's Account and the amount of variable annuity payments will vary to reflect the investment performance of the series of the Series Fund selected by the Participant and the deduction of the contract charges described under "How the Contract Charges Are Assessed" on page 24. For more information about the Series Fund, see "The Series Fund" on page 14 and the accompanying Series Fund prospectus.


                                                        (CONTINUED ON NEXT PAGE)

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS OF MFS/SUN LIFE SERIES TRUST. YOU SHOULD RETAIN THESE PROSPECTUSES FOR FUTURE REFERENCE.

*ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY THE COMPANY MEANS RECEIPT AT ITS ANNUITY SERVICE MAILING ADDRESS, C/O SUN LIFE ANNUITY SERVICE CENTER, P.O. BOX 1024, BOSTON, MASSACHUSETTS 02103.

    If the Participant elects to have values accumulated on a fixed basis, Purchase Payments are allocated to one or more Guarantee Periods made available by the Company in connection with the Fixed Account as selected by the Participant. The Fixed Account is the general account of the Company (See "The Fixed Account" on page 12). The Company will credit interest at a rate of not less than three percent (3%) per year, compounded annually, to amounts allocated to the Fixed Account and guarantees these amounts at various interest rates (the "Guaranteed Interest Rates") for the duration of the Guarantee Period elected by the Participant, subject to the imposition of any applicable withdrawal charge, Market Value Adjustment, or account administration fee. The Company may not change a Guaranteed Interest Rate for the duration of the Guarantee Period; however, Guaranteed Interest Rates applicable to subsequent Guarantee Periods cannot be predicted and will be determined at the sole discretion of the Company (subject to the minimum guarantee of three percent (3%)). That part of the Contract relating to the Fixed Account is registered under the Securities Act of 1933, but the Fixed Account is not subject to the restrictions of the Investment Company Act of 1940.


    The Company does not deduct a sales charge from Purchase Payments. However, a withdrawal charge (contingent deferred sales charge) may be assessed by the Company. This charge is intended to reimburse the Company for expenses relating to the distribution of the Contracts and Certificates. After a Purchase Payment has been held by the Company for one year it may be withdrawn without charge. Also, no withdrawal charge is assessed upon annuitization, upon payment of the death benefit or upon transfers. In addition, when a withdrawal is made from a Qualified Contract to comply with mandatory distribution requirements, no withdrawal charge will be applied to the amount required to be distributed. Other amounts withdrawn, adjusted by any applicable Market Value Adjustment with respect to the Fixed Account, will be subject to a withdrawal charge of 1%. In no event will the the withdrawal charges assessed against a Participant's Account exceed 1% of Purchase Payments (See "Withdrawal Charges" on page 21).



    In addition, any cash withdrawal of amounts allocated to the Fixed Account, other than a withdrawal effective within 30 days prior to the Expiration Date of the applicable Guarantee Period, will be subject to a Market Value Adjustment. The Market Value Adjustment will reflect the relationship between the Current Rate (which is the Guaranteed Interest Rate currently declared by the Company for Guarantee Periods equal to the balance of the Guarantee Period applicable to the amount being withdrawn or, if the Guarantee Period was established through the Monthly or Quarterly Dollar Cost Averaging Options, for current allocations to these options) and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if the Guaranteed Interest Rate is lower than the Current Rate, then the application of the Market Value Adjustment will result in a lower payment upon withdrawal. Similarly, if the Guaranteed Interest Rate is higher than the Current Rate, the application of the Market Value Adjustment will result in a higher payment upon withdrawal (See "Market Value Adjustment" on page 22).


    The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six months from the date written request for such withdrawal is received by the Company.

    Special restrictions on withdrawals apply to Certificates used with Tax Sheltered Annuities established pursuant to Section 403(b) of the Internal Revenue Code (See "Section 403(b) Annuities" on page 22).

    In addition, under certain circumstances withdrawals may result in tax penalties (See "Federal Tax Status"). For a discussion of cash withdrawals, withdrawal charges and the Market Value Adjustment see "Cash Withdrawals, Withdrawal Charges and Market Value Adjustment" beginning on page 20.


    On each Account Anniversary and on surrender of a Certificate for full value the Company will deduct a $50 annual account administration fee ("Account Fee") from the Participant's Account. After the Annuity Commencement Date the annual Account Fee will be deducted in equal amounts from each variable annuity payment made during the year. In addition, the Company makes a deduction from the Variable Account at the end of each Valuation Period at an effective annual rate of 0.15% of the daily net assets of the Variable Account. These charges are to reimburse the Company for administrative expenses related to the issuance and maintenance of the Contracts and Certificates. The Account Fee will be waived by the Company when a Participant's Account Value is greater than $100,000 on the Account Anniversary (See "Administrative Charges" on page 24).

    The Company also deducts a mortality and expense risk charge at the end of each Valuation Period equal to an effective annual rate of 1.00% of the daily net assets of the Variable Account for mortality and expense risks assumed by the Company (See "Mortality and Expense Risk Charge" on page 25).



    Under certain circumstances the Company may substitute shares of another series or shares of another registered open-end investment company or unit investment trust both for Series Fund shares already purchased by the Variable Account and as the security to be purchased in the future. Also, upon notice to the Owner, Participant or the Payee during the annuity period, the Company may modify the contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; or
(ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; or (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or (iv) provides additional Variable Account and/or fixed accumulation options (See "Substituted Securities," "Change in Operation of Variable Account" and "Modification" on page 32).


    In addition, the Contracts provide that the Company may change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, transfer charges, the tables used in determining the amount of the first monthly variable annuity payment and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification shall apply only with respect to Participant's Accounts established after the effective date of such modification (See "Modification" on page 32).

    In the event of the death of the Annuitant prior to the Annuity Commencement Date, the Company will pay a death benefit to the Beneficiary. If the death of the Annuitant occurs on or after the Annuity Commencement Date, no death benefit will be payable except as may be provided under the Annuity Option elected (See "Death Benefit" on page 23).

    Annuity   Payments  will  begin  on   the  Annuity  Commencement  Date.  The
Participant selects the Annuity Commencement Date, frequency of payments and the Annuity Option (See "Annuity Provisions" on page 26).

    Premium taxes payable to any governmental entity will be deducted from the Participant's Account (See "Premium Taxes" on page 25).

    Subject to certain conditions, and during the Accumulation Period, the Participant may transfer amounts among the Sub-Accounts or Guarantee Periods available under the Contract. Currently there is no charge for transfers. Transfers from or within the Fixed Account will be subject to the Market Value Adjustment unless the transfer is effective within 30 days prior to the Expiration Date of the amount transferred and other restrictions may apply (See "Transfer Privilege; Restriction on Market Timers" on page 19).

    After the Annuity Commencement Date, the Payee may, subject to certain restrictions, exchange the value of a designated number of Annuity Units of particular Sub-Accounts then credited with respect to the particular Payee for other Annuity Units, the value of which would be such that the dollar amount of an annuity payment made on the date of the exchange would be unaffected by the fact of the exchange (See "Exchange of Variable Annuity Units" on page 29).

    The Company will vote Series Fund shares held by the Sub-Accounts at meetings of shareholders of the Series Fund, but will follow voting instructions received from persons having the right to give voting instructions. The Owner or Participant is the person having the right to give voting instructions prior to the Annuity Commencement Date. On or after the Annuity Commencement Date the Payee is the person having such voting rights. Any shares attributable to the Company and Series Fund shares for which no timely voting instructions are received will be voted by the Company in the same proportion as the shares for which instructions are received from persons having such right (See "Voting of Series Fund Shares" on page 31).


    The Company will furnish Participants and such other persons having voting rights with certain reports and statements described under "Periodic Reports" on page 31. Such reports, other than prospectuses, will not include the Company's financial statements.


    If a Participant is not satisfied with the Certificate it may be returned to the Company at its Annuity Service Mailing Address within ten days after it was delivered to the Participant. When the Company receives the returned Certificate it will be cancelled and the Participant's Account
Value at the end of the Valuation Period during which the Certificate was received by the Company will be refunded. However, if applicable state law so requires, the full amount of any Purchase Payment received by the Company will be refunded, the "free look" period may be greater than ten days and alternative methods of returning the Certificate may be acceptable (See "Right to Return Contract" on page 33).


                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed registration statements (the "Registration Statements") with the Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statements and does not contain all of the information set forth in the Registration Statements and exhibits thereto, and reference is hereby made to such Registration Statements and exhibits for further information relating to the Company and the Contracts. The Registration Statements and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 heretofore filed by the Company with the Commission under the 1934 Act are incorporated by reference in this Prospectus.


    Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded hereby to the extent that a statement contained in a later-filed document or herein shall modify or supersede such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in the Prospectus). Requests for such document should be directed to Margaret Sears Mead, Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02181, telephone (617) 237-6030.

                               TABLE OF CONTENTS


                                                                  PAGE
Definitions                                                         7
Expense Summary                                                     9
Performance Data                                                   11
This Prospectus Is a Catalog of Facts                              11
Uses of the Contract                                               11
A Word About the Company, the Fixed Account, the Variable
  Account and the Series Fund                                      12
    The Company                                                    12
    The Fixed Account                                              12
    The Variable Account                                           13
    The Series Fund                                                14
Purchase Payments and Contract Values During Accumulation
  Period                                                           16
    Purchase Payments                                              16
    Participant's Account                                          17
    Variable Accumulation Value                                    17
    Fixed Accumulation Value                                       18
    Guarantee Periods                                              18
    Dollar Cost Averaging                                          19
    Guaranteed Interest Rates                                      19
    Transfer Privilege; Restriction on Market Timers               19
Cash Withdrawals, Withdrawal Charges and Market Value
  Adjustment                                                       20
    Cash Withdrawals                                               20
    Withdrawal Charges                                             21
    Amount of Withdrawal Charge                                    21
    Section 403(b) Annuities                                       22
    Market Value Adjustment                                        22
Death Benefit                                                      23
    Death Benefit Provided by the Contract                         23
    Election and Effective Date of Election                        23
    Payment of Death Benefit                                       24
    Amount of Death Benefit                                        24
How the Contract Charges Are Assessed                              24
    Administrative Charges                                         24
    Premium Taxes                                                  25
    Mortality and Expense Risk Charge                              25
    Withdrawal Charges                                             26
Annuity Provisions                                                 26
    Annuity Commencement Date                                      26
    Election--Change of Annuity Option                             26
    Annuity Options                                                27
    Determination of Annuity Payments                              28
    Fixed Annuity Payments                                         28
    Variable Annuity Payments                                      28
    Annuity Unit Value                                             28
    Exchange of Variable Annuity Units                             29
    Annuity Payment Rates                                          29

                                                                  PAGE
Other Contractual Provisions                                       29
    Payment Limits                                                 29
    Designation and Change of Beneficiary                          29
    Exercise of Contract Rights                                    30
    Change of Ownership                                            30
    Death of Participant                                           30
    Voting of Series Fund Shares                                   31
    Periodic Reports                                               31
    Substituted Securities                                         32
    Change in Operation of Variable Account                        32
    Splitting Units                                                32
    Modification                                                   32
    Discontinuance of New Participants                             33
    Custodian                                                      33
    Right to Return Contract                                       33
Federal Tax Status                                                 33
    Introduction                                                   33
    Tax Treatment of the Company and the Variable Account          34
    Taxation of Annuities in General                               34
    Qualified Retirement Plans                                     36
    Pension and Profit-Sharing Plans                               36
    Tax-Sheltered Annuities                                        36
    Individual Retirement Accounts                                 36
Administration of the Contracts                                    36
Distribution of the Contracts                                      37
Additional Information About the Company                           38
    Selected Financial Data                                        38
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations                           38
    Liquidity                                                      41
    Reinsurance                                                    41
    Reserves                                                       41
    Investments                                                    41
    Competition                                                    42
    Employees                                                      42
    Properties                                                     42
The Company's Directors and Executive Officers                     42
State Regulation                                                   45
Legal Proceedings                                                  46
Legal Matters                                                      46
Accountants                                                        46
Registration Statements                                            46
Financial Statements                                               46
Interim Period Financial Statements                                77
Appendix A--Variable Accumulation Unit Value, Annuity Unit
  Value and Variable Annuity Payment Calculations
Appendix B--State Premium Taxes
Appendix C--Withdrawals, Withdrawal Charges and the Market
  Value Adjustment
Appendix D--Calculation of Performance Data; Advertising and
  Sales Literature

                                  DEFINITIONS

    The following terms as used in this Prospectus have the indicated meanings:

    ACCOUNT YEARS AND ACCOUNT ANNIVERSARIES: The first Account Year shall be the period of 12 months plus a part of a month as measured from the Date of Coverage for each Participant to the first day of the calendar month which follows the calendar month of coverage. All Account Years and Anniversaries thereafter shall be 12 month periods based upon such first day of the calendar month which follows the calendar month of coverage. If, for example, the Date of Coverage is in March, the first Account Year will be determined from the Date of Coverage but will end on the last day of March in the following year; all other Account Years and all Account Anniversaries will be measured from April 1.

    ACCUMULATION PERIOD: The period before the Annuity Commencement Date and during the lifetime of the Annuitant.


    ANNUITANT: The person or persons named in the Application and on whose life the first annuity payment is to be made. The Participant may not designate a "Co-Annuitant" unless the Participant and Annuitant are different persons. If more than one person is so named, all provisions of the Contract which are based on the death of the "Annuitant" will be based on the date of death of the last surviving of the persons so named. By example, the death benefit will become due only upon the death, prior to the Annuity Commencement Date, of the last surviving of the persons so named. Collectively, these persons are referred to in the Contract as "Annuitants." The Participant is not permitted to name a "Co-Annuitant" under a Qualified Contract.


    *ANNUITY COMMENCEMENT DATE:   The date  on which the  first annuity  payment
under each Certificate is to be made.

    *ANNUITY OPTION:  The method for making annuity payments.

    ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment from the Variable Account.

    APPLICATION:   The document signed by each Participant that serves as his or her application for participation under this Contract.

    *BENEFICIARY: The person or entity having the right to receive the death benefit set forth in each Certificate and, for Non-Qualified Contracts, who is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code in the event of the Participant's death.

    CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under the Contract.

    COMPANY:  Sun Life Assurance Company of Canada (U.S.).

    CONTRACT APPLICATION: The document signed by the Owner that evidences the Owner's application for this Contract.

    DATE OF  COVERAGE:   The  date  on  which a  Participant's  Account  becomes
effective.

    DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to the Company.

    EXPIRATION DATE:  The last day of a Guarantee Period.

    FIXED ACCOUNT:   The Fixed  Account consists of  all assets  of the  Company other than those allocated to a separate account of the Company.


    FIXED ACCUMULATION VALUE: The sum of the values of all Guarantee Amounts credited to a Participant's Account.


    FIXED ANNUITY:   An annuity with  payments which  do not vary  as to  dollar amount.

    GUARANTEE AMOUNT: Any portion of a Participant's Account Value allocated to a particular Guarantee Period with a particular Expiration Date (including interest earned thereon).

    GUARANTEE PERIOD:   The  period  for which  a  Guaranteed Interest  Rate  is
credited.

- ---------
*As specified in the Application, unless changed.

    GUARANTEED INTEREST RATE: The rate of interest credited by the Company on a compound annual basis during any Guarantee Period.


    INTERNAL  REVENUE  CODE  (CODE):   The  Internal  Revenue Code  of  1986, as
amended.


    ISSUE DATE:  The date on which the Contract becomes effective.


    NET PURCHASE PAYMENT:   That  portion of  a Purchase  Payment which  remains
after deduction of any applicable premium or similar tax.


    NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which does not receive favorable federal income tax treatment under Sections 401, 403, or 408 of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive favorable income tax treatment as an annuity.

    *OWNER: The person, persons or entity entitled to the ownership rights stated in the Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c) or Section 408(k) of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner", as used herein, shall refer to the organization entering into the Contract.

    PARTICIPANT:   The  person named  in  the  Certificate who  is  entitled  to exercise all rights and privileges of ownership under the Certificate, except as reserved by the Owner.

    PARTICIPANT'S ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

    PARTICIPANT'S ACCOUNT VALUE: The variable accumulation value, if any, plus the fixed accumulation value, if any, of a Participant's Account for any Valuation Period.

    PAYEE:   A recipient  of payments under  the Contract. The  term includes an
Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Annuitant.

    PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by the Contract.


    QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which receives favorable federal income tax treatment under Sections 401, 403, or 408 of the Internal Revenue Code.


    RECEIPT: Receipt by the Company at its Annuity Service Mailing Address shown on the cover of this Prospectus.

    SERIES FUND:  MFS/Sun Life Series Trust.

    SUB-ACCOUNT:   That portion of the  Variable Account which invests in shares of a specific series or sub-series of the Series Fund.

    VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit and Annuity Unit values to the next subsequent determination of these values. Such determination shall be made as of the close of the New York Stock Exchange on each day the Exchange is open for trading and on such other days on which there is a sufficient degree of trading in the portfolio securities of the Variable Account so that the values of Variable Accumulation Units and Annuity Units might be materially affected.

    VARIABLE ACCOUNT: A separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

    VARIABLE ACCUMULATION UNIT:   A unit of measure  used in the calculation  of
the value of the variable portion of a Participant's Account.


    VARIABLE  ACCUMULATION  VALUE:    The  sum  of  the  value  of  all Variable
Accumulation Units credited to a Participant's Account.


    VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-Accounts of the Variable Account.

    YEAR:  Any consecutive period of 365 days.

- ---------
*As specified in the Application, unless changed.

                                EXPENSE SUMMARY

    The purpose of the following table and Example is to help Participants and prospective purchasers to understand the costs and expenses that are borne, directly and indirectly, by Participants WHEN PAYMENTS ARE ALLOCATED TO THE VARIABLE ACCOUNT. The table reflects expenses of the Variable Account as well as of the Series Fund. The information set forth should be considered together with the narrative provided under the heading "How the Contract Charges Are Assessed" in this Prospectus, and with the Series Fund's prospectus. In addition to the expenses listed below, premium taxes may be applicable.

                                               CAPITAL
                             MONEY     HIGH    APPRE-    GOVERNMENT      WORLD
 PARTICIPANT                 MARKET   YIELD    CIATION   SECURITIES   GOVERNMENTS
 TRANSACTION EXPENSES        SERIES   SERIES   SERIES      SERIES       SERIES
 --------------------------  ------   ------   -------   ----------   -----------
 Sales Load Imposed on
  Purchases                      0        0        0           0            0
 Deferred Sales Load (as a
  percentage of Purchase
  Payments withdrawn)
   Number of Complete Years
    Purchase Payment in
    Account
     Less than 1...........      1%       1%       1%          1%           1%
     1 or more.............      0%       0%       0%          0%           0%
 Exchange fee(1)...........      0        0        0           0            0

 ANNUAL ACCOUNT FEE (2)                 $50 Per Participant's Account
 --------------------------
 SEPARATE ACCOUNT ANNUAL
 EXPENSES
 --------------------------
 (as a percentage of
 average separate account
 assets)
 Mortality and Expense Risk
  Fees.....................   1.00%    1.00%    1.00%       1.00%        1.00%
 Administrative Expense
  Charge...................   0.15%    0.15%    0.15%       0.15%        0.15%
 Other Fees and Expenses of
  the Separate Account.....   0.00%    0.00%    0.00%       0.00%        0.00%
 Total Separate Account
  Annual Expenses..........   1.15%    1.15%    1.15%       1.15%        1.15%
 SERIES FUND ANNUAL
 EXPENSES
 --------------------------
 (as a percentage of Series
 Fund average net assets)
 Management Fees...........   0.50%    0.75%    0.75%       0.55%        0.75%
 Other Expenses............   0.09%    0.12%    0.08%       0.08%        0.14%
 Total Series Fund Annual
  Expenses.................   0.59%    0.87%    0.83%       0.63%        0.89%


                             TOTAL    MANAGED   CONSERVATIVE
 PARTICIPANT                 RETURN   SECTORS      GROWTH      UTILITIES
 TRANSACTION EXPENSES        SERIES   SERIES       SERIES        SERIES
 --------------------------  ------   -------   ------------   ----------
 Sales Load Imposed on
  Purchases                      0        0            0            0
 Deferred Sales Load (as a
  percentage of Purchase
  Payments withdrawn)
   Number of Complete Years
    Purchase Payment in
    Account
     Less than 1...........      1%       1%           1%           1%
     1 or more.............      0%       0%           0%           0%
 Exchange fee(1)...........      0        0            0            0
 ANNUAL ACCOUNT FEE (2)
 --------------------------
 SEPARATE ACCOUNT ANNUAL
 EXPENSES
 --------------------------
 (as a percentage of
 average separate account
 assets)
 Mortality and Expense Risk
  Fees.....................   1.00%    1.00%        1.00%        1.00%
 Administrative Expense
  Charge...................   0.15%    0.15%        0.15%        0.15%
 Other Fees and Expenses of
  the Separate Account.....   0.00%    0.00%        0.00%        0.00%
 Total Separate Account
  Annual Expenses..........   1.15%    1.15%        1.15%        1.15%
 SERIES FUND ANNUAL
 EXPENSES
 --------------------------
 (as a percentage of Series
 Fund average net assets)
 Management Fees...........   0.70%    0.75%        0.55%        0.75%
 Other Expenses............   0.06%    0.09%        0.09%        0.20%
 Total Series Fund Annual
  Expenses.................   0.76%    0.84%        0.64%        0.95%

                                                        WORLD       WORLD
                                 WORLD                  ASSET       TOTAL     EMERGING
PARTICIPANT                      GROWTH    RESEARCH   ALLOCATION    RETURN     GROWTH
TRANSACTION EXPENSES             SERIES     SERIES      SERIES      SERIES     SERIES
- ------------------------------  --------   --------   ----------   --------   --------
Sales Load Imposed on
  Purchases                        0          0           0           0          0
Deferred Sales Load (as a
  percentage of Purchase
  Payments withdrawn)
  Number of Complete Years
   Purchase Payment in Account
    Less than 1...............     1%         1%          1%          1%         1%
    1 or more.................     0%         0%          0%          0%         0%
Exchange fee(1)...............     0          0           0           0          0

ANNUAL ACCOUNT FEE (2)                      $50 Per Participant's Account
- ------------------------------
SEPARATE ACCOUNT ANNUAL
EXPENSES
- ------------------------------
(as a percentage of average
separate account assets)
Mortality and Expense Risk
  Fees........................  1.00%      1.00%       1.00%       1.00%      1.00%
Administrative Expense
  Charge......................  0.15%      0.15%       0.15%       0.15%      0.15%
Other Fees and Expenses of the
  Separate Account............  0.00%      0.00%       0.00%       0.00%      0.00%
Total Separate Account Annual
  Expenses....................  1.15%      1.15%       1.15%       1.15%      1.15%
SERIES FUND ANNUAL EXPENSES
- ------------------------------
(as a percentage of Series
Fund average net assets)
Management Fees...............  0.75%      0.75%       0.75%       0.75%      0.75%
Other Expenses................  0.32%      0.20%       0.36%       0.44%      0.25%
Total Series Fund Annual
  Expenses After Any
  Applicable Expense
  Reimbursements(4)...........  1.07%      0.95%       1.11%       1.19%      1.00%

                                                 MFS/FOREIGN     MFS/FOREIGN
                                 MFS/FOREIGN     & COLONIAL       & COLONIAL
                                 & COLONIAL     INTERNATIONAL      EMERGING
PARTICIPANT                     INTERNATIONAL    GROWTH AND     MARKETS EQUITY
TRANSACTION EXPENSES            GROWTH SERIES   INCOME SERIES       SERIES       VALUE SERIES
- ------------------------------  -------------   -------------   --------------   ------------
Sales Load Imposed on
  Purchases                            0               0               0               0
Deferred Sales Load (as a
  percentage of Purchase
  Payments withdrawn)
  Number of Complete Years
   Purchase Payment in Account
    Less than 1...............         1%              1%              1%              1%
    1 or more.................         0%              0%              0%              0%
Exchange fee(1)...............         0               0               0               0
ANNUAL ACCOUNT FEE (2)
- ------------------------------
SEPARATE ACCOUNT ANNUAL
EXPENSES
- ------------------------------
(as a percentage of average
separate account assets)
Mortality and Expense Risk
  Fees........................      1.00%           1.00%           1.00%           1.00%
Administrative Expense
  Charge......................      0.15%           0.15%           0.15%           0.15%
Other Fees and Expenses of the
  Separate Account............      0.00%           0.00%           0.00%           0.00%
Total Separate Account Annual
  Expenses....................      1.15%           1.15%           1.15%           1.15%
SERIES FUND ANNUAL EXPENSES
- ------------------------------
(as a percentage of Series
Fund average net assets)
Management Fees...............      0.00%(3)       0.975%           0.00%(3)        0.00%(3)
Other Expenses................      1.50%          0.525%           1.50%           1.50%
Total Series Fund Annual
  Expenses After Any
  Applicable Expense
  Reimbursements(4)...........      1.50%           1.50%           1.50%           1.50%


- ------------
(1) A Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.

(2) The Annual Account Fee is $50. The Company will waive the Account Fee when the Participant's Account Value is greater than $100,000 on the Account Anniversary.

(3) The Series Fund's investment adviser (the "Adviser") has voluntarily reduced the management fees for the Value Series, and the MFS/Foreign & Colonial International Growth Series and Emerging Markets Equity Series to 0% of average daily net assets on an annualized basis. This voluntary fee reduction may be rescinded at any time. Absent this voluntary reduction, management fees payable would be 0.75% for the Value Series, 0.975% for the International Growth Series and 1.25% for the Emerging Markets Equity Series.


(4) Other expenses of the Value Series and the MFS/Foreign & Colonial Series are based on estimated amounts for the current fiscal year. The Adviser has undertaken to reimburse each of these series for expenses that exceed 1.50% of the average daily net assets of such series on an annualized basis, as more fully described in the Series Fund's Prospectus. Absent such reimbursement, expenses of the MFS/Foreign & Colonial International Growth and Income Series for 1995 would have been 1.63% of average net assets. The other series commenced operations in 1996.

                                    EXAMPLE

    If you do or do not surrender your Certificate, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:


                                           1 YEAR   3 YEARS
                                           ------   -------
 Capital Appreciation Series                 $22      $ 68
 Conservative Growth Series                   20        62
 Emerging Growth Series                       24        73
 High Yield Series                            23        69
 Government Securities Series                 20        62
 MFS/Foreign & Colonial International
 Growth and Income Series                     29        88
 MFS/Foreign & Colonial International
 Growth Series                                29        88
 MFS/Foreign & Colonial Emerging Markets
 Equity Series                                29        88
 Managed Sectors Series                       22        69
 Money Market Series                          20        61
 Research Series                              23        72
 Total Return Series                          21        66
 Utilities Series                             23        72
 Value Series                                 29        88
 World Governments Series                     23        70
 World Growth Series                          25        75
 World Asset Allocation Series                25        77
 World Total Return Series                    26        79


    THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN.

                                PERFORMANCE DATA

    From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance data relating to the Sub-Accounts. Performance data will consist of total return quotations which will always include quotations for the period subsequent to the date each Sub-Account became available for investment under the Contracts, and for recent one year and, when applicable, five and ten year periods. Such quotations for such periods will be the average annual rates of return required for an initial Purchase Payment of $1,000 to equal the actual variable accumulation value attributable to such Purchase Payment on the last day of the period, after reflection of all applicable withdrawal and contract charges. In addition, the Variable Account may calculate non-standardized rates of return that do not reflect withdrawal and contract charges. Results calculated without withdrawal and/or contract charges will be higher. Performance figures used by the Variable Account are based on the actual historical performance of the Series Fund for specified periods, and the figures are not intended to indicate future performance. The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More detailed information on the computations is set forth in Appendix D.

                     THIS PROSPECTUS IS A CATALOG OF FACTS

    This Prospectus contains information about the master group deferred annuity contract (the "Contract") which provides fixed benefits, variable benefits or a combination of both. It describes its uses and objectives, its benefits and costs, and the rights and privileges of the Owner and the Participant, as applicable. It also contains information about the Company, the Variable Account, the Fixed Account and the Series Fund. It has been carefully prepared in non-technical language to help you decide whether the purchase of a Contract will fit the needs of your retirement plan. We urge you to read it carefully and retain it for future reference. The Contract has appropriate provisions relating to variable and fixed accumulation values and variable and fixed annuity payments. A Variable Annuity and a Fixed Annuity have certain similarities. Both provide that Purchase Payments, less certain deductions, will be accumulated prior to the Annuity Commencement Date. After the Annuity Commencement Date, annuity payments will be made to the Annuitant. The Company assumes the mortality and expense risks under the Contract, for which it receives certain amounts. The significant difference between a Variable Annuity and a Fixed Annuity is that under a Variable Annuity, all investment risk is assumed by the Participant or Payee and the amounts of the annuity payments vary with the investment performance of the Variable Account; under a Fixed Annuity, the investment risk is assumed by the Company (except in the case of early withdrawals (See "Cash Withdrawals" and "Market Value Adjustment")) and the amounts of the annuity payments do not vary. However, the Participant bears the risk that the Guaranteed Interest Rate to be credited on amounts allocated to the Fixed Account may not exceed the minimum guaranteed rate for any Guarantee Period.

                              USES OF THE CONTRACT

    The Contract is designed for use in connection with retirement plans which meet the requirements of Section 401 (including Section 401(k)), Section 403,
Section 408(b), Section 408(c) or Section 408(k) of the Internal Revenue Code; however, the Company may discontinue offering new Contracts in connection with certain types of qualified plans. Certain federal tax advantages are currently available to retirement plans which qualify as (1) self-employed individuals' retirement plans under Section 401; (2) corporate or association retirement plans under Section 401; (3) annuity purchase plans sponsored by certain tax exempt organizations or public school systems under Section 403(b); or (4) individual retirement accounts, including employer or association of employees individual retirement accounts under Section 408(c) and SEP-IRAs under Section 408(k) (See "Federal Tax Status").

    The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law.

    A Contract is issued to the Owner covering all Participants. Each Participant receives a Certificate which evidences his or her participation under the Contract. For the purposes of determining benefits under the Contract, a Participant's Account is established for each Participant.

                           A WORD ABOUT THE COMPANY,
          THE FIXED ACCOUNT, THE VARIABLE ACCOUNT AND THE SERIES FUND

THE COMPANY

    The Company is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. Its Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02181, telephone (617) 237-6030. It has obtained authorization to do business in forty-eight states, the District of Columbia and Puerto Rico, and it is anticipated that the Company will be authorized to do business in all states except New York. The Company issues life insurance policies and individual and group annuities. The Company has formed a wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, which issues individual fixed and combination fixed/variable annuity contracts and group life and long-term disability insurance in New York and which offers in New York contracts similar to the Contract offered by this
Prospectus. The Company's other subsidiaries are Massachusetts Financial Services Company and Sun Capital Advisers, Inc., registered investment advisers, Sun Investment Services Company, a registered broker-dealer and investment adviser, Sun Benefit Services Company, Inc., which offers claims, administrative and pension brokerage services, New London Trust, F.S.B., a federally chartered savings bank, Massachusetts Casualty Insurance Company, which issues individual disability income policies, and Sun Life Financial Services Limited which provides off-shore administrative services to the Company and Sun Life Assurance Company of Canada.

    The Company is a wholly-owned subsidiary of Sun Life Assurance Company of Canada, 150 King Street West, Toronto, Ontario, Canada. Sun Life Assurance Company of Canada is a mutual life insurance company incorporated pursuant to Act of Parliament of Canada in 1865 and currently transacts business in all of the Canadian provinces and territories, all states except New York, the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Hong Kong, Bermuda and the Philippines (See "Additional Information about the Company").

THE FIXED ACCOUNT

    The Fixed Account is made up of all of the general assets of the Company other than those allocated to any separate account. Purchase Payments will be allocated to Guarantee Periods available in connection with the Fixed Account to the extent elected by the Participant at the time of the establishment of a Participant's Account or as subsequently changed. In addition, all or part of the Participant's Account Value may be transferred to Guarantee Periods available under the Contract as described under "Transfer Privilege". Assets supporting amounts allocated to Guarantee Periods become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, including claims for benefits under Certificates.

    The Company will invest the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

    The Company intends to invest the assets of the Fixed Account primarily in debt instruments as follows: (1) Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; (2) Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service; (3) Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and other corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above; and (4) Other evidences of indebtedness secured by mortgages or deeds of trust representing liens upon real estate. Notwithstanding the foregoing, the Company may also invest a portion of the Fixed Account in below investment grade debt instruments.

Instruments rated Baa and/or BBB or lower normally involve a higher risk of default and are less liquid than higher rated instruments. If the rating of an investment grade debt security held by the Company is subsequently downgraded to below investment grade, the decision to retain or dispose of the security will be made based upon an individual evaluation of the circumstances surrounding the downgrading and the prospects for continued deterioration, stabilization and/or improvement.

    The Company is not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. Investment income from such Fixed Account assets will be allocated between the Company and all contracts participating in the Fixed Account, including the Contracts offered by this Prospectus, in accordance with the terms of such contracts.

    Fixed annuity payments made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contract which cannot be changed (except as described under "Modification" with respect to Participant's Accounts established after the effective date of such modification). In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts, regardless of its actual expenses (except as described under "Modification" with respect to Participant's Accounts established after the effective date of such modification).

    Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks, distribution expenses and administrative expenses borne by the Company in connection with contracts participating in the Fixed Account. The Company expects to derive a profit from this compensation. The amount of investment income allocated to the Contracts will vary from Guarantee Period to Guarantee Period in the sole discretion of the Company. However, the Company guarantees that it will credit interest at a rate of not less than 3% per year, compounded annually, to amounts allocated to the Fixed Account under the Contract. The Company may credit interest at a rate in excess of the minimum rate; however, the Company is not obligated to credit any interest in excess of such rate. There is no specific formula for the determination of excess interest credits. Such credits, if any, will be determined by the company based on information as to expected investment yields. Some of the factors that the Company may consider in determining whether to credit interest to amounts allocated to the Fixed Account and the amount thereof, are: general economic trends; rates of return currently available and anticipated on the Company's investments; regulatory and tax requirements; and competitive factors. The Company's general investment strategy will be to invest amounts allocated to the Fixed Account in investment-grade debt securities and mortgages using immunization strategies with respect to the applicable Guarantee Periods. This includes, with respect to investments and average terms of investments, using dedication (cash flow matching) and/or duration matching to minimize the Company's risk of not achieving the rates it is crediting under Guarantee Periods in volatile interest rate environments. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE PARTICIPANT ASSUMES THE RISK THAT INTEREST CREDITED ON AMOUNTS ALLOCATED TO THE FIXED ACCOUNT MAY NOT EXCEED 3% FOR ANY GIVEN YEAR.

    The Company is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various policyholders and contract owners and to its sole stockholder.

THE VARIABLE ACCOUNT

    The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The Contract is designed to seek to accomplish this objective by providing that variable annuity payments
(1) will reflect the investment performance of the Variable Account with respect to amounts allocated to the Variable Account before the Annuity Commencement Date and (2) will reflect the investment performance of the Variable Account after that date. Since the Variable Account is always fully invested in Series Fund shares, its investment performance reflects the investment performance of the Series Fund. Values of Series Fund shares held by the Variable Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Series Fund's management to make necessary changes in its portfolios to anticipate changes in economic conditions. Therefore, the Participant bears the entire investment risk that the basic objectives of the Contract may not be realized, and that the adverse effects of inflation may not be lessened and there can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the aggregate amount of Purchase Payments made with respect to a particular Participant's Account for the reasons described above or because of the premature death of a Payee.

    Another important feature of the Contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Payee(s) will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the Contract.

    Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") was established by the Company as a separate account on July 13, 1989 pursuant to a resolution of its Board of Directors. Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contracts described in this Prospectus and such other variable annuity contracts issued by the Company and designated by it as providing benefits which vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by the Company, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company.

    The Variable Account meets the definition of a separate account under the federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the Commission.

    The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific series of the Series Fund. All amounts allocated to the Variable Account will be used to purchase Series Fund shares as designated by the Participant at their net asset value. Any and all distributions made by the Series Fund with respect to the shares held by the Variable Account will be reinvested to purchase additional shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, distribution expenses, administrative expenses and any applicable taxes will, in effect, be made by redeeming the number of Series Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Series Fund shares at all times.

THE SERIES FUND

    MFS/Sun Life Series Trust (the "Series Fund") is an open-end investment management company registered under the Investment Company Act of 1940. Currently shares of the Series Fund are also sold to other separate accounts established by the Company and Sun Life Insurance and Annuity Company of New York in connection with individual and group variable annuity contracts and variable life insurance contracts. In the future, shares of the Series Fund may be sold to other separate accounts established by the Company or its affiliates to fund other variable annuity or variable life insurance contracts. The Company and its affiliates will be responsible for reporting to the Series Fund's Board of Trustees any potential or existing conflicts between the interests of variable annuity contract owners/participants and the interests of owners of variable life insurance contracts that provide for investment in shares of the Series Fund. The Board of Trustees, a majority of whom are not "interested persons" of the Series Fund, as that term is defined in the Investment Company Act of 1940, also intends to monitor the Series Fund to identify the existence of any such irreconcilable material conflicts and to determine what action, if any, should be taken by the Series Fund and/or the Company and its affiliates (see "Management of the Series Fund" in the Series Fund prospectus).

    The   Series  Fund  is  composed   of  nineteen  independent  portfolios  of
securities, each of which has separate investment objectives and policies. Shares of the Series Fund are issued in nineteen series, each corresponding to one of the portfolios; however, the Contracts provide for investment only in shares of the eighteen series of the Series Fund described below. Additional portfolios may be added to the Series Fund which may or may not be available for investment by the Variable Account.

    (1) MONEY MARKET SERIES ("MMS") will seek maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months, including U.S. government securities and repurchase agreements collateralized by such securities, obligations of the larger banks and prime commercial paper.

    (2) HIGH YIELD SERIES ("HYS") will seek high current income and capital appreciation by investing primarily in fixed income securities of U.S. and foreign issuers which may be in the lower rated categories or unrated (commonly known as "junk bonds") and which may include equity features. These securities generally involve greater volatility of price and risk to principal and income and less liquidity than securities in the higher rated categories. Any person contemplating allocating Purchase Payments to the Sub-Account investing in shares of the High Yield Series should review the risk disclosure in the Series Fund prospectus carefully and consider the investment risks involved.

    (3) CAPITAL APPRECIATION SERIES ("CAS") will seek capital appreciation by investing in securities of all types, with a major emphasis on common stocks.

    (4) GOVERNMENT SECURITIES SERIES ("GSS") will seek current income and preservation of capital by investing in U.S. Government and Government-related Securities.

    (5) WORLD GOVERNMENTS SERIES ("WGS") will seek moderate current income and preservation and growth of capital by investing in a portfolio of U.S. and Foreign Government Securities.

    (6) TOTAL RETURN SERIES ("TRS") will seek primarily to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income. Assets will be allocated and reallocated from time to time between money market, fixed income and equity securities. Under normal market conditions, at least 25% of the Total Return Series' assets will be invested in fixed income securities and at least 40% and no more than 75% of its assets will be invested in equity securities.

    (7) MANAGED SECTORS SERIES ("MSS") will seek capital appreciation by varying the weighting of its portfolio of common stocks among certain industry sectors. Dividend income, if any, is incidental to its objective of capital appreciation.

    (8) CONSERVATIVE GROWTH SERIES ("CGS") will seek long-term growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth and a smaller proportion of its assets in securities whose principal characteristic is income production.

    (9) UTILITIES SERIES ("UTS") will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of its assets in equity and debt securities issued by both domestic and foreign utility companies.

    (10) WORLD GROWTH SERIES ("WGR") will seek capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

    (11) RESEARCH SERIES ("RES") will seek to provide long-term growth of capital and future income.

    (12) WORLD ASSET ALLOCATION SERIES ("WAA") will seek total return over the long term through investments in foreign and domestic equity and fixed income securities and will also seek to have low volatility of share price (i.e. net asset value per share) and reduced risk (compared to an aggressive equity/ fixed income portfolio).

    (13) WORLD TOTAL RETURN SERIES ("WTR") will seek total return by investing in securities which will provide above average current income (compared to a portfolio invested entirely in equity securities) and opportunities for long-term growth of capital and income. The series will invest primarily in global equity and fixed income securities (i.e. those of U.S. and non-U.S. issuers).

    (14) EMERGING GROWTH SERIES ("EGS") will seek to provide long-term growth of capital by investing primarily (i.e. at least 80% of its assets under normal circumstances) in common stocks of emerging growth companies, including small and medium sized companies that are early in their life cycle but which have the potential to become major enterprises. Dividend and interest income from portfolio securities, if any, is incidental to its objective of long-term growth of capital.

    (15), (16) AND (17) The following three series are collectively referred to as the "MFS/Foreign & Colonial Series."

    (15) MFS/FOREIGN & COLONIAL INTERNATIONAL GROWTH SERIES ("IGS") will seek capital appreciation by investing, under normal market conditions, at least 65% of its total assets in equity securities of companies whose principal activities are outside the U.S. growing at rates expected to be well above the growth rate of the overall U.S. economy.

    (16) MFS/FOREIGN & COLONIAL INTERNATIONAL GROWTH AND INCOME SERIES ("IGI") will seek capital appreciation and current income by investing, under normal market conditions, at least 65% of its total assets in equity and fixed income securities of issuers whose principal activities are outside the U.S.

    (17) MFS/FOREIGN & COLONIAL EMERGING MARKETS EQUITY SERIES ("EME") will seek capital appreciation by investing, under normal market conditions, at least 65% of its total assets in equity securities of issuers whose principal activities are located in emerging market countries.

    (18) VALUE SERIES ("VAL") will seek capital appreciation.

    The investment adviser of the Series Fund, Massachusetts Financial Services Company ("MFS"), is paid fees by the Series Fund for its services pursuant to investment advisory agreements. MFS, a Delaware corporation, is a subsidiary of the Company. MFS also serves as investment adviser to each of the funds in the MFS Family of Funds, and to certain other investment companies established or distributed by MFS and/ or the Company. MFS Asset Management, Inc., a subsidiary of MFS, provides investment advice to substantial private clients. MFS and its predecessor organizations have a history of money management dating from 1924. MFS operates as an autonomous organization and the obligation of performance with respect to the investment advisory and underwriting agreements (including supervision of the sub-advisers noted below) is solely that of MFS. The Company undertakes no obligation in this respect.

    The investment advisory agreements for the World Growth Series and the MFS/Foreign & Colonial Series permit MFS from time to time to engage one or more sub-advisers to assist in the performance of its services. MFS has engaged Foreign & Colonial Management Limited ("FCM") and its subsidiary, Foreign & Colonial Emerging Markets Limited ("FCEM"), as sub-advisers of these series and has engaged Oechsle International Advisors, L.P. as an additional sub-adviser of the World Growth Series. FCM and FCEM replaced Batterymarch Financial Management, Inc. as sub-advisers to the World Growth Series as of May 1, 1996.

    A more detailed description of the Series Fund, its management, its investment objectives, policies and restrictions and its expenses may be found in the accompanying current prospectus of the Series Fund and in the Series Fund's Statement of Additional Information.

        PURCHASE PAYMENTS AND CONTRACT VALUES DURING ACCUMULATION PERIOD

PURCHASE PAYMENTS

(1) PLACE, AMOUNT AND FREQUENCY

    All Purchase Payments are to be paid to the Company at its Annuity Service Mailing Address. The amount of Purchase Payments may vary; however, the Company will not accept an initial Purchase Payment to be allocated to a Participant's Account which is less than $25,000, and each additional Purchase

Payment must be at least $1,000 unless waived by the Company. In addition, the prior approval of the Company is required before it will accept a Purchase
Payment which would cause the value of a Participant's Account to exceed $1,000,000. If the value of a Participant's Account exceeds $1,000,000, no additional Purchase Payments will be accepted without the prior approval of the Company.


    A completed Application and the initial Purchase Payment are forwarded to the Company for acceptance. Upon acceptance, the Contract and Certificate(s), as applicable, are issued to the Owner and/or Participant(s), respectively, and the initial Purchase Payment is then credited to the Participant's Account. The initial Purchase Payment must be applied within two business days of receipt by the Company of a completed Application. The Company may retain the Purchase Payment for up to five business days while attempting to complete an incomplete Application. If the Application cannot be made complete within five business days, the prospective participant will be informed of the reasons for the delay and the Purchase Payment will be returned immediately unless the prospective participant specifically consents to the Company's retaining the Purchase Payment until the Application is made complete. Thereafter, the Purchase Payment must be applied within two business days. Subsequent Purchase Payments are applied at the end of the Valuation Period during which they are received by the Company.

(2) ACCOUNT CONTINUATION

    A Participant's Account shall be continued automatically in full force during the lifetime of the Annuitant until the Annuity Commencement Date or until the Participant's Account is surrendered. Purchase Payments may be made at any time while the Participant's Account is in force.

(3) ALLOCATION OF NET PURCHASE PAYMENTS

    The Net Purchase Payment is that portion of a Purchase Payment which remains after deduction of any applicable premium or similar tax. Each Net Purchase Payment will be allocated either to Guarantee Periods available in connection with the Fixed Account or to Sub-Accounts of the Variable Account or to both Sub-Accounts and the Fixed Account in accordance with the allocation factors specified in the Application, or as subsequently changed.

    The allocation factors for new Payments among the Guarantee Period(s) and the Sub-Accounts may be changed by the Participant at any time by giving written notice of the change to the Company. Any change will take effect with the first Purchase Payment received with or after receipt of notice of the change by the Company and will continue in effect until subsequently changed.

PARTICIPANT'S ACCOUNT

    The Company will establish a Participant's Account for each Participant under a Contract and will maintain the Participant's Account during the Accumulation Period. The Participant's Account Value for any Valuation Period is equal to the sum of the variable accumulation value, if any, plus the fixed accumulation value, if any, of the Participant's Account for that Valuation Period.

VARIABLE ACCUMULATION VALUE

    The variable accumulation value, if any, of a Participant's Account for any Valuation Period is equal to the sum of the value of all Variable Accumulation Units credited to the Participant's Account for such Valuation Period.

(1) CREDITING VARIABLE ACCUMULATION UNITS

    Upon receipt of a Purchase Payment by the Company, all or that portion, if any, of the Net Purchase Payment to be allocated to any Sub-Accounts in accordance with the allocation factors will be credited to the Participant's Account in the form of Variable Accumulation Units. The number of particular Variable Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Sub-Account by the Variable Accumulation Unit value of the particular Sub-Account for the Valuation Period during which the Purchase Payment is applied by the Company to the Participant's Account.

(2) VARIABLE ACCUMULATION UNIT VALUE

    The Variable Accumulation Unit value for each Sub-Account was established at $10.00 for the first Valuation Period of the particular Sub-Account. The
Variable  Accumulation  Unit  value  for  the  particular  Sub-Account  for  any
subsequent  Valuation  Period  is  determined   by  methodology  which  is   the
mathematical
equivalent of multiplying the Variable Accumulation Unit value for the particular Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the particular Sub-Account for such subsequent Valuation Period. The Variable Accumulation Unit value for each Sub-Account for any Valuation Period is the value determined as of the end of the particular Valuation Period and may increase, decrease or remain the same from Valuation
Period to Valuation Period in accordance with the Net Investment Factor described below. For a hypothetical example of the calculation of the value of a Variable Accumulation Unit, see Appendix A.

(3) NET INVESTMENT FACTOR

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one; therefore the value of a Variable Accumulation Unit may increase, decrease or remain the same.

    The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b) and then subtracting (c) from the result where:

        (a) is the net result of:

           (1) the net asset value of a Series Fund share held in the Sub-Account determined as of the end of the Valuation Period, plus

           (2) the per share amount of any dividend or other distribution declared by the Series Fund on the shares held in the Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus

           (3) a per share credit or charge with respect to any taxes paid or reserved for by the Company during the Valuation Period which are determined by the Company to be attributable to the operation of the Sub-Account (no federal income taxes are applicable under present law);

        (b) is the net asset value of a Series Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period; and

        (c) is the asset charge factor determined by the Company for the Valuation Period to reflect the charges for assuming the mortality and expense risks and administrative expense risks.

FIXED ACCUMULATION VALUE

    The fixed accumulation value, if any, of a Participant's Account for any Valuation Period is equal to the sum of the values of all Guarantee Amounts credited to the Participant's Account for such Valuation Period.

GUARANTEE PERIODS

    The Participant may elect one or more Guarantee Period(s) from among those made available by the Company. The period(s) elected will determine the Guaranteed Interest Rate(s). A Purchase Payment, or the portion thereof (at least $1,000) (or the amount transferred in accordance with the Transfer Privilege) allocated to a particular Guarantee Period, less any applicable premium or similar taxes and any amounts subsequently withdrawn, will earn interest at the Guaranteed Interest Rate during the Guarantee Period. Initial Guarantee Periods begin on the date the Purchase Payment is applied, or, in the case of a transfer, on the effective date of the transfer, and end the number of calendar months in the Guarantee Period elected from the end of the calendar month in which the amount was allocated to the Guarantee Period (the "Expiration Date"). Subsequent Guarantee Periods begin on the first day following the Expiration Date.

    Any portion of a Participant's Account Value allocated to a particular Guarantee Period with a particular Expiration Date (including interest earned thereon) will be referred to herein as a "Guarantee Amount". Interest will be credited daily at a rate equivalent to the compound annual rate. As a result of additional Purchase Payments, renewals and transfers of portions of the Participant's Account Value described under "Transfer Privilege" below, which will begin new Guarantee Periods, Guarantee Amounts allocated to Guarantee Periods of the same duration may have different Expiration Dates. Thus each Guarantee Amount will be treated separately for purposes of determining any Market Value Adjustment (See "Market Value Adjustment").

    The Company will notify the Participant in writing at least 45 and no more than 75 days prior to the Expiration Date for any Guarantee Amount except for Guarantee Amounts held under a Dollar Cost Averaging Option described below. A new Guarantee Period of the same duration as the previous Guarantee Period will commence automatically on the first day following the Expiration Date of the previous Guarantee Period unless the Company receives, prior to the Expiration Date, a written election by the Participant of a new Guarantee Period from among those being offered by the Company at such time, or instructions to transfer all or a portion of the Guarantee Amount to one or more Sub-Accounts in accordance with the Transfer Privilege Provision. Each new Guarantee Amount must be at least $1,000 unless it is equal to the entire Guarantee Amount being tranferred.

DOLLAR COST AVERAGING


    The Participant may also elect an available Dollar Cost Averaging Option in connection with selected Initial Guarantee Periods (subject to a minimum amount of $1,000). Dollar Cost Averaging Options are available monthly or quarterly:


    1. Monthly Dollar Cost Averaging Option: Amounts allocated will be divided among 12 separate sequentially maturing Guarantee Periods. The first Guarantee Period ends one full calendar month following the date the Net Purchase Payment is applied and each subsequent Guarantee Period shall end one full calendar month later, sequentially thereafter. The Guarantee Amount at the Expiration Date of each such Guarantee Period will equal 1/12 of the Net Purchase Payment applied under this Option, with the Guarantee Amount at the last Expiration Date including all interest earned in the 12 Guarantee Periods.


    2. Quarterly Dollar Cost Averaging: Amounts allocated will be divided among four separate sequentially maturing Guarantee Periods. The first Guarantee Period ends three full calendar months following the date the Net Purchase Payment is applied and each subsequent Guarantee Period shall end three full calendar months later, sequentially thereafter. The Guarantee Amount at the Expiration Date of each such Guarantee Period will equal 1/4 of the Net Purchase Payment applied under this Option, with the Guarantee Amount at the last Expiration Date including all interest earned in the four Guarantee Periods.


    Only initial and subsequent Purchase Payments may be allocated to a Dollar Cost Averaging Option. Previously applied amounts may not be transferred to any Dollar Cost Averaging Option.

GUARANTEED INTEREST RATES

    The Company periodically will establish an applicable Guaranteed Interest Rate for each Guarantee Period offered by the Company. Current Guaranteed Interest Rates may be changed by the Company frequently or infrequently depending on interest rates available to the Company and other factors as described below. Rates will be guaranteed for the duration of the respective Guarantee Periods. However, Participant's Account Value withdrawn from the Fixed Account will be subject to any applicable withdrawal charge and Account Fee and may be subject to a Market Value Adjustment on withdrawal or surrender (See "Market Value Adjustment").

    The Guaranteed Interest Rate will not be less than 3% per year, compounded annually. The Company has no specific formula for determining the rate of interest that it will declare as a Guaranteed Interest Rate, as these rates will be reflective of interest rates available on the types of debt instruments in which the Company intends to invest amounts allocated to the Fixed Account (See "The Fixed Account"). In addition, the Company's management may consider other factors in determining Guaranteed Interest Rates including: regulatory and tax requirements; sales commissions and administrative and distribution expenses borne by the Company; general economic trends; and competitive factors. The Participant bears the risk that the Guaranteed Interest Rate to be credited on amounts allocated to the Fixed Account may not exceed 3% per year.

TRANSFER PRIVILEGE; RESTRICTION ON MARKET TIMERS

    At any time during the Accumulation Period the Participant may, upon written request received by the Company, transfer all or part of the Participant's Account Value to one or more Sub-Accounts or Guarantee Periods available under the Contract, subject to the following conditions: (1) not more than 12 transfers may be made in any Account Year; (2) a minimum of 30 days must elapse between transfers made to or from the Fixed Account or among Guarantee Periods; (3) the amount being transferred from a Sub-Account may not be less than $1,000, unless the total Participant's Account Value attributable to a Sub-Account is being transferred; (4) any Participant's Account Value remaining in a Sub-Account may not be less than $1,000; (5) the total Participant's Account Value attributable to the Guarantee Amount must be transferred; and (6) transfers may not be allocated to the Monthly or Quarterly Dollar Cost Averaging Options described above. In addition, transfers of a Guarantee Amount will be subject to the Market Value Adjustment described below unless the transfer is effective within 30 days prior to the Expiration Date applicable to the Guarantee Amount; and transfers involving Variable Accumulation Units shall be subject to such terms and conditions as may be imposed by the Series Fund. Currently, there is no charge for transfers; however, the Company reserves the right to impose a charge of up to $15 for each transfer. A transfer generally will be effective on the date the request for transfer is received by the Company. Under current law, there will not be any tax liability to the Participant if a Participant makes a transfer.

    The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. The Series Fund has reserved the right to temporarily or permanently refuse exchange requests if, in the judgment of the Series Fund's investment adviser, a series would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a "market timing" strategy may be disruptive to a series and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. Persons who wish to employ such strategies should not purchase a Contract.

        CASH WITHDRAWALS, WITHDRAWAL CHARGES AND MARKET VALUE ADJUSTMENT

CASH WITHDRAWALS

    At any time before the Annuity Commencement Date and during the lifetime of the Annuitant, the Participant may elect to receive a cash withdrawal payment from the Company. Any such election shall specify the amount of the withdrawal and will be effective on the date that it is received by the Company.

    The Participant may request a full surrender or partial withdrawal. A full surrender will result in a cash withdrawal payment equal to the value of the Participant's Account at the end of the Valuation Period during which the election becomes effective less the Account Fee, plus or minus any applicable Market Value Adjustment, and less any applicable withdrawal charge. A request for a partial withdrawal will result in the cancellation of a portion of the Participant's Account Value equal to the dollar amount of the cash withdrawal payment, plus or minus any applicable Market Value Adjustment and plus any applicable withdrawal charge. If a partial withdrawal is requested which would leave a Participant's Account Value of less than the Account Fee, then such partial withdrawal will be treated as a full surrender. The Account Fee and any applicable Market Value Adjustment will be deducted from the Participant's Account before the application of any withdrawal charge.

    In the case of a partial withdrawal, the Participant may instruct the Company as to the amounts to be withdrawn from each Sub-Account and/or Guarantee Amount. If not so instructed, the Company will effect such withdrawal pro-rata from each Sub-Account and Guarantee Amount in which the Participant's Account Value is invested at the end of the Valuation Period during which the withdrawal becomes effective. ALL CASH WITHDRAWALS OF ANY GUARANTEE AMOUNT, EXCEPT THOSE EFFECTIVE WITHIN 30 DAYS PRIOR TO THE EXPIRATION DATE OF SUCH GUARANTEE AMOUNT, WILL BE SUBJECT TO THE MARKET VALUE ADJUSTMENT.

    Cash withdrawals from a Sub-Account will result in the cancellation of Variable Accumulation Units attributable to the Participant's Account with an aggregate value on the effective date of the withdrawal equal to the total amount by which the Sub-Account is reduced. The cancellation of such units will be based on the Variable Accumulation Unit values of the Sub-Account for the Valuation Period during which the cash withdrawal is effective.

    The Company, upon request, will advise the Participant of the amounts that would be payable in the event of a full surrender or partial withdrawal.

    Any cash withdrawal payment will be paid within seven days from the date the election becomes effective, except as the Company may be permitted to defer such payment in accordance with the Investment Company Act of 1940 and applicable state insurance law. Deferral of amounts withdrawn from the Variable Account is currently permissible only (1) for any period (a) during which the New York Stock Exchange is closed other than customary week-end and holiday closings or
(b) during which trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, (2) for any period during which an emergency exists as a result of which (a) disposal of securities held by the Series Fund is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of the Series Fund or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of security holders. The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six months from the date written request for such withdrawal is received by the Company. The Company is not required to pay interest on amounts so deferred.

    Since the Qualified Contracts offered by this Prospectus will be issued in connection with retirement plans which meet the requirements of Sections 401, 403, and 408 of the Internal Revenue Code, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on cash withdrawals. For special restrictions applicable to withdrawals from Contracts used with Tax-Sheltered Annuities established pursuant to Section 403(b) of the Internal Revenue Code, see "Section 403(b) Annuities" below.

    A cash withdrawal under either a Qualified or Non-Qualified Contract offered by this Prospectus also may result in a tax penalty. The tax consequences of a cash withdrawal payment under both Qualified and Non-Qualified Contracts should be carefully considered (See "Federal Tax Status").

WITHDRAWAL CHARGES

    No sales charges are deducted from Purchase Payments. However, a withdrawal charge (contingent deferred sales charge), when applicable, will be assessed to reimburse the Company for certain expenses relating to the distribution of the Contracts, including commissions, costs of preparation of sales literature and other promotional costs and acquisition expenses. Cash withdrawals may result in a 10% tax penalty in addition to any withdrawal charge applicable under the Contracts (See "Federal Tax Status").

    No withdrawal charge is assessed upon annuitization, upon payment of the death benefit or upon the transfer of Participant's Account Value among the Sub-Accounts or between the Sub-Accounts and the Fixed Account or within the Fixed Account.


    When a withdrawal is made from a Qualified Contract to comply with mandatory minimum distribution requirements, no withdrawal charge will be applied to the amount required to be distributed during each Account Year. These required distributions may commence during and continue after the year in which the Annuitant attains age 70 1/2 (or, beginning in 1997, after the year in which the Annuitant retires if that is later). Any amounts withdrawn in excess of the required minimum distribution during each Account Year will be subject to any applicable withdrawal charge.


    The withdrawal charge is not assessed with respect to a Participant's Account established for the personal account of an employee of the Company or of any of its affiliates, or of a licensed insurance agent engaged in distributing the Contracts and Certificates, and the Company may waive the withdrawal charge with respect to Purchase Payments derived from the surrender of contracts or certificates issued in connection with other combination fixed/variable annuity contracts issued by the Company.

    For purposes of a full surrender or partial withdrawal, each withdrawal is allocated to previously unliquidated Purchase Payments on a first-in, first-out basis until all Purchase Payments have been liquidated. Once all Purchase Payments have been liquidated, any additional withdrawals will come from the earnings on the Contract and are not subject to a withdrawal charge. The amount subject to a withdrawal charge is the amount of the partial withdrawal or full surrender up to the maximum of the sum of all unliquidated Purchase Payments.

AMOUNT OF WITHDRAWAL CHARGE


    A withdrawal charge percentage of 1% is applied to Purchase Payments withdrawn which have been credited to a Participant's Account for less than one year (365 days).

    In no event shall the aggregate withdrawal charges assessed against a Participant's Account exceed 1% of the aggregate Purchase Payments made under a Certificate (See Appendix C for examples of withdrawals, withdrawal charges and the Market Value Adjustment). The Company may, upon notice to the Owner, modify the withdrawal charge, provided that such modification shall apply only to Participant's Accounts established after the effective date of such modification (See "Modification").

SECTION 403(B) ANNUITIES

    The Internal Revenue Code imposes restrictions on cash withdrawals from Contracts used with Section 403(b) Annuities. In order for these Contracts to receive tax deferred treatment, the Contract must provide that cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988 ("Pre-1989 Account Value")) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to any growth or interest on or after January 1, 1989 on Pre-1989 Account Value, salary reduction contributions made on or after January 1, 1989, and any growth or interest on such contributions ("Restricted Account Value").


    Withdrawals of Restricted Account Value are also permitted in cases of financial hardship, but only to the extent of contributions; earnings on contributions cannot be withdrawn for hardship reasons. While specific rules defining hardship have not been issued by the Internal Revenue Service, it is expected that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contract (See "Federal Tax Status"). Beginning in 1997, under certain circumstances the 10% tax penalty will not apply if the withdrawal is made to pay medical expenses.



    Beginning November 18, 1996, a Contract used with a Section 403(b) Annuity must provide that amounts contributed under a salary reduction agreement under the Contract and all other plans, contracts, or arrangements of the same employer may not exceed the dollar amount of the limitation under Section 402(g)(1) of the Internal Revenue Code (currently $9,500).


    Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Participant's Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

    With respect to these restrictions on withdrawals from the Variable Account, the Company is relying upon a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance, the requirements for which have been complied with by the Company.

    For information on the federal income tax withholding rules that apply to distributions from Qualified Contracts (including Section 403(b) Annuities) see "Federal Tax Status".

MARKET VALUE ADJUSTMENT

    Any cash withdrawal of a Guarantee Amount, other than a withdrawal effective within 30 days prior to the Expiration Date of the Guarantee Amount will be subject to a Market Value Adjustment ("MVA") (for this purpose, transfers, distributions on the death of a Participant and amounts applied to purchase an annuity are treated as cash withdrawals). The MVA will be applied to the amount being withdrawn which is subject to the MVA, after deduction of any applicable Account Fee and before deduction of any applicable withdrawal charge.

    The MVA will reflect the relationship between the Current Rate (as defined below) for the Guarantee Amount being withdrawn and the Guaranteed Interest Rate applicable to the amount being withdrawn. It also reflects the time remaining in the applicable Guarantee Period. Generally, if the Guaranteed Interest Rate is lower than the applicable Current Rate, then the application of the MVA will result in a lower payment upon withdrawal. Similarly, if the Guaranteed Interest Rate is higher than the applicable Current Rate, the application of the MVA will result in a higher payment upon withdrawal.

    The Market Value Adjustment is determined by the application of the following formula:

                              N/12
                      1 + I
                    ( ----- )      -1
                      1 + J

where,

    I is the Guaranteed Interest Rate being credited to the Guarantee Amount subject to the Market Value Adjustment,


    J is the Guaranteed Interest Rate declared by the Company, as of the effective date of the application of the Market Value Adjustment, for current allocations to Guarantee Period(s). If the Guarantee Period was originally established through Monthly or Quarterly Dollar Cost Averaging Options, J is the Guaranteed Interest Rate declared for current allocations to these options. For all other Guarantee Periods, J is the Guaranteed Interest Rate declared for current allocations to Guarantee Periods equal to the balance of the Guarantee Period of the Guarantee Amount subject to the Market Value Adjustment, rounded to the next higher number of complete years (the "Current Rate"). In the determination of J for Guarantee Periods other than those established under the Monthly or Quarterly Dollar Cost Averaging Options, if the Company does not currently offer the applicable Guarantee Period, then J will be determined by linear interpolation of Current Rates for Guarantee Periods that are available.


    N is the number of complete months remaining in the Guarantee Period of the Guarantee Amount subject to the Market Value Adjustment.

    The Company may, upon notice to the Owner, modify the formula used to calculate the Market Value Adjustment, provided that such modification shall apply only to Participant's Accounts established after the effective date of such modification (See "Modification").

    See Appendix  C  for  examples  of  the  application  of  the  Market  Value
Adjustment.

                                 DEATH BENEFIT

DEATH BENEFIT PROVIDED BY THE CONTRACT

    In the event of the death of the Annuitant prior to the Annuity Commencement Date, the Company will pay a death benefit to the Beneficiary. If there is no designated Beneficiary living on the date of death of the Annuitant, the Company will, upon receipt of Due Proof of Death of both the Annuitant and the designated Beneficiary, pay the death benefit in one sum to the Participant or, if the Annuitant was the Participant, to the estate of the Participant/Annuitant. If the death of the Annuitant occurs on or after the Annuity Commencement Date, no death benefit will be payable under the Contract except as may be provided under the Annuity Option elected.

ELECTION AND EFFECTIVE DATE OF ELECTION

    During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Participant may elect to have the death benefit applied under one or more Annuity Options to effect a Variable Annuity or a Fixed Annuity or a combination of both for the Beneficiary as Payee after the death of the Annuitant. If no election of a method of settlement of the death benefit by the Participant is in effect on the date of death of the Annuitant, the Beneficiary may elect (a) to receive the death benefit in the form of a single cash payment; or (b) to have the death benefit applied under one or more of the Annuity Options (on the Annuity Commencement Date described under "Payment of Death Benefit") to effect a Variable Annuity or a Fixed Annuity or a combination of both for the Beneficiary as Payee. Either election described above may be made by filing with the Company a written election in such form as the Company may require. Any election of a method of settlement of the death benefit by the Participant will become effective on the date it is received by the Company. For the purposes of the Payment of Death Benefit and Amount of Death Benefit sections below, any election of the method of settement of the death benefit by the Participant which is in effect on the date of death of the Annuitant will be deemed effective on the date Due Proof of Death of the Annuitant is received by the Company. Any election of a method of settlement of the death benefit by the Beneficiary will become effective on the later of: (a) the date the election is received by the Company; or (b) the date Due

Proof of Death of the Annuitant is received by the Company. If an election by the Beneficiary is not received by the Company within 60 days following the date Due Proof of Death of the Annuitant is received by the Company, the Beneficiary will be deemed to have elected a cash payment as of the last day of the 60 day period.

    In all cases, no Participant or Beneficiary shall be entitled to exercise any rights that would adversely affect the treatment of the Contract as an annuity contract under the Internal Revenue Code. (See "Other Contractual Provisions -- Death of Participant").

PAYMENT OF DEATH BENEFIT

    If the death benefit is to be paid in cash to the Beneficiary, payment will be made within seven days of the date the election becomes effective or is deemed to become effective, except as the Company may be permitted to defer any such payment of amounts derived from the Variable Account in accordance with the Investment Company Act of 1940. If the death benefit is to be paid in one sum to the Participant or, if the Annuitant was the Participant, to the estate of the deceased Participant/Annuitant, payment will be made within seven days of the date Due Proof of Death of the Annuitant, the Participant and/or the designated Beneficiary, as applicable, is received by the Company. If settlement under one or more of the Annuity Options is elected the Annuity Commencement Date will be the first day of the second calendar month following the effective date or the deemed effective date of the election, and the Participant's Account will be maintained in effect until the Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT

    The death benefit is determined as of the effective date or deemed effective date of the death benefit election.

    If the Annuitant was less than age 86 on the Date of Coverage, the death benefit is equal to the greatest of (1) the Participant's Account Value for the Valuation Period during which the death benefit election is effective or is deemed to become effective; (2) the amount that would have been payable in the event of a full surrender of the Participant's Account on the date the death benefit election is effective or is deemed to become effective; and (3) total Purchase Payments made with respect to the Participant's Account, minus the sum of all partial withdrawals.

    If the Annuitant was age 86 or greater on the Date of Coverage, the death benefit is equal to (2) above.


    If (2) or (3) is operative, the Participant's Account Value will be increased by the excess of (2) or (3), as applicable, over (1) and the increase will be allocated to the Sub-Accounts based on the respective values of the Sub-Accounts on the date the amount of the death benefit is determined. If no portion of the Participant's Account is allocated to the Sub-Accounts on that date, the entire increase will be allocated to the Sub-Account invested in the Money Market Series of the Series Fund.


                     HOW THE CONTRACT CHARGES ARE ASSESSED

    As more fully described below, charges under the Contract offered by this Prospectus are assessed in three ways: (1) as deductions for the Account Fee and, if applicable, for premium taxes; (2) as charges against the assets of the Variable Account for the assumption of mortality and expense risks and administrative expenses; and (3) as withdrawal charges (contingent deferred sales charges). In addition, certain deductions are made from the assets of the Series Fund for investment management fees and expenses. These fees and expenses are described in the Series Fund's Prospectus and Statement of Additional Information.

ADMINISTRATIVE CHARGES

    Prior to the Annuity Commencement Date, on each Account Anniversary the Company deducts from the value of each Participant's Account an annual account administration fee ("Account Fee") in the amount of $50 as partial compensation for expenses relating to the issue and maintenance of the Contract, the Certificate and the Participant's Account. If a Participant's Account is surrendered for its full value on other than the Account Anniversary, the Account Fee will be deducted in full at the time of such surrender. The Account Fee will be deducted on a pro rata basis from amounts allocated to each Guarantee Period and each Sub-Account in which the Participant's Account is invested at the time of such deduction. Also, the Company will waive the Account Fee when the Participant's Account Value is greater than $100,000 on the Account Anniversary. On the Annuity Commencement Date, the value of the Participant's Account will be reduced by a proportionate amount of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date. After the Annuity Commencement Date, an annual Account Fee of $50 will be deducted in equal amounts from each variable annuity payment made during the year. No such deduction will be made from fixed annuity payments.


    The Company makes a deduction from the Variable Account at the end of each Valuation Period (during both the Accumulation Period and after annuity payments begin) at an effective annual rate of 0.15% to reimburse the Company for those administrative expenses attributable to the Contracts, the Certificates, the Participant's Accounts and the Variable Account which exceed the revenues received from the Account Fee. The Company believes that the administrative expense charge has been set at a level that will recover no more than the actual costs associated with administering the Contracts and Certificates. For a description of administrative services provided see "Administration of the Contracts".


    The Contract provides that the Company may modify the Account Fee and the administrative expense charge, provided that such modification shall apply only with respect to Participant's Accounts established after the effective date of such modification (See "Modification"). The Company does not expect to make a profit from the Account Fee or the administrative expense charge.

PREMIUM TAXES

    A deduction, when applicable, is made for premium or similar state or local taxes (See Appendix B). It is currently the policy of the Company to deduct the tax from the amount applied to provide an annuity at the time annuity payments commence; however, the Company reserves the right to deduct such taxes when incurred.

MORTALITY AND EXPENSE RISK CHARGE

    The mortality risk assumed by the Company arises from the contractual obligation to continue to make annuity payments to each Annuitant regardless of how long the Annuitant lives and regardless of how long all annuitants as a group live. This assures each annuitant that neither the longevity of fellow annuitants nor an improvement in the life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The Company assumes this mortality risk by virtue of annuity rates incorporated into the Contract which cannot be changed except with respect to Participant's Accounts established after the effective date of such change, as provided in the section of this Prospectus entitled "Modification". The expense risk assumed by the Company is the risk that the administrative charges assessed under the Contract may be insufficient to cover the actual total administrative expenses incurred by the Company.

    For assuming these risks, the Company makes a deduction from the Variable Account at the end of each Valuation Period during both the Accumulation Period and after annuity payments begin at an effective annual rate of 1.00%. If the deduction is insufficient to cover the actual cost of the mortality and expense risk undertaking, the Company will bear the loss. Conversely, if the deduction proves more than sufficient, the excess will be profit to the Company and would be available for any proper corporate purpose including, among other things, payment of distribution expenses. The Company will recoup its expected costs associated with registering and distributing the Contracts by the assessment of the withdrawal charge (contingent deferred sales charge) described below.
However, the withdrawal charge may prove to be insufficient to cover actual distribution expenses. If this is the case, the deficiency will be met from the Company's general corporate funds which may include amounts derived from the mortality and expense risk charges.

    The Contract provides that the Company may modify the mortality and expense risk charge; however, such modification shall apply only with respect to Participant's Accounts established after the effective date of such modification (See "Modification").

    Mortality and expense risk charges, administrative charges and distribution expense charges assessed under other contracts participating in the investment experience of the Variable Account were the only expenses of the Variable Account for the year ended December 31, 1995.

WITHDRAWAL CHARGES

    No deduction for sales charges is made from Purchase Payments. However, a withdrawal charge (contingent deferred sales charge) of 1% of Purchase Payments, when applicable, will be used to cover certain expenses relating to the sale of the Contract and Certificates thereunder, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional costs and acquisition expenses. Gross commissions paid on the sale of these Contracts are not more than 1.20% of the Purchase Payments. In addition, after the first Account Year, a trail commission of no more than 1.00% of the Participant's Account Value may be paid (See "Cash Withdrawals" and "Withdrawal Charges").

                               ANNUITY PROVISIONS

ANNUITY COMMENCEMENT DATE


    Annuity payments will begin on the Annuity Commencement Date which is selected by the Participant, as specified in the Application. The date selected by the Participant may not be sooner than the first day of the second calendar month following the Date of Coverage. This date may be changed by the Participant from time to time by written notice to the Company, provided that notice of each change is received by the Company at least 30 days prior to the then current Annuity Commencement Date and the new Annuity Commencement Date is a date which is: (1) at least 30 days after the date notice of the change is received by the Company; (2) the first day of a month; and (3) not later than the first day of the first month following the Annuitant's 90th birthday, unless otherwise restricted, in the case of a Qualified Contract, by the particular retirement plan or by applicable law. In most situations, current law requires that the Annuity Commencement Date under a Qualified Contract be no later than April 1 following the year the Annuitant reaches age 70 1/2 , and the terms of the particular retirement plan may impose additional limitations. (Beginning in 1997, current law generally will permit the Annuity Commencement Date to be delayed beyond age 70 1/2 until April 1 following the year in which the Annuitant retires.) The Annuity Commencement Date may also be changed by an election of an Annuity Option as described in the Death Benefit section of this Prospectus.



    On the Annuity Commencement Date the Participant's Account will be cancelled and its adjusted value will be applied to provide an annuity under one or more of the options described below. No withdrawal charge will be imposed upon amounts applied to purchase an annuity. However, the Market Value Adjustment may apply, as noted under "Determination of Annuity Payments" below. NO PAYMENTS MAY BE REQUESTED UNDER THE CONTRACT'S CASH WITHDRAWAL PROVISIONS ON OR AFTER THE ANNUITY COMMENCEMENT DATE, AND NO CASH WITHDRAWAL WILL BE PERMITTED EXCEPT AS MAY BE AVAILABLE UNDER THE ANNUITY OPTION ELECTED.


    Since the Contracts offered by this Prospectus may be issued in connection with retirement plans which meet the requirements of Section 401, 403 or 408 of the Internal Revenue Code, as well as certain non-qualified plans, reference should be made to the terms of the particular plan for any limitations or restrictions on the Annuity Commencement Date.

ELECTION--CHANGE OF ANNUITY OPTION

    During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Participant may elect one or more of the Annuity Options described below, or such other settlement option as may be agreed to by the Company, for the Annuitant as Payee. The Participant may also change any election, but written notice of any election or change of election must be received by the Company at least 30 days prior to the Annuity Commencement Date. If no election is in effect on the 30th day prior to the Annuity Commencement Date, Annuity Option B, for a Life Annuity with 120 monthly payments certain, will be deemed to have been elected. If there is no election of a sole Annuitant in effect on the 30th day prior to the Annuity Commencement Date, the person designated as "Co-Annuitant" will be the Payee under the applicable Annuity Option.

    Any election may specify the proportion of the adjusted value of the Participant's Account to be applied to provide a Fixed Annuity and a Variable Annuity. In the event the election does not so specify, or if no election is in effect on the 30th day prior to the Annuity Commencement Date, then the portion of the adjusted value of the Participant's Account to be applied to provide a Fixed Annuity and a Variable Annuity will be determined on a pro rata basis from the composition of the Participant's Account on the Annuity Commencement Date.

    Annuity Options may also be elected by the Participant or the Beneficiary as provided in the Death Benefit section of this Prospectus.

    Reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options which may be elected.

    NO  CHANGE OF  ANNUITY OPTION  IS PERMITTED  AFTER THE  ANNUITY COMMENCEMENT
DATE.

ANNUITY OPTIONS

    No lump sum settlement option is available under the Contract. The Participant may surrender a Certificate prior to the Annuity Commencement Date; however, any applicable surrender charge will be deducted from the cash withdrawal payment and a Market Value Adjustment, if applicable, will be applied.

    Annuity Options A, B, C and D are available to provide either a Fixed Annuity or a Variable Annuity. Annuity Option E is available only to provide a Fixed Annuity.

    Annuity Option A. Life Annuity: Monthly payments during the lifetime of the Payee. This option offers a higher level of monthly payments than Annuity Options B or C because no further payments are payable after the death of the Payee and there is no provision for a death benefit payable to a Beneficiary.

    Annuity  Option B.  Life  Annuity with 60, 120,  180 or 240 Monthly Payments
Certain: Monthly payments during the lifetime of the Payee and in any event for 60, 120, 180 or 240 months certain as elected. The election of a longer period certain results in smaller monthly payments than would be the case if a shorter period certain were elected. In the event of the death of the Payee under this option, the Contract provides that if there is no designated beneficiary entitled to the remaining payments then living, the discounted value of the remaining payments, if any, will be calculated and paid in one sum to the deceased Payee's estate. In addition, any beneficiary who becomes entitled to any remaining payments under this option may elect to receive the amounts due under this option in one sum. The discounted value for variable annuity payments will be based on interest compounded annually at the assumed interest rate of 3% per year. The discounted value for payments being made on a fixed basis will be based on the interest rate initially used by the Company to determine the amount of each payment.

    Annuity Option C. Joint and Survivor Annuity: Monthly payments payable during the joint lifetime of the Payee and a designated second person and during the lifetime of the survivor. During the lifetime of the survivor, variable monthly payments, if any, will be determined using the percentage chosen at the time of election of this option of the number of each type of Annuity Unit credited with respect to the Payee and fixed monthly payments, if any, will be equal to the same percentage of the fixed monthly payment payable during the joint lifetime of the Payee and the designated second person.

    *   Annuity   Option  D.     Monthly   Payments   for  a   Specified  Period
Certain: Monthly payments for a specified period of time (at least five years but not exceeding 30 years), as elected. In the event of the death of the Payee under this option, the Contract provides that, as described under Annuity Option B above, in certain circumstances the discounted value of the remaining payments, if any, will be calculated and paid in one sum.


    * Annuity Option E. Fixed Payments: The amount applied to provide fixed payments in accordance with this option will be held by the Company at interest. Fixed payments will be made in such amounts and at such times (at least over a period of five years) as may be agreed upon with the Company and will continue until the amount held by the Company with interest is exhausted. The final payment will be for the balance remaining and may be less than the amount of each preceding payment. Interest will be credited on an

- ---------

* The election of this annuity option may result in the imposition of a penalty tax.

annual basis on the amount remaining unpaid at a rate which shall be determined by the Company from time to time but which shall not be less than 3% per year, compounded annually. The rate so determined may be changed at any time and as often as may be determined by the Company, provided, however, that the rate may not be reduced more frequently than once during each calendar year. In the event of the death of the Payee under this option, the Contract provides that, as described under Annuity Option B above, in certain circumstances the unpaid balance of the proceeds and interest will be paid in one sum.


DETERMINATION OF ANNUITY PAYMENTS


    On the Annuity Commencement Date the Participant's Account will be cancelled and its adjusted value will be applied to provide a Variable Annuity or a Fixed Annuity or a combination of both. The adjusted value will be equal to the Participant's Account Value for the Valuation Period which ends immediately preceding the Annuity Commencement Date, reduced by a proportionate amount of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date, plus or minus any applicable Market Value Adjustment and minus any applicable premium or similar taxes.


    If the amount to be applied under any annuity option is less than $2,000, or if the first annuity payment payable in accordance with such option is less than $20, the Company will pay the amount to be applied in a single payment to the Payee.

FIXED ANNUITY PAYMENTS

    The dollar amount of each fixed annuity payment will be determined in accordance with the Annuity Payment Rates found in the Contract which are based on a minimum guaranteed interest rate of 3% per year, or, if more favorable to the Payee(s), in accordance with the Annuity Payment Rates published by the Company and in use on the Annuity Commencement Date.

VARIABLE ANNUITY PAYMENTS

    The dollar amount of the first variable annuity payment will be determined in accordance with the Annuity Payment Rates found in the Contract which are based on an assumed interest rate of 3% per year, unless these rates are changed (See "Modification"). All variable annuity payments other than the first are determined by means of Annuity Units credited with respect to the particular
Payee. The number of Annuity Units to be credited in respect of a particular Sub-Account is determined by dividing that portion of the first variable annuity payment attributable to that Sub-Account by the Annuity Unit value of that Sub-Account for the Valuation Period which ends immediately preceding the Annuity Commencement Date. The number of Annuity Units of each particular Sub-Account credited with respect to the particular Payee then remains fixed unless an exchange of Annuity Units is made as described below. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of Annuity Units of a particular Sub-Account credited with respect to the particular Payee by the Annuity Unit value for the particular Sub-Account for the Valuation Period which ends immediately preceding the due date of each subsequent payment. If the net investment return on the assets of the Variable Account is the same as the assumed interest rate (3% per year), variable annuity payments will remain level. If the net investment return exceeds the assumed interest rate variable annuity payments will increase and, conversely, if it is less than the assumed interest rate the payments will decrease.

    For a hypothetical example of the calculation of a Variable Annuity Payment, see Appendix A.

ANNUITY UNIT VALUE


    The Annuity Unit value for each Sub-Account was established at $10.00 for the first Valuation Period of the particular Sub-Account. The Annuity Unit value for the particular Sub-Account for any subsequent Valuation Period is determined by multiplying the Annuity Unit value for the particular Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor (See "Variable Accumulation Value, Net Investment Factor") for the particular Sub-Account for the current Valuation Period and then multiplying that product by a factor to neutralize the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in the applicable Contract. For a one day Valuation Period the factor is 0.99991902.



    For a hypothetical example of the calculation of the value of an Annuity Unit, see Appendix A.


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
EXCHANGE OF VARIABLE ANNUITY UNITS

    After the Annuity Commencement Date the Payee may, by filing a written request with the Company, exchange the value of a designated number of Annuity Units of particular Sub-Accounts then credited with respect to the particular Payee into other Annuity Units, the value of which would be such that the dollar amount of an annuity payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than twelve (12) exchanges may be made within each Account Year.

    Exchanges may be made only among Sub-Accounts. Exchanges will be made using the Annuity Unit values for the Valuation Period during which any request for exchange is received by the Company.

ANNUITY PAYMENT RATES

    The Contract contains Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: (a) the first monthly variable annuity payment based on the assumed interest rate specified in the Contract; and (b) the monthly fixed annuity payment, when this payment is based on the minimum guaranteed interest rate of 3% per year. These rates may be changed by the Company with respect to Participant's Accounts established after the effective date of such change (See "Modification").

    The annuity payment rates may vary according to the Annuity Option elected and the adjusted age of the Payee. The Contract also describes the method of determining the adjusted age of the Payee. The mortality table used in determining the annuity payment rates for Options A, B and C is the 1983 Individual Annuitant Mortality Table A.

                          OTHER CONTRACTUAL PROVISIONS

PAYMENT LIMITS

    The initial Purchase Payment credited to each Participant's Account must be at least $25,000 and each additional Purchase Payment must be at least $1,000, unless waived by the Company. In addition, the prior approval of the Company is required before it will accept a Purchase Payment which would cause the value of a Participant's Account to exceed $1,000,000. If the value of a Participant's Account exceeds $1,000,000, no additional Purchase Payments will be accepted without the prior approval of the Company. Purchase Payments may be made annually, semi-annually, quarterly, monthly or at any other frequency acceptable to the Company. The Participant may, subject to the minimum payment, increase or decrease the amount of Purchase Payments or change the frequency of payment, but the Participant is not obligated to continue Purchase Payments in the amount or frequency elected. There are no penalties for failure to continue to make Purchase Payments. While the Contract and the Participant's Account are in force, Purchase Payments may be made at any time prior to the Annuity Commencement Date.

DESIGNATION AND CHANGE OF BENEFICIARY

    The beneficiary designation contained in the Application will remain in effect until changed. The interest of any Beneficiary is subject to the particular Beneficiary surviving the Annuitant and, in the case of a Non-Qualified Contract, the Participant as well.

    Subject to the rights of an irrevocably designated Beneficiary, the Participant may change or revoke the designation of a Beneficiary at any time while the Annuitant is living by filing with the Company a written beneficiary designation or revocation in such form as the Company may require. The change or revocation will not be binding upon the Company until it is received by the Company. When it is so received the change or revocation will be effective as of the date on which the beneficiary designation or revocation was signed, but the change or revocation will be without prejudice to the Company on account of any payment made or any action taken by the Company prior to receiving the change or revocation.

    Reference should be made to the terms of a particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

EXERCISE OF CONTRACT RIGHTS

    The Contract shall belong to the Owner. All Contract rights and privileges may be expressly reserved by the Owner, failing which, each Participant shall be entitled to exercise such rights and privileges in connection with such Participant's Certificate. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant and prior to the Annuity Commencement Date, except as otherwise provided in the Contract.

    The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Annuitant. Such Payees may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

    Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

    The Owner of a Non-Qualified Contract may change the ownership of the Contract during the lifetime of any Annuitant and prior to the last Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract evidenced by that Participant's Certificate. A change of ownership will not be binding upon the Company until written notification is received by the Company. When such notification is so received, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to the Company on account of any payment made or any action taken by the Company prior to receiving the change.

DEATH OF PARTICIPANT

    If a Participant under a Non-Qualified Contract dies prior to the Annuitant and before the Annuity Commencement Date, that Participant's Account Value, plus or minus any applicable Market Value Adjustment, must be distributed to the "designated beneficiary" (as defined below) either (1) within five years after the date of death of the Participant, or (2) as an annuity over some period not greater than the life or expected life of the designated beneficiary, with annuity payments beginning within one year after the date of death of the Participant. For this purpose (and for purposes of Section 72(s) of the Internal Revenue Code), the person named as Beneficiary shall be considered the designated beneficiary, and if no person then living has been so named, then the Annuitant shall automatically be the designated beneficiary. If the designated beneficiary is the surviving spouse of the deceased Participant, the spouse can elect to continue the Certificate in the spouse's own name as Participant, in which case these mandatory distribution requirements will apply on the spouse's death.

    When the deceased Participant was also the Annuitant, the Death Benefit provision of the Contract controls unless the deceased Participant's surviving spouse is the designated beneficiary and elects to continue the Certificate in the spouse's own name as both Participant and Annuitant.

    If the Payee dies on or after the Annuity Commencement Date and before the entire accumulation under such Participant's Account has been distributed, the remaining portion of such Participant's Account, if any, must be distributed at least as rapidly as the method of distribution then in effect.

    In any case in which a non-natural person constitutes a holder of the Certificate for the purposes of Section 72(s) of the Internal Revenue Code, (1) the distribution requirements described above shall apply upon the death of any Annuitant, and (2) a change in any Annuitant shall be treated as the death of an Annuitant.

    In all cases, no Participant or Beneficiary shall be entitled to exercise any rights that would adversely affect the treatment of the Contract as an annuity contract under the Internal Revenue Code.

    Any distributions upon the death of a Participant under a Qualified Contract will be subject to the laws and regulations governing the particular retirement or deferred compensation plan in connection with which the Qualified Contract was issued.

VOTING OF SERIES FUND SHARES

    The Company will vote Series Fund shares held by the Sub-Accounts at meetings of shareholders of the Series Fund, but will follow voting instructions received from persons having the right to give voting instructions. The Owner or Participant is the person having the right to give voting instructions prior to the Annuity Commencement Date. On or after the Annuity Commencement Date the Payee is the person having such voting rights. Any shares attributable to the Company and Series Fund shares for which no timely voting instructions are received will be voted by the Company in the same proportion as the shares for which instructions are received from Owners, Participants and Payees.

    Owners of Qualified Contracts may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans which are funded by the Contracts may be entitled to instruct the Owners as to how to instruct the Company to vote the Series Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant's Account, the Owner may instruct the Company as to how to vote the number of Series Fund shares for which instructions may be given.

    Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, nor any duty to inquire as to the instructions received or the authority of Owners, Participants or others to instruct the voting of Series Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

    All Series Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least ten days prior to each meeting of the shareholders of the Series Fund. The number of Series Fund shares as to which each such person is entitled to give instructions will be determined by the Company on a date not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Series Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant's Account by the net asset value of one Series Fund share as of the same date. On or after the Annuity Commencement Date, the number of Series Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Series Fund share as of the same date. After the Annuity Commencement Date, the number of Series Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS

    During the Accumulation Period the Company will send the Participant, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to the Participant's Account and the Fixed Accumulation Value of such account, which statement shall be accurate as of a date not more than two months previous to the date of mailing. In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Series Fund as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. The Company will also send such statements reflecting transactions in the Participant's Account as may be required by applicable laws, rules and regulations.

    Upon request, the Company will provide the Participant with information regarding fixed and variable accumulation values.

SUBSTITUTED SECURITIES

    Shares of any or all Series of the Series Fund may not always be available for purchase by the Sub-Accounts of the Variable Account or the Company may decide that further investment in any such shares is no longer appropriate in view of the purposes of the Variable Account or in view of legal, regulatory or federal income tax restrictions. In such event, shares of another series or shares of another registered open-end investment company or unit investment trust may be substituted both for Series Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future provided that these substitutions meet applicable Internal Revenue Service diversification guidelines and have been approved, if required, by the Securities and Exchange Commission. In the event of any substitution pursuant to this provision, the Company may make appropriate endorsement to the Contract to reflect the substitution.

CHANGE IN OPERATION OF VARIABLE ACCOUNT

    At the Company's election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Series Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the Securities and Exchange Commission. In the event of any change in the operation of the Variable Account pursuant to this provision, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

    The Company reserves the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

MODIFICATION

    Upon notice to the Owner and Participant(s) (or the Payee(s) during the annuity period), the Contract may be modified by the Company if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; or (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; or
(iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (See "Change in Operation of Variable Account"); or (iv) provides additional Variable Account and/or fixed accumulation options. In the event of any such modification, the Company may make appropriate endorsement to the Contract to reflect such modification.

    In addition, upon notice to the Owner the Contract may be modified by the Company to change the withdrawal charges, Account Fees, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification shall apply only to Participant's Accounts established after the effective date of such modification. In order to exercise its modification rights in these particular instances, the Company must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date of mailing of the notice of modification by the Company. All of the charges and the annuity tables which are provided in the Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant's Accounts established prior to the effective date of such modification.

DISCONTINUANCE OF NEW PARTICIPANTS

    The Company, by giving 30 days' prior written notice to the Owner, may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Contract. Such limitation or discontinuance shall have no effect on rights or benefits with respect to any Participant's Accounts established prior to the effective date of such limitation or discontinuance.

CUSTODIAN

    The Company is the Custodian of the assets of the Variable Account. The Company will purchase Series Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with the instructions of the Participant and redeem Series Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

RIGHT TO RETURN CONTRACT

    If the Participant is not satisfied with the Certificate it may be returned by mailing it to the Company at the Annuity Service Mailing Address on the cover of this Prospectus within ten days after it was delivered to the Participant. When the Company receives the returned Certificate it will be cancelled and the Participant's Account Value at the end of the Valuation Period during which the Certificate was received by the Company will be refunded to the Participant. However, if applicable state law so requires, the full amount of any Purchase Payment(s) received by the Company will be refunded, the "free look" period may be greater than ten days and alternative methods of returning the Certificate may be acceptable.

    With respect to Individual Retirement Accounts, under the Employee Retirement Income Security Act of 1974 ("ERISA") a Participant establishing an Individual Retirement Account must be furnished with a disclosure statement containing certain information about the Contract and applicable legal requirements. This statement must be furnished on or before the date the Individual Retirement Account is established. If the Participant is furnished with such disclosure statement before the seventh day preceding the date the Individual Retirement Account is established, the Participant will not have any right of revocation. If the disclosure statement is furnished after the seventh day preceding the establishment of the Individual Retirement Account, then the Participant may give a notice of revocation to the Company at any time within seven days after the Date of Coverage. Upon such revocation, the Company will refund the Purchase Payment(s) made by the Participant. The foregoing right of revocation with respect to an Individual Retirement Account is in addition to the return privilege set forth in the preceding paragraph. The Company will allow a participant establishing an Individual Retirement Account a "ten day free-look," notwithstanding the provisions of ERISA.

                               FEDERAL TAX STATUS

INTRODUCTION

    The Contracts and related Certificates described in this Prospectus are designed for use by employer, association and other group retirement plans under the provisions of Sections 401 (including Section 401(k)), 403, 408(b), 408(c) and 408(k) of the Internal Revenue Code (the "Code"), as well as certain non-qualified retirement plans, such as payroll savings plans. The ultimate effect of federal income taxes may depend upon the type of retirement plan for which the Contract or Certificate is purchased and a number of different factors. This discussion is general in nature, is based upon the Company's understanding of current federal income tax laws, and is not intended as tax advice. Congress has the power to enact legislation affecting the tax treatment of annuity contracts, and such legislation could be applied retroactively to Contracts purchased before the date of enactment. Also, because the Internal Revenue Code, as amended, is not in force in the Commonwealth of Puerto Rico, some references in this discussion will not apply to Contracts or Certificates issued in Puerto Rico. Any person contemplating the purchase of a Contract or Certificate should consult a qualified tax adviser. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE OR LOCAL, OF ANY CONTRACT OR CERTIFICATE OR ANY TRANSACTION INVOLVING THE CONTRACTS OR CERTIFICATES.

TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

    The Company is taxed as a life insurance company under the Code. The operations of the Variable Account are accounted for separately from other operations of the Company for purposes of federal income taxation, but the Variable Account is not taxable as a regulated investment company or otherwise as an entity separate from the Company. The income of the Variable Account (consisting primarily of interest, dividends and net capital gains) is not taxable to the Company to the extent that it is applied to increase reserves under contracts participating in the Variable Account.

TAXATION OF ANNUITIES IN GENERAL

    Purchase Payments made under Non-Qualified Contracts are not deductible from the Participant's income for federal income tax purposes. Participants under Qualified Contracts should consult a tax adviser regarding the tax treatment of Purchase Payments.

    Generally, no taxes are imposed on the increase in the value of a Contract or Certificate until a distribution occurs, either as an annuity payment or as a cash withdrawal or lump-sum payment prior to the Annuity Commencement Date. However, corporate Owners and Participants and other Owners and Participants that are not natural persons are subject to current taxation on the annual increase in the value of a Non-Qualified Contract, unless the non-natural person holds the Contract as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement). This current taxation of annuities held by non-natural persons does not apply to earnings accumulated under an immediate annuity, which the Code defines as a single premium contract with an annuity commencement date within one year of the date of purchase. Also, the Internal Revenue Service could assert that Owners or Participants under both Qualified and Non-Qualified Contracts annually receive and are subject to tax on a deemed distribution equal to the cost of any life insurance benefit provided by the Contract.

    The Code is unclear in its application to a group annuity contract where the Owner is distinct from the individuals who receive the Contract benefits (the Participants). The following discussion is the Company's best understanding of the operation of the Code in the context of group contracts. However, Owners and Participants should consult a qualified tax adviser.

    A partial cash withdrawal (that is, a withdrawal of less than the entire Participant's Account Value) from a Certificate issued under a Non-Qualified Contract (a "Non-Qualified Certificate") before the Annuity Commencement Date is treated first as a withdrawal from the increase in the Participant's Account Value, rather than as a return of Purchase Payments. The amount of the withdrawal allocable to this increase will be includible in the Participant's income and subject to tax at ordinary income rates. If part or all of a Participant's Account Value is assigned or pledged as collateral for a loan, the amount assigned or pledged must be treated as if it were withdrawn from the Certificate.

    In the case of annuity payments under a Non-Qualified Certificate after the Annuity Commencement Date, a portion of each payment is treated as a nontaxable return of Purchase Payments. The nontaxable portion is determined by applying to each annuity payment an "exclusion ratio," which, in general, is the ratio that the total amount the Participant paid for the Certificate bears to the Payee's expected return under the Certificate. The remainder of the payment is taxable at ordinary income rates.

    The total amount that a Payee may exclude from income through application of the "exclusion ratio" is limited to the amount the Participant paid for the Certificate. If the Annuitant survives for his full life expectancy, so that the Payee recovers the entire amount paid for the Certificate, any subsequent annuity payments will be fully taxable as income. Conversely, if the Annuitant dies before the Payee recovers the entire amount paid, the Payee will be allowed a deduction for the amount of unrecovered Purchase Payments.

    Taxable cash withdrawals and lump-sum payments from Non-Qualified Certificates may be subject to a penalty tax equal to 10% of the amount treated as taxable income. This 10% penalty also may apply to certain annuity payments. This penalty will not apply in certain circumstances (such as where the distribution is made upon the death of the Participant). The withdrawal penalty also does not apply to distributions under an immediate annuity (as defined above).

    In the case of a Certificate issued under a Qualified Contract (a "Qualified Certificate"), distributions generally are taxable and distributions made prior to age 59 1/2 are subject to a 10% penalty tax, although this penalty tax will not apply in certain circumstances. Certain distributions, known as "eligible rollover distributions," if rolled over to certain other qualified retirement plans (either directly or after being distributed to the Participant or Payee), are not taxable until distributed from the plan to which they are rolled over. In general, an eligible rollover distribution is any taxable distribution other than a distribution that is part of a series of payments made for life or for a specified period of ten years or more. Recent legislation has modified the rules for determining the taxable portion of periodic payments that are not rolled over under Qualified Contracts with Annuity Commencement Dates after November 18, 1996. Owners, Participants, Annuitants, Payees and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, rollovers and payments under the retirement plans in connection with which the Certificates are purchased.


    If the Participant under a Non-Qualified Certificate dies, the value of the Certificate generally must be distributed within a specified period (See "Other Contractual Provisions -- Death of Participant"). For contracts owned by non-natural persons, a change in the Annuitant is treated as the death of the Participant.

    A purchaser of a Qualified Certificate should refer to the terms of the applicable retirement plan and consult a tax adviser regarding distribution requirements upon the death of the Participant.

    A transfer of a Non-Qualified Certificate by gift (other than to the Participant's spouse) is treated as the receipt by the Participant of income in an amount equal to the Participant's Account Value minus the total amount paid for the Certificate.

    The Company will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Non-Qualified Certificate or under a Qualified Certificate issued for use with an individual retirement account unless the Participant or Payee provides his or her taxpayer identification number to the Company and notifies the Company (in the manner prescribed) before the time of the distribution that he or she chooses not to have any amounts withheld.

    In the case of distributions from a Qualified Certificate (other than distributions from a Certificate issued for use with an individual retirement account), the Company or the plan administrator must withhold and remit to the U.S. government 20% of each distribution that is an eligible rollover distribution (as defined above) unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover. If a distribution from a Qualified Certificate is not an eligible rollover distribution, then the Participant or Payee can choose not to have amounts withheld as described above for Non-Qualified
Certificates and Qualified Certificates issued for use with individual retirement accounts.

    Amounts   withheld  from  any  distribution  may  be  credited  against  the
Participant's or Payee's federal income tax liability for the year of the distribution.

    The Internal Revenue Service has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts that do not comply with these regulations do not qualify as annuities for federal income tax purposes, and therefore the annual increase in the value of such contracts is subject to current taxation. The Company believes that each series of the Series Fund complies with the regulations.

    The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which a variable contract will not be treated as an annuity for tax purposes if the owner has excessive control over the investments underlying the contract. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. If guidelines are promulgated, the Company will take any action (including modification of the Contract, the
Certificate   and/or  the  Variable  Account)   necessary  to  comply  with  the
guidelines.

    THE FOLLOWING INFORMATION SHOULD BE CONSIDERED ONLY WHEN AN IMMEDIATE ANNUITY CONTRACT AND A DEFERRED ANNUITY CONTRACT ARE PURCHASED TOGETHER: The
Company understands that the Treasury Department is in the process of reconsidering the tax treatment of annuity payments under an immediate annuity contract (as defined above) purchased together with a deferred annuity contract. The Company believes that any adverse change in the existing tax treatment of such immediate annuity contracts is likely to be prospective, that is, it would not apply to contracts issued before such a change is announced. However, there can be no assurance that any such change, if adopted, would not be applied retroactively.

QUALIFIED RETIREMENT PLANS

    The Qualified Contracts described in this Prospectus are designed for use with several types of qualified retirement plans. The tax rules applicable to participants in such qualified retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made herein to provide more than general information about the use of the Qualified Contracts with the various types of qualified retirement plans. Participants under such plans as well as Owners, Annuitants, Payees and Beneficiaries are cautioned that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Qualified Contracts issued in connection therewith. In addition, Owners, Participants, Payees, Beneficiaries and administrators of qualified retirement plans should consider and consult their tax adviser concerning whether the Death Benefit payable under the Contract affects the qualified status of their retirement plan. Following are brief descriptions of various types of qualified retirement plans and the use of the Qualified Contracts in connection therewith.

PENSION AND PROFIT-SHARING PLANS

    Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. The Contract may be purchased by those who would have been covered under the rules governing old H.R. 10 (Keogh) Plans as well as by corporate plans. Such retirement plans may permit the purchase of the Qualified Contracts to provide benefits under the plans. Employers intending to use the Qualified Contracts in connection with such plans should seek qualified advice in connection therewith.

TAX-SHELTERED ANNUITIES

    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c) (3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Purchasers of the Qualified Contracts for such purposes should seek qualified advice as to eligibility, limitations on permissible amounts of Purchase Payments and tax consequences of distributions (See "Section 403(b) Annuities").

INDIVIDUAL RETIREMENT ACCOUNTS

    Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans and Employer/Association of Employees Established Individual Retirement Account Trusts, known as an Individual Retirement Account ("IRA"). These IRA's are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA. Sale of the Contracts for use with IRA's may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances as described in the section of this Prospectus entitled "Right to Return Contract."

                        ADMINISTRATION OF THE CONTRACTS

    The Company performs certain administrative functions relating to the Contracts, the Participant's Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant's Account number and type, the status of each Participant's Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, Purchase Payments, transfers and full and partial surrenders; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

                         DISTRIBUTION OF THE CONTRACTS

    The offering of the Contracts is continuous. The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the General Distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), 500 Boylston Street, Boston, Massachusetts 02116, a wholly-owned subsidiary of Massachusetts Financial Services Company, which in turn is a subsidiary of the Company. Clarendon is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company. Commissions and other distribution compensation will be paid by the Company and will not be more than 1.20% of Purchase Payments. In addition, after the first Account Year, broker dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Commissions will not be paid with respect to Participant's Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

SELECTED FINANCIAL DATA


    The following selected financial data for the Company should be read in conjunction with the Company's financial statements and notes thereto included in this Prospectus beginning on page 58.



                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------------------------
                                                            1995         1994         1993        1992        1991
                                                         -----------  -----------  ----------  ----------  ----------
                                                                                  (IN 000'S)
Revenues
  Premiums, annuity deposits and other revenue           $ 1,095,646  $ 1,200,143  $1,772,745  $  908,933  $ (151,073)
  Net investment income and realized gains (losses)          366,063      334,896     243,796     209,087     162,031
                                                         -----------  -----------  ----------  ----------  ----------
                                                           1,461,709    1,535,039   2,016,541   1,118,020      10,958
                                                         -----------  -----------  ----------  ----------  ----------
Benefits and Expenses
  Policyholder benefits                                    1,238,603    1,312,721   1,786,919     921,180    (161,110)
  Other expenses                                             176,660      209,819     240,440     232,221     168,689
                                                         -----------  -----------  ----------  ----------  ----------
                                                           1,415,263    1,522,540   2,027,359   1,153,401       7,579
                                                         -----------  -----------  ----------  ----------  ----------
Operating Gain (Loss)                                         46,446       12,499     (10,818)    (35,381)      3,379
Interest on Surplus Notes                                    (31,813)     (31,150)    (26,075)    (18,000)    (12,500)
Equity in Income of Subsidiaries                              59,875       62,629      62,640      49,009      42,702
Federal Income Tax Expense                                   (38,593)     (42,521)    (22,491)     (4,000)    (13,615)
                                                         -----------  -----------  ----------  ----------  ----------
Net Income (Loss)                                        $    35,915  $     1,457  $    3,256  $   (8,372) $   19,966
                                                         -----------  -----------  ----------  ----------  ----------
                                                         -----------  -----------  ----------  ----------  ----------
Assets                                                   $12,499,683  $10,137,822  $9,199,090  $7,494,407  $6,405,599
                                                         -----------  -----------  ----------  ----------  ----------
                                                         -----------  -----------  ----------  ----------  ----------
Surplus Notes                                            $   650,000  $   335,000  $  335,000  $  265,000  $  180,000
                                                         -----------  -----------  ----------  ----------  ----------
                                                         -----------  -----------  ----------  ----------  ----------


See Note 1 to financial statements for the effect of the reinsurance agreements on net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FINANCIAL CONDITION

  ASSETS

    For management purposes it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities; however, all general account assets stand behind all general account liabilities. A majority of the Company's assets are income producing investments. Particular attention is paid to the quality of these assets.

    The Company's bond holdings consist of a diversified portfolio of both public and private issues. It is the Company's policy to acquire only investment grade securities. Private placements are rated internally with reference to the National Association of Insurance Commissioners ("NAIC") designation issued by the NAIC Securities Valuation Office. The overall quality of the Company's bond portfolio remains high. At December 31, 1995, 2.3% of the Company's holdings of bonds were rated below investment grade (i.e. below NAIC rating "1" or "2"). Net unrealized gains on below investment grade bonds were $2,133,727 at December 31, 1995. Bond write downs resulting from intrinsic impairments amounted to $3,500,000 during 1995.

    The   Company  holds   real  estate   primarily  because   such  investments
historically have offered better yields over the long-term than fixed income investments. Real estate investments are used to enhance the yield of products with long-term liability durations. Properties for which market value is lower than cost adjusted for depreciation (book value) are reported at market value. During 1995, the change in the difference between the market value and book value for properties reported at market value was $3,583,000.

    Significant attention has been given to insurance companies' exposure to mortgage loans secured by real estate. The Company had a mortgage portfolio of $1,066,911,000 at December 31, 1995, representing 25.3% of cash and invested assets. At December 31, 1994, mortgage loans represented 28.9% of cash and invested assets. The Company underwrites commercial mortgages with a maximum loan to value ratio of 75%. The Company as a rule invests only in properties that are almost fully leased. The portfolio is diversified by region and by property type. The level of arrears in the portfolio is substantially below the industry average. At December 31, 1995, 0.77% of the Company's portfolio was 60 days or more in arrears, compared to the most recent industry delinquency ratio published by the American Council of Life Insurance of 2.35%. The expense in the year for the provision for losses and for losses on foreclosures was $4,133,000.

    In 1994, the Company entered into a leveraged lease agreement under which a fleet of rail cars was leased for a term of 9.75 years. The investment is classified as other invested assets in the attached balance sheet.

    In the normal course of business, the Company makes commitments to purchase investments at a future date. As of December 31, 1995 the Company had outstanding mortgage commitments of $13,100,000 which will be funded during 1996.

  LIABILITIES

    The majority of the Company's liabilities consist of reserves for life insurance and annuity contracts and deposit funds.

  CAPITAL AND SURPLUS

    Total capital stock and surplus of the Company was $792,452,000 at December 31, 1995. The Company issued surplus notes during 1995 totalling $315,000,000 to an affiliate, Sun Canada Financial Co. The Company repaid $335,000,000 of surplus notes to its parent in 1996. During 1994, the Company reduced its carrying value of MCIC, a wholly-owned subsidiary, by $18,397,000, the unamortized amount of goodwill. The reduction was accounted for as a direct charge to surplus. The Company's management considers its surplus position to be adequate.

RESULTS OF OPERATIONS

  1995 COMPARED TO 1994

    Income from operations before surplus note interest, equity in income of subsidiaries and federal income taxes increased by $33,947,000 from $12,499,000 in 1994 to $46,446,000 in 1995. Reinsurance agreements with the parent had the effect of decreasing net income by $31,327,000 in 1994 as compared to increasing net income by $9,637,000 in 1995. The increase in net income associated with the reinsurance agreements is due to the lack of surplus strain associated with the assumption of new contracts issued. No contracts issued in 1994 or thereafter have been assumed by the Company. It is the acquisition costs of new contract issues which caused the loss from the reinsurance agreements in prior years. Prior to reinsurance, net income from operations decreased by $7,017,000 from $43,826,000 in 1994 to $36,809,000 in 1995. Realized losses on investments and amortization of the interest maintenance reserve decreased by $2,315,000 primarily due to fewer writedowns in the group pension product line. Operating expenses increased by $5,261,000 from $32,231,000 in 1994 to $37,492,000 in
1995, reflecting increased expenses allocated from the parent and increased salaries due to additional staffing. The remaining decrease in net income in 1995 as compared to 1994 of approximately $4,071,000 reflects the strain associated with the Company's market value adjusted annuity product, partially offset by profits associated with the maturing block of individual and group fixed annuities.

    Total income decreased by approximately $73,330,000 from $1,535,039,000 in 1994 to $1,461,709,000 in 1995. Revenues from reinsurance transactions decreased by $4,307,000 reflecting the assumed block of business being closed as of December 31, 1993. Premiums and annuity considerations on a pre-reinsurance basis decreased by $7,728,000 reflecting decreased group pension lottery sales of $22,084,000 offset by increased annuitizations of $14,356,000. Fixed annuity deposits decreased by $26,091,000 as interest rates remained at low levels. Sales of group pension guaranteed investment contracts increased by $49,229,000 reflecting the transfer of the parent's agents' pension fund from the parent to the Company. Net transfers from the separate accounts decreased by $80,758,000 reflecting the decline in interest rates. Pre-reinsurance net investment income increased by $2,219,000 reflecting an increase in the Company's invested asset base. Realized losses and amortization of the interest maintenance reserve decreased by $2,315,000. Other income decreased by $16,711,000 from $33,377,000 in 1994 to
$16,666,000 reflecting a decrease in the surplus transfer from the separate accounts. Mortality and expense risk charges increased by $8,616,000 as a result of market appreciation in the separate accounts.

    Benefits and expenses decreased by approximately $107,277,000 from $1,522,540,000 in 1994 to $1,415,263,000 in 1995. Reinsurance had the effect of decreasing benefits and expenses by $45,272,000, primarily from lower commissions due to no assumption of new contract issues. Prior to reinsurance, benefits and expenses decreased by approximately $62,004,000. The change in the liability for annuity and other deposit funds increased by $83,094,000 as a result of fewer maturities of contracts for which the guarantee periods have expired, and increased sales of group pension guaranteed investment contracts described above. The change in reserves decreased by $16,694,000 reflecting the decrease in group pension lottery sales. Annuity and other deposit fund withdrawals decreased by $8,424,000 reflecting fewer maturities. Transfers to the non-unitized separate account decreased by $124,285,000 from $455,688,000 in 1994 to $331,403,000 reflecting fewer sales and transfers from unitized separate accounts of individually marketed fixed annuities as a result of the decline in interest rates. Operating expenses increased by $5,261,000 reflecting the increased expenses described above.

  1994 COMPARED TO 1993

    Income from operations before surplus note interest, equity in income of subsidiaries and federal income taxes was $12,499,000 in 1994 versus a loss of $10,818,000 in 1993. The increase in income is a result of reinsurance agreements with the parent which decreased income from operations by approximately $31,327,000 in 1994 and $54,567,000 in 1993. The relatively flat change in income before reinsurance results from a combination of factors: realized losses on investments decreased by $6,237,000; mortality and expense risk charges increased by $9,357,000; general expenses increased by $8,061,000 and approximately $6,000,000 of additional surplus strain (selling costs and reserves required on new business in excess of the premium) was incurred reflecting the increased volume of new sales.

    Total revenues decreased by $481,502,000 from $2,016,541,000 in 1993 to $1,535,039,000 in 1994. Revenues from reinsurance transactions decreased by $690,973,000, from $959,536,000 in 1993 to $268,563,000 in 1994. 1993 revenues include the termination of the reinsurance agreement under which the Registrant reinsured with its parent 100% of certain fixed annuity contracts. Before the impact of the reinsurance agreements, total revenues increased by $209,471,000 in 1994. Sales of individually marketed fixed annuities increased by $389,745,000 as a result of improved interest rates and product enhancements. This was offset by decreased sales of group pension deposit contracts of $271,913,000, reflecting management's decision to limit sales due to the volatility of interest rates and changes in the competitive marketplace. Realized losses on investments decreased, reflecting fewer mortgage writedowns in 1994. Mortality and expense risk charges increased, reflecting the increase in separate account net assets.

    Benefits and expenses decreased by $504,819,000 from $2,027,359,000 in 1993 to $1,522,540,000 in 1994. Reinsurance had the effect of increasing benefits and expenses by $299,890,000 in 1994 as compared to $1,014,103,000 in 1993. As noted
above, the 1993 results include the termination of the reinsurance agreement with the parent under which 100% of certain fixed annuity contracts were reinsured. Before the impact of reinsurance, benefits increased by $209,394,000. Before reinsurance, the liability for annuity and other deposit funds and actuarial reserves decreased as a result of lower sales of group pension deposit contracts and increased surrender activity. Annuity and other deposit fund withdrawals increased as a result of increased surrenders of fixed annuities for which interest rate guarantee periods have expired. Transfers to the non-unitized separate account increased reflecting the increase in fixed annuity sales described above. Prior to reinsurance, commissions increased by $35,497,000 reflecting increased sales of individual combination fixed/variable annuity contracts. General expenses increased due to an increase in the amount allocated from the parent under the service agreement, and costs of selling and administration associated with the increased sales and inforce block of individually marketed fixed/variable annuity contracts. Federal income tax expense increased as net operating loss carry forwards were utilized in 1993.

LIQUIDITY

    The Company's cash inflow consists primarily of premiums on insurance and annuity products, income from investments, repayments of investment principal and sales of investments. The Company's cash outflow is primarily to meet death and other maturing insurance and annuity contract obligations, to pay out on contract terminations, to fund investment commitments and to pay normal operating expenses and taxes. Cash outflows are met from the normal net cash inflows.

    The Company segments its business internally and matches projected cash inflows and outflows within each segment. Targets for money market holdings are established for each segment, which in the aggregate meet the day to day cash needs of the Company. If greater liquidity is required, government issued bonds, which are highly liquid, are sold to provide the necessary funds. Government and publicly traded corporate bonds comprise 65.9% of the Company's long-term bond holdings.

    Management believes that the Company's sources of liquidity are more than adequate to meet its anticipated needs.

REINSURANCE

    The Company has agreements with its parent company which provide that the parent company will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements in 1995 had the effect of decreasing net income from operations by $2,184,000.

    Effective January 1, 1991 the Company entered into an agreement with the parent company under which 100% of certain fixed annuity contracts issued by the Company were reinsured. This agreement was terminated effective December 31, 1993.

    Effective January 1, 1991 the Company entered into an agreement with the parent company under which certain individual life insurance contracts issued by the parent were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991 the Company entered into an agreement with the parent which provides that the parent will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement requires the reinsurer to withhold funds in an amount equal to the reserves assumed.

    The Company also has executed a reinsurance agreement with an unaffiliated company which provides reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves are ceded.

RESERVES

    In accordance with the life insurance laws and regulations under which the Company operates it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements these reserves are determined in accordance with statutory regulations which are generally accepted accounting principles for the Company.

INVESTMENTS

    Of the Company's total assets of $12.5 billion at December 31, 1995, 58.5% consisted of unitized and non-unitized separate account assets, 22.8% were invested in bonds and similar securities, 8.5% in mortgages, 1.1% in subsidiaries, 0.7% in real estate, and the remaining 8.4% in cash and other assets.

COMPETITION

    The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,750 stock, mutual and other types of insurers in the life insurance business in the United States. According to the most recent Best's Review, Life-Health Edition, as of December 31, 1994 the Company ranked 46th among all life insurance companies in the United States based upon total assets. Its parent company, Sun Life Assurance Company of Canada, ranked 19th. Best's Insurance Reports, Life-Health Edition, 1995, assigned the Company and the parent company its highest classification, A++, as of December 31, 1994. Standard & Poor's and Duff & Phelps have assigned the Company and the parent company their highest ratings for claims paying ability, AAA. These ratings should not be considered as bearing on the investment performance of the Series Fund shares held in the Sub-Accounts of the Variable Account. However, the ratings are relevant to the Company's ability to meet its general corporate obligations under the Contracts.

EMPLOYEES

    The Company and Sun Life Assurance Company of Canada have entered into a Service Agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement basis. As of December 31, 1995 the Company had 255 direct employees who are employed at its Principal Executive Office in Wellesley Hills, Massachusetts and its Annuity Service Center in Boston, Massachusetts.

PROPERTIES

    The Company occupies office space owned by it and leased to its parent, Sun Life Assurance Company of Canada, and certain unrelated parties for lease terms not exceeding five years.

                 THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

    The directors and principal officers of the Company are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, the directors and officers of the Company who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions.

JOHN D. MCNEIL, 62, Chairman and Director (1982*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

    He is Chairman and a Director of Sun Life Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York; a Director of Massachusetts Financial Services Company; President and a Director of Sun Growth Variable Annuity Fund, Inc.; Chairman and a Trustee of MFS/Sun Life Series Trust; Chairman and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account; and a Director of Shell (Canada) Limited and Canadian Pacific, Ltd.


JOHN R. GARDNER, 58, President and Director (1986*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9


    He is President and a Director of Sun Life Assurance Company of Canada, and Sun Life Insurance and Annuity Company of New York; and a Director of Massachusetts Financial Services Company, Massachusetts Casualty Insurance Company and Sun Life Financial Services Limited.

- ---------
* Year Elected Director

DAVID D. HORN, 55, Senior Vice President and General Manager and Director (1970, 1985*)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181


    He is Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada; Chairman and President and a Director of Sun Investment Services Company; Senior Vice President and a Director of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Growth Variable Annuity Fund, Inc.; President and a Director of Sun Benefit Services Company, Inc., Sun Canada Financial Co., and Sun Life Financial Services Limited; a Director of Sun Capital Advisers, Inc.; Chairman and a Director of Massachusetts Casualty Insurance Company; a Trustee of MFS/ Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.


ANGUS A. MACNAUGHTON, 65, Director (1985*)
Metro Tower, Suite 1170,
950 Tower Lane
Foster City, California 94404


    He is President of Genstar Investment Corporation and a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Canadian Pacific, Ltd., Stelco, Inc. and Varian Associates, Inc.

JOHN S. LANE, 61, Director (1991*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

    He is Senior Vice President, Investments of Sun Life Assurance Company of Canada; and a Director of Sun Investment Services Company, Sun Capital Advisers, Inc. and Sun Life Insurance and Annuity Company of New York.

RICHARD B. BAILEY, 69, Director (1983*)
500 Boylston Street
Boston, Massachusetts 02116

    He is a Director of Sun Life Insurance and Annuity Company of New York and a Director/Trustee of certain Funds in the MFS Family of Funds. Prior to October 1, 1991, he was Chairman and a Director of Massachusetts Financial Services Company.


A. KEITH BRODKIN, 61, Director (1990*)
500 Boylston Street
Boston, Massachusetts 02116


    He is Chairman and a Director of Massachusetts Financial Services Company; a Director of Sun Life Insurance and Annuity Company of New York; and a Director/Trustee and/or Officer of the Funds in the MFS Family of Funds.


M. COLYER CRUM, 64, Director (1986*)
Harvard Business School
Soldiers Field Road
Boston, Massachusetts 02163


    He is a Professor at the Harvard Business School; and a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Merrill Lynch Ready Assets Trust, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch U.S.A. Government Reserves, Merrill Lynch Natural Resources Trust, Merrill Lynch U.S. Treasury

- ---------
* Year Elected Director

Money Fund, MuniVest California Insured Fund, Inc., MuniVest Florida Fund, Inc., MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniVest New York Insured Fund, Inc., MuniYield Florida Insured Fund, MuniYield Insured Fund II, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund III, Inc. and MuniYield Pennsylvania Fund.


ROBERT A. BONNER, 52, Vice President, Pensions (1986)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181


    He is Vice President, Pensions for the United States of Sun Life Assurance Company of Canada.


ROBERT E. MCGINNESS, 55, Vice President and Counsel (1983)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181


    He is Vice President and Counsel for the United States of Sun Life Assurance Company of Canada; Vice President and Counsel and a Director of Sun Investment Services Company and Sun Benefit Services Company, Inc.; Assistant Secretary and a Director of New London Trust, F.S.B.; and a Director of Massachusetts Casualty Insurance Company.

C. JAMES PRIEUR, 45, Vice President, Investments (1993)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

    He is Vice President, Investments for the United States of Sun Life Assurance Company of Canada; Vice President, Investments of Sun Investment Services Company and Sun Life Insurance and Annuity Company of New York; and a Director of Sun Capital Advisers, Inc., New London Trust, F.S.B. and Sun Canada Financial Co.


S. CAESAR RABOY, 60, Vice President, Individual Insurance (1991)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181


    He is Vice President, Individual Insurance for the United States of Sun Life Assurance Company of Canada; Vice President of Sun Life Insurance and Annuity Company of New York; and Vice President and a Director of Sun Life Financial Services Limited. Prior to 1990 he was President and Chief Operating Officer of Connecticut Mutual Life Insurance Company.

ROBERT P. VROLYK, 43, Vice President and Actuary (1986)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

    He is Vice President, Finance for the United States of Sun Life Assurance Company of Canada; Vice President, Controller and Actuary of Sun Life Insurance and Annuity Company of New York; a Director of Massachusetts Casualty Insurance Company; and Vice President and a Director of Sun Canada Financial Co.


MARGARET SEARS MEAD, 46, Secretary (1996)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181



    She is Assistant Vice President and Counsel for the United States of Sun Life Assurance Company of Canada and Secretary of Sun Life Insurance and Annuity Company of New York.



L. BROCK THOMSON, 55, Vice President and Treasurer (1974)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181


    He is Vice President, Portfolio Management for the United States of Sun Life Assurance Company of Canada; Vice President and Treasurer of Sun Investment Services Company, Sun Capital Advisers, Inc., Sun Benefit Services Company, Inc. and Sun Life Insurance and Annuity Company of New York; and Assistant Treasurer of Massachusetts Casualty Insurance Company.

    The directors, officers and employees of the Company are covered under a commercial blanket bond and a liability policy. The directors, officers and employees of Massachusetts Financial Services Company and Clarendon Insurance Agency, Inc. are covered under a fidelity bond and errors and omissions policy.

EXECUTIVE COMPENSATION

    All of the executive officers of the Company also serve as officers of Sun Life Assurance Company of Canada and receive no compensation directly from the Company. Allocations have been made as to such officers' time devoted to duties as executive officers of the Company and its subsidiaries. The allocated cash compensation of all executive officers of the Company as a group for services rendered in all capacities to the Company and its subsidiaries during 1995 totalled $812,410.


    Directors of the Company who are also officers of Sun Life Assurance Company of Canada or its affiliates receive no compensation in addition to their compensation as officers of Sun Life Assurance Company of Canada or its affiliates. Messrs. Bailey, Crum and MacNaughton receive compensation in the amount of $5,000 per year, plus $800 for each meeting attended, plus expenses.


    No shares of the Company are owned by any executive officer or director. The Company is a wholly-owned subsidiary of Sun Life Assurance Company of Canada, 150 King Street West, Toronto, Ontario, Canada M5H 1J9.

                                STATE REGULATION

    The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March 1st in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

    The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

    In addition, many states regulate affiliated groups of insurers, such as the Company, its parent and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved.

    Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

    Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance and pension rates and benefits.

                               LEGAL PROCEEDINGS

    There are no pending legal proceedings affecting the Variable Account. The Company and its subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to their respective total assets or material with respect to the Variable Account.

                                 LEGAL MATTERS

    The organization of the Company, its authority to issue the Contracts and the validity of the form of the Contracts have been passed upon by David D. Horn, Esq., Senior Vice President and General Manager of the Company. Covington & Burling, Washington, D.C., has advised the Company on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts and federal income tax laws applicable to the Contracts.

                                  ACCOUNTANTS

    The financial statements of the Variable Account for the year ended December 31, 1995 and the financial statements of the Company for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            REGISTRATION STATEMENTS

    Registration statements have been filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Contracts offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements, to all of which reference is hereby made for further information concerning the Variable Account, the Fixed Account, the Company, the Series Fund, the Contract and the Certificates. Statements found in this Prospectus as to the terms of the Contracts, the Certificates and other legal instruments are summaries, and reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

    The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Series Fund shares held in the Sub-Accounts of the Variable Account. The Variable Account value of the interests of Owners, Participants, Annuitants, Payees and Beneficiaries under the Contracts is affected primarily by the investment results of the Series Fund. The financial statements of the Variable Account reflect units outstanding and expenses incurred under other contracts participating in the Variable Account which impose certain contract charges that are different from those imposed under the Contracts.

                              -------------------

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1995

 Assets:
   Investments in MFS/Sun Life Series Trust:                                              Shares          Cost           Value
                                                                                        -----------  --------------  --------------
     Capital Appreciation Series ("CAS")..............................................   20,694,441  $  555,400,190  $  661,970,636
     Conservative Growth Series ("CGS")...............................................   12,268,501     217,219,949     270,130,493
     Emerging Growth Series ("EGS")...................................................    5,301,215      63,686,760      67,239,716
     MFS/Foreign & Colonial International Growth and Income Series ("FCG")............      708,797       7,067,308       7,178,745
     Government Securities Series ("GSS").............................................   21,859,555     276,753,000     292,703,791
     High Yield Series ("HYS")........................................................   13,520,748     114,301,393     120,648,644
     Managed Sectors Series ("MSS")...................................................    6,986,407     153,500,488     177,775,494
     Money Market Series ("MMS")......................................................  232,452,692     232,452,692     232,452,692
     Research Series ("RES")..........................................................    5,290,149      63,199,027      71,822,398
     Total Return Series ("TRS")......................................................   55,713,387     851,548,080   1,024,281,880
     Utilities Series ("UTS").........................................................    3,409,214      34,769,429      41,796,297
     World Asset Allocation Series ("WAA")............................................    2,115,612      23,284,489      25,862,059
     World Governments Series ("WGS").................................................   11,075,887     133,922,934     138,299,644
     World Growth Series ("WGR")......................................................   11,457,908     127,633,799     141,460,196
     World Total Return Series ("WTR")................................................    1,164,889      12,758,587      13,783,458
                                                                                                     --------------  --------------
                                                                                                     $2,867,498,125  $3,287,406,143
                                                                                                     --------------
                                                                                                     --------------
   Receivable from sponsor.........................................................................................         162,592
                                                                                                                     --------------
         Net assets................................................................................................  $3,287,568,735
                                                                                                                     --------------
                                                                                                                     --------------

                                               Deferred Variable Annuity Contracts    Reserve for
                                              --------------------------------------   Variable
 NET ASSETS APPLICABLE TO CONTRACT OWNERS:      Units     Unit Value      Value        Annuities       Total
                                              ----------  ----------  --------------  -----------  --------------
   MFS Regatta Contracts:
     CAS....................................   6,615,207  $ 20.6225   $  136,410,833   $  245,038  $  136,655,871
     GSS....................................   3,535,152    15.5323       54,908,660      225,698      55,134,358
     HYS....................................   1,068,412    17.8678       19,081,169        8,030      19,089,199
     MSS....................................   2,150,361    18.9987       40,851,418       86,338      40,937,756
     MMS....................................   3,453,907    12.2910       42,442,851      164,363      42,607,214
     TRS....................................  13,106,997    17.8165      233,507,279    1,162,925     234,670,204
     WGS....................................   1,730,002    16.2514       28,118,590       77,135      28,195,725
                                                                      --------------  -----------  --------------
                                                                      $  555,320,800   $1,969,527  $  557,290,327
                                                                      --------------  -----------  --------------
   MFS Regatta Gold Contracts:
     CAS....................................  27,782,739  $ 18.8392   $  523,347,352   $2,166,217  $  525,513,569
     CGS....................................  16,712,586    16.1344      269,625,529      530,164     270,155,693
     EGS....................................   5,346,104    12.5675       67,183,165      --           67,183,165
     FCG....................................     711,179    10.0942        7,178,745      --            7,178,745
     GSS....................................  18,082,586    13.0981      236,851,391      782,886     237,634,277
     HYS....................................   6,880,080    14.7137      101,211,247      310,936     101,522,183
     MSS....................................   8,542,869    15.9925      136,616,983      216,172     136,833,155
     MMS....................................  17,186,041    11.0111      189,244,865      338,871     189,583,736
     RES....................................   5,341,160    13.3663       71,394,271      510,203      71,904,474
     TRS....................................  53,091,748    14.8406      787,862,944    1,668,256     789,531,200
     UTS....................................   3,410,047    12.2403       41,738,359       55,148      41,793,507
     WAA....................................   2,141,041    12.0393       25,776,833       90,584      25,867,417
     WGS....................................   8,272,858    13.2523      109,635,499      519,035     110,154,534
     WGR....................................  11,421,691    12.3321      140,851,336      646,294     141,497,630
     WTR....................................   1,170,586    11.6516       13,639,351      159,580      13,798,931
                                                                      --------------  -----------  --------------
                                                                      $2,722,157,870   $7,994,346  $2,730,152,216
                                                                      --------------  -----------  --------------
 NET ASSETS APPLICABLE TO SPONSOR...................................  $      126,192   $  --       $      126,192
                                                                      --------------  -----------  --------------
         Net assets.................................................  $3,277,604,862   $9,963,873  $3,287,568,735
                                                                      --------------  -----------  --------------
                                                                      --------------  -----------  --------------

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1995

                                           CAS            CGS            EGS            FCG           GSS
                                       Sub-Account    Sub-Account    Sub-Account*   Sub-Account** Sub-Account
                                      -------------   ------------   ------------   -----------   ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $  12,222,330   $  4,213,752   $   --          $ --         $ 15,080,454
   Mortality and expense risk
    charges.........................      6,566,319      2,296,967       245,139        9,593        3,262,464
   Distribution expense charges.....        180,081        --            --            --               80,215
   Administrative expense charges...        607,879        275,636        29,417        1,151          311,281
                                      -------------   ------------   ------------   -----------   ------------
       Net investment income
        (expense)...................  $   4,868,051   $  1,641,149   $  (274,556)    $(10,744)    $ 11,426,494
                                      -------------   ------------   ------------   -----------   ------------
                                      -------------   ------------   ------------   -----------   ------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains on investment
    transactions:
     Proceeds from sales............  $ 168,445,760   $  7,669,518   $17,109,373     $ 11,837     $ 78,420,543
     Cost of investments sold.......    159,776,008      6,109,739    14,892,586       12,080       79,967,164
                                      -------------   ------------   ------------   -----------   ------------
       Net realized gains
        (losses)....................  $   8,669,752   $  1,559,779   $ 2,216,787     $   (243)    $ (1,546,621)
                                      -------------   ------------   ------------   -----------   ------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $ 106,570,446   $ 52,910,544   $ 3,552,956     $111,437     $ 15,950,791
     Beginning of year..............    (24,453,057)       124,681       --            --          (13,654,356)
                                      -------------   ------------   ------------   -----------   ------------
       Change in unrealized
        appreciation................  $ 131,023,503   $ 52,785,863   $ 3,552,956     $111,437     $ 29,605,147
                                      -------------   ------------   ------------   -----------   ------------
   Realized and unrealized gains....  $ 139,693,255   $ 54,345,642   $ 5,769,743     $111,194     $ 28,058,526
                                      -------------   ------------   ------------   -----------   ------------
   INCREASE IN NET ASSETS FROM
    OPERATIONS......................  $ 144,561,306   $ 55,986,791   $ 5,495,187     $100,450     $ 39,485,020
                                      -------------   ------------   ------------   -----------   ------------
                                      -------------   ------------   ------------   -----------   ------------

                                          HYS            MSS             MMS
                                      Sub-Account    Sub-Account     Sub-Account
                                      ------------   ------------   -------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $  6,506,329   $  4,070,752   $  10,112,163
   Mortality and expense risk
    charges.........................     1,234,228      1,785,559       2,360,642
   Distribution expense charges.....        25,060         54,132          57,813
   Administrative expense charges...       123,047        160,137         225,464
                                      ------------   ------------   -------------
       Net investment income
        (expense)...................  $  5,123,994   $  2,070,924   $   7,468,244
                                      ------------   ------------   -------------
                                      ------------   ------------   -------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains on investment
    transactions:
     Proceeds from sales............  $ 55,764,339   $ 25,990,021   $ 393,915,269
     Cost of investments sold.......    53,874,507     23,211,669     393,915,269
                                      ------------   ------------   -------------
       Net realized gains
        (losses)....................  $  1,889,832   $  2,778,352   $    --
                                      ------------   ------------   -------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $  6,347,251   $ 24,275,006   $    --
     Beginning of year..............      (491,661)    (6,047,477)       --
                                      ------------   ------------   -------------
       Change in unrealized
        appreciation................  $  6,838,912   $ 30,322,483   $    --
                                      ------------   ------------   -------------
   Realized and unrealized gains....  $  8,728,744   $ 33,100,835   $    --
                                      ------------   ------------   -------------
   INCREASE IN NET ASSETS FROM
    OPERATIONS......................  $ 13,852,738   $ 35,171,759   $   7,468,244
                                      ------------   ------------   -------------
                                      ------------   ------------   -------------

 *For the period from May 1, 1995 (commencement of investment operations) to
  December 31, 1995.
**For the period from October 4, 1995 (commencement of investment operations) to December 31, 1995.

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                               RES            TRS            UTS           WAA           WGS
                                           Sub-Account    Sub-Account    Sub-Account   Sub-Account   Sub-Account
                                           -----------   -------------   -----------   -----------   ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............  $    5,213    $  32,466,536   $  667,466    $    6,090    $  7,171,231
   Mortality and expense risk charges....     347,162       10,927,279      354,562       162,497       1,688,912
   Distribution expense charges..........      --              323,202       --            --              41,714
   Administrative expense charges........      41,659          988,072       42,547        19,500         160,955
                                           -----------   -------------   -----------   -----------   ------------
       Net investment income (expense)...  $ (383,608)   $  20,227,983   $  270,357    $ (175,907)   $  5,279,650
                                           -----------   -------------   -----------   -----------   ------------
                                           -----------   -------------   -----------   -----------   ------------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains on investment
    transactions:
     Proceeds from sales.................  $3,467,672    $  84,253,831   $8,132,861    $1,134,082    $ 37,103,469
     Cost of investments sold............   3,086,840       67,830,111    7,866,953     1,013,492      37,082,327
                                           -----------   -------------   -----------   -----------   ------------
       Net realized gains................  $  380,832    $  16,423,720   $  265,908    $  120,590    $     21,142
                                           -----------   -------------   -----------   -----------   ------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................  $8,623,371    $ 172,733,800   $7,026,868    $2,577,570    $  4,376,710
     Beginning of year...................      11,209       12,939,657     (420,499)       17,780      (7,922,900)
                                           -----------   -------------   -----------   -----------   ------------
       Change in unrealized
        appreciation.....................  $8,612,162    $ 159,794,143   $7,447,367    $2,559,790    $ 12,299,610
                                           -----------   -------------   -----------   -----------   ------------
   Realized and unrealized gains.........  $8,992,994    $ 176,217,863   $7,713,275    $2,680,380    $ 12,320,752
                                           -----------   -------------   -----------   -----------   ------------
   INCREASE IN NET ASSETS FROM
    OPERATIONS...........................  $8,609,386    $ 196,445,846   $7,983,632    $2,504,473    $ 17,600,402
                                           -----------   -------------   -----------   -----------   ------------
                                           -----------   -------------   -----------   -----------   ------------

                                               WGR            WTR
                                           Sub-Account    Sub-Account       Total
                                           ------------   -----------   -------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............  $  3,100,162   $    2,399    $  95,624,877
   Mortality and expense risk charges....     1,457,299       79,873       32,778,495
   Distribution expense charges..........       --            --              762,217
   Administrative expense charges........       174,876        9,584        3,171,205
                                           ------------   -----------   -------------
       Net investment income (expense)...  $  1,467,987   $  (87,058)   $  58,912,960
                                           ------------   -----------   -------------
                                           ------------   -----------   -------------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains on investment
    transactions:
     Proceeds from sales.................  $ 24,859,820   $  971,428    $ 907,249,823
     Cost of investments sold............    23,988,619      908,827      873,536,191
                                           ------------   -----------   -------------
       Net realized gains................  $    871,201   $   62,601    $  33,713,632
                                           ------------   -----------   -------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................  $ 13,826,397   $1,024,871    $ 419,908,018
     Beginning of year...................      (867,181)       4,178      (40,759,626)
                                           ------------   -----------   -------------
       Change in unrealized
        appreciation.....................  $ 14,693,578   $1,020,693    $ 460,667,644
                                           ------------   -----------   -------------
   Realized and unrealized gains.........  $ 15,564,779   $1,083,294    $ 494,381,276
                                           ------------   -----------   -------------
   INCREASE IN NET ASSETS FROM
    OPERATIONS...........................  $ 17,032,766   $  996,236    $ 553,294,236
                                           ------------   -----------   -------------
                                           ------------   -----------   -------------

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CHANGES IN NET ASSETS

                                              CAS                             CGS                     EGS             FCG
                                          Sub-Account                     Sub-Account             Sub-Account     Sub-Account
                                 -----------------------------   -----------------------------   -------------   -------------
                                          Year Ended                      Year Ended              Year Ended      Year Ended
                                         December 31,                    December 31,            December 31,    December 31,
                                 -----------------------------   -----------------------------   -------------   -------------
                                     1995            1994            1995            1994            1995*          1995**
                                 -------------   -------------   -------------   -------------   -------------   -------------
 OPERATIONS:
   Net investment income
    (expense)..................  $   4,868,051   $  27,825,823   $   1,641,149   $     147,916   $    (274,556)  $     (10,744)
   Net realized gains
    (losses)...................      8,669,752      12,649,928       1,559,779         469,410       2,216,787            (243)
   Net unrealized gains
    (losses)...................    131,023,503     (57,996,267)     52,785,863      (3,896,273)      3,552,956         111,437
                                 -------------   -------------   -------------   -------------   -------------   -------------
     Increase (decrease) in net
      assets from operations...  $ 144,561,306   $ (17,520,516)  $  55,986,791   $  (3,278,947)  $   5,495,187   $     100,450
                                 -------------   -------------   -------------   -------------   -------------   -------------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments
      received.................  $ 120,979,478   $ 131,738,032   $  74,122,408   $  54,704,628   $  34,471,454   $   4,120,619
     Net transfers between
      Sub-Accounts and Fixed
      Account..................     51,189,081     (30,000,160)     19,980,665       5,906,300      27,751,346       3,003,996
     Withdrawals, surrenders,
      annuitizations and
      contract charges.........    (35,672,499)    (22,127,701)    (11,060,939)     (4,909,494)       (532,429)        (46,320)
                                 -------------   -------------   -------------   -------------   -------------   -------------
       Net accumulation
        activity...............  $ 136,496,060   $  79,610,171   $  83,042,134   $  55,701,434   $  61,690,371   $   7,078,295
                                 -------------   -------------   -------------   -------------   -------------   -------------
   Annuitization Activity:
     Annuitizations............  $   1,153,294   $     325,123   $     201,542   $     131,189   $      50,528   $    --
     Annuity payments and
      contract charges.........       (216,005)       (135,087)        (58,715)        (58,514)           (593)       --
     Net transfers between
      Sub-Accounts.............        531,083         (13,777)          2,298          68,480           4,223        --
     Adjustment to annuity
      reserve..................        131,042        (138,996)         30,462          (3,424)        (56,551)       --
                                 -------------   -------------   -------------   -------------   -------------   -------------
       Net annuitization
        activity...............  $   1,599,414   $      37,263   $     175,587   $     137,731   $      (2,393)  $    --
                                 -------------   -------------   -------------   -------------   -------------   -------------
   Increase in net assets from
    participant transactions...  $ 138,095,474   $  79,647,434   $  83,217,721   $  55,839,165   $  61,687,978   $   7,078,295
                                 -------------   -------------   -------------   -------------   -------------   -------------
     Increase in net assets....  $ 282,656,780   $  62,126,918   $ 139,204,512   $  52,560,218   $  67,183,165   $   7,178,745
 NET ASSETS:
   Beginning of year...........    379,512,660     317,385,742     130,951,181      78,390,963        --              --
                                 -------------   -------------   -------------   -------------   -------------   -------------
   End of year.................  $ 662,169,440   $ 379,512,660   $ 270,155,693   $ 130,951,181   $  67,183,165   $   7,178,745
                                 -------------   -------------   -------------   -------------   -------------   -------------
                                 -------------   -------------   -------------   -------------   -------------   -------------

 *For  the period  from May 1,  1995 (commencement of  investment operations) to
  December 31, 1995.
**For the period from October 4, 1995 (commencement of investment operations) to December 31, 1995.

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                                GSS                            HYS                             MSS
                                            Sub-Account                    Sub-Account                     Sub-Account
                                   -----------------------------   ----------------------------   -----------------------------
                                            Year Ended                      Year Ended                     Year Ended
                                           December 31,                    December 31,                   December 31,
                                   -----------------------------   ----------------------------   -----------------------------
                                       1995            1994            1995            1994           1995            1994
                                   -------------   -------------   -------------   ------------   -------------   -------------
 OPERATIONS:
   Net investment income.........  $  11,426,494   $  10,541,212   $   5,123,994   $  3,353,160   $   2,070,924   $  10,371,457
   Net realized gains (losses)...     (1,546,621)        989,314       1,889,832     (1,835,584)      2,778,352       2,312,910
   Net unrealized gains
    (losses).....................     29,605,147     (19,932,794)      6,838,912     (3,354,235)     30,322,483     (16,183,713)
                                   -------------   -------------   -------------   ------------   -------------   -------------
       Increase (decrease) in net
        assets from operations...  $  39,485,020   $  (8,402,268)  $  13,852,738   $ (1,836,659)  $  35,171,759   $  (3,499,346)
                                   -------------   -------------   -------------   ------------   -------------   -------------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments
      received...................  $  47,266,837   $  81,307,573   $  20,152,853   $ 25,863,588   $  34,586,296   $  29,286,189
     Net transfers between
      Sub-Accounts and Fixed
      Account....................    (42,381,252)    (10,559,956)     22,611,563    (10,800,800)      9,193,092      (4,775,869)
     Withdrawals, surrenders,
      annuitizations and contract
      charges....................    (21,245,942)    (18,857,834)     (7,980,818)    (6,561,955)     (9,392,233)     (7,012,701)
                                   -------------   -------------   -------------   ------------   -------------   -------------
       Net accumulation
        activity.................  $ (16,360,357)  $  51,889,783   $  34,783,598   $  8,500,833   $  34,387,155   $  17,497,619
                                   -------------   -------------   -------------   ------------   -------------   -------------
   Annuitization Activity:
     Annuitizations..............  $     354,393   $     519,211   $      16,894   $    143,700   $      92,920   $      68,728
     Annuity payments and
      contract charges...........       (168,285)       (131,378)        (68,402)       (71,050)        (56,337)        (32,033)
     Net transfers between
      Sub-Accounts...............        (53,070)       (128,389)          8,428        119,221          94,161             976
     Adjustment to annuity
      reserve....................         33,716          41,563         (25,024)        (8,871)         (2,133)           (388)
                                   -------------   -------------   -------------   ------------   -------------   -------------
       Net annuitization
        activity.................  $     166,754   $     301,007   $     (68,104)  $    183,000   $     128,611   $      37,283
                                   -------------   -------------   -------------   ------------   -------------   -------------
   Increase in net assets from
    participant transactions.....  $ (16,193,603)  $  52,190,790   $  34,715,494   $  8,683,833   $  34,515,766   $  17,534,902
                                   -------------   -------------   -------------   ------------   -------------   -------------
     Increase in net assets......  $  23,291,417   $  43,788,522   $  48,568,232   $  6,847,174   $  69,687,525   $  14,035,556
 NET ASSETS:
   Beginning of year.............    269,477,218     225,688,696      72,043,150     65,195,976     108,083,386      94,047,830
                                   -------------   -------------   -------------   ------------   -------------   -------------
   End of year...................  $ 292,768,635   $ 269,477,218   $ 120,611,382   $ 72,043,150   $ 177,770,911   $ 108,083,386
                                   -------------   -------------   -------------   ------------   -------------   -------------
                                   -------------   -------------   -------------   ------------   -------------   -------------

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                                        MMS                            RES
                                                    Sub-Account                    Sub-Account
                                           ------------------------------   --------------------------
                                                     Year Ended                     Year Ended
                                                    December 31,                   December 31,
                                           ------------------------------   --------------------------
                                                1995            1994            1995          1994*
                                           --------------   -------------   ------------   -----------
 OPERATIONS:
   Net investment income (expense).......  $    7,468,244   $   4,088,955   $   (383,608)  $    (4,034)
   Net realized gains (losses)...........        --              --              380,832        (3,877)
   Net unrealized gains (losses).........        --              --            8,612,162        11,209
                                           --------------   -------------   ------------   -----------
       Increase (decrease) in net assets
        from operations..................  $    7,468,244   $   4,088,955   $  8,609,386   $     3,298
                                           --------------   -------------   ------------   -----------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments received..........  $  172,273,093   $ 169,065,890   $ 44,406,655   $ 1,223,399
     Net transfers between Sub-Accounts
      and Fixed Account..................    (115,663,895)    (47,970,496)    15,859,913     2,663,995
     Withdrawals, surrenders,
      annuitizations and contract
      charges............................     (34,523,223)    (21,288,054)    (1,251,158)      (19,412)
                                           --------------   -------------   ------------   -----------
       Net accumulation activity.........  $   22,085,975   $  99,807,340   $ 59,015,410   $ 3,867,982
                                           --------------   -------------   ------------   -----------
   Annuitization Activity:
     Annuitizations......................  $      583,368   $     559,738   $    404,830   $   --
     Annuity payments and contract
      charges............................        (185,934)       (103,980)       (20,548)      --
     Net transfers between
      Sub-Accounts.......................        (656,607)        122,710        (57,959)      --
     Adjustment to annuity reserve.......         (33,157)         96,065         82,075       --
                                           --------------   -------------   ------------   -----------
       Net annuitization activity........  $     (292,330)  $     674,533   $    408,398   $   --
                                           --------------   -------------   ------------   -----------
   Increase in net assets from
    participant transactions.............  $   21,793,645   $ 100,481,873   $ 59,423,808   $ 3,867,982
                                           --------------   -------------   ------------   -----------
     Increase in net assets..............  $   29,261,889   $ 104,570,828   $ 68,033,194   $ 3,871,280
 NET ASSETS:
   Beginning of year.....................     203,055,253      98,484,425      3,871,280       --
                                           --------------   -------------   ------------   -----------
   End of year...........................  $  232,317,142   $ 203,055,253   $ 71,904,474   $ 3,871,280
                                           --------------   -------------   ------------   -----------
                                           --------------   -------------   ------------   -----------

                                                        TRS
                                                    Sub-Account
                                           ------------------------------
                                                     Year Ended
                                                    December 31,
                                           ------------------------------
                                                1995            1994
                                           --------------   -------------
 OPERATIONS:
   Net investment income (expense).......  $   20,227,983   $  19,183,787
   Net realized gains (losses)...........      16,423,720       9,131,549
   Net unrealized gains (losses).........     159,794,143     (56,210,282)
                                           --------------   -------------
       Increase (decrease) in net assets
        from operations..................  $  196,445,846   $ (27,894,946)
                                           --------------   -------------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments received..........  $  114,688,434   $ 222,713,883
     Net transfers between Sub-Accounts
      and Fixed Account..................      (1,317,333)     (7,151,070)
     Withdrawals, surrenders,
      annuitizations and contract
      charges............................     (63,409,172)    (51,917,624)
                                           --------------   -------------
       Net accumulation activity.........  $   49,961,929   $ 163,645,189
                                           --------------   -------------
   Annuitization Activity:
     Annuitizations......................  $      238,231   $     816,949
     Annuity payments and contract
      charges............................        (656,053)       (624,252)
     Net transfers between
      Sub-Accounts.......................          17,486         (63,499)
     Adjustment to annuity reserve.......         (16,966)         21,464
                                           --------------   -------------
       Net annuitization activity........  $     (417,302)  $     150,662
                                           --------------   -------------
   Increase in net assets from
    participant transactions.............  $   49,544,627   $ 163,795,851
                                           --------------   -------------
     Increase in net assets..............  $  245,990,473   $ 135,900,905
 NET ASSETS:
   Beginning of year.....................     778,210,931     642,310,026
                                           --------------   -------------
   End of year...........................  $1,024,201,404   $ 778,210,931
                                           --------------   -------------
                                           --------------   -------------

*For the period from November 7, 1994 (commencement of investment operations) to December 31, 1994.

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                                       UTS                          WAA                            WGS
                                                   Sub-Account                  Sub-Account                    Sub-Account
                                           ---------------------------   --------------------------   -----------------------------
                                                   Year Ended                    Year Ended                    Year Ended
                                                  December 31,                  December 31,                  December 31,
                                           ---------------------------   --------------------------   -----------------------------
                                               1995           1994           1995          1994*          1995            1994
                                           ------------   ------------   ------------   -----------   -------------   -------------
 OPERATIONS:
   Net investment income (expense).......  $    270,357   $   (199,726)  $   (175,907)  $    (2,966)  $   5,279,650   $   9,480,795
   Net realized gains (losses)...........       265,908       (122,032)       120,590          (147)         21,142        (873,333)
   Net unrealized gains (losses).........     7,447,367       (443,189)     2,559,790        17,780      12,299,610     (16,425,541)
                                           ------------   ------------   ------------   -----------   -------------   -------------
     Increase (decrease) in net assets
      from operations....................  $  7,983,632   $   (764,947)  $  2,504,473   $    14,667   $  17,600,402   $  (7,818,079)
                                           ------------   ------------   ------------   -----------   -------------   -------------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments received..........  $ 12,426,034   $ 17,617,955   $ 14,182,774   $ 1,457,362   $  12,226,329   $  37,946,650
     Net transfers between Sub-Accounts
      and Fixed Account..................     2,364,291      2,488,460      6,506,983     1,534,984      (8,347,691)    (17,688,160)
     Withdrawals, surrenders,
      annuitizations and contract
      charges............................    (2,335,754)      (828,336)      (403,056)       (3,895)     (8,464,694)     (8,869,406)
                                           ------------   ------------   ------------   -----------   -------------   -------------
       Net accumulation activity.........  $ 12,454,571   $ 19,278,079   $ 20,286,701   $ 2,988,451   $  (4,586,056)  $  11,389,084
                                           ------------   ------------   ------------   -----------   -------------   -------------
   Annuitization Activity:
     Annuitizations......................  $     16,672   $     27,927   $    --        $   --        $       9,873   $     303,841
     Annuity payments and contract
      charges............................        (7,291)       --             (10,989)      --             (159,462)       (162,696)
     Net transfers between
      Sub-Accounts.......................         9,915        --              78,757       --             --              (142,264)
     Adjustment to annuity reserve.......        (2,791)             1          5,357       --               49,038            (338)
                                           ------------   ------------   ------------   -----------   -------------   -------------
       Net annuitization activity........  $     16,505   $     27,928   $     73,125   $   --        $    (100,551)  $      (1,457)
                                           ------------   ------------   ------------   -----------   -------------   -------------
   Increase in net assets from
    participant transactions.............  $ 12,471,076   $ 19,306,007   $ 20,359,826   $ 2,988,451   $  (4,686,607)  $  11,387,627
                                           ------------   ------------   ------------   -----------   -------------   -------------
     Increase in net assets..............  $ 20,454,708   $ 18,541,060   $ 22,864,299   $ 3,003,118   $  12,913,795   $   3,569,548
 NET ASSETS:
   Beginning of year.....................    21,338,799      2,797,739      3,003,118       --          125,436,464     121,866,916
                                           ------------   ------------   ------------   -----------   -------------   -------------
   End of year...........................  $ 41,793,507   $ 21,338,799   $ 25,867,417   $ 3,003,118   $ 138,350,259   $ 125,436,464
                                           ------------   ------------   ------------   -----------   -------------   -------------
                                           ------------   ------------   ------------   -----------   -------------   -------------

*For the period from November 7, 1994 (commencement of investment operations) to December 31, 1994.

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                                  WGR                           WTR
                                              Sub-Account                   Sub-Account                         Total
                                      ----------------------------   --------------------------   ---------------------------------
                                               Year Ended                    Year Ended                      Year Ended
                                              December 31,                  December 31,                    December 31,
                                      ----------------------------   --------------------------   ---------------------------------
                                          1995            1994           1995          1994*           1995              1994
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
 OPERATIONS:
   Net investment income
    (expense).......................  $   1,467,987   $   (890,634)  $    (87,058)  $    (1,446)  $    58,912,960   $    83,894,299
   Net realized gains...............        871,201      1,495,414         62,601            63        33,713,632        24,213,615
   Net unrealized gains (losses)....     14,693,578     (1,584,010)     1,020,693         4,178       460,667,644      (175,993,137)
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
     Increase (decrease) in net
      assets from operations........  $  17,032,766   $   (979,230)  $    996,236   $     2,795   $   553,294,236   $   (67,885,223)
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
 PARTICIPANT TRANSACTIONS:
   Accumulation Activity:
     Purchase payments received.....  $  27,109,744   $ 62,712,792   $ 10,064,130   $   756,005   $   743,077,138   $   836,393,946
     Net transfers between
      Sub-Accounts and Fixed
      Account.......................      5,024,725     21,605,891      1,710,064       626,641        (2,514,452)      (94,120,240)
     Withdrawals, surrenders,
      annuitizations and contract
      charges.......................     (7,221,767)    (3,238,104)      (505,397)       (1,410)     (204,045,401)     (145,635,926)
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
       Net accumulation activity....  $  24,912,702   $ 81,080,579   $ 11,268,797   $ 1,381,236   $   536,517,285   $   596,637,780
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
   Annuitization Activity:
     Annuitizations.................  $     398,205   $    139,258   $    141,543   $   --        $     3,662,293   $     3,035,664
     Annuity payments and contract
      charges.......................        (48,306)        (9,292)        (6,755)      --             (1,663,675)       (1,328,282)
     Net transfers between
      Sub-Accounts..................          6,845         36,542           (394)      --                (14,834)        --
     Adjustment to annuity
      reserve.......................         42,104         (4,670)        15,473       --                252,645             2,406
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
       Net annuitization activity...  $     398,848   $    161,838   $    149,867   $   --        $     2,236,429   $     1,709,788
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
   Increase in net assets from
    participant transactions........  $  25,311,550   $ 81,242,417   $ 11,418,664   $ 1,381,236   $   538,753,714   $   598,347,568
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
     Increase in net assets.........  $  42,344,316   $ 80,263,187   $ 12,414,900   $ 1,384,031   $ 1,092,047,950   $   530,462,345
 NET ASSETS:
   Beginning of year................     99,153,314     18,890,127      1,384,031       --          2,195,520,785     1,665,058,440
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
   End of year......................  $ 141,497,630   $ 99,153,314   $ 13,798,931   $ 1,384,031   $ 3,287,568,735   $ 2,195,520,785
                                      -------------   ------------   ------------   -----------   ---------------   ---------------
                                      -------------   ------------   ------------   -----------   ---------------   ---------------

*For the period from November 7, 1994 (commencement of investment operations) to December 31, 1994.

                       See notes to financial statements

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION
Sun Life of Canada (U.S.) Variable Account F (the "Variable Account"), a separate account of Sun Life Assurance Company of Canada (U.S.), the Sponsor, was established on July 13, 1989 as a funding vehicle for the variable portion of certain group combination fixed/variable annuity contracts. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a specific series of MFS/Sun Life Series Trust (the "Series Trust"), an open-end management investment company registered under the Investment Company Act of 1940. Massachusetts Financial Services Company, a wholly-owned subsidiary of the Sponsor, is investment adviser to the Series Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES
INVESTMENT VALUATIONS
Investments in shares of the Series Trust are recorded at their net asset value. Realized gains and losses on sales of shares of the Series Trust are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Series Trust shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FEDERAL INCOME TAX STATUS
The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately; the Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not subject to tax.

(3) CONTRACT CHARGES
A mortality and expense risk charge based on the value of the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25%.

Each year on the contract anniversary, an account administration fee ("Account Fee") equal to the lesser of $30 or 2% of the participant's account value is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date the Account Fee will be deducted pro rata from each variable annuity payment made during the year.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 6% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses relating to the sale of the contracts and certificates.

For assuming the risk that withdrawal charges may be insufficient to compensate it for the costs of distributing the MFS Regatta contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period for the first seven account years at an effective annual rate of 0.15% of the net assets attributable to such contracts. No deduction for the distribution expense charge is made after the seventh account anniversary.

As reimbursement for administrative expenses attributable to MFS Regatta Gold contracts which exceed the revenues received from the Account Fees described on the preceding page derived from such contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such contracts.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

(4) ANNUITY RESERVES
Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of 4% or 3%, as stated in each participant's contract. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS

                                                                                     Units Transferred
                                                                                 Between Sub-Accounts and
                                   Units Outstanding                                Fixed Accumulation
                                   Beginning of Year        Units Purchased               Account
                                 ----------------------  ----------------------  -------------------------
                                       Year Ended              Year Ended               Year Ended
                                      December 31,            December 31,             December 31,
                                 ----------------------  ----------------------  -------------------------
                                    1995        1994        1995        1994        1995          1994
                                 ----------  ----------  ----------  ----------  -----------   -----------
 MFS REGATTA CONTRACTS
 ------------------------------
 CAS Sub-Account...............   6,184,731   7,272,302       8,683       9,333    1,002,774      (455,183)
 GSS Sub-Account...............   4,235,203   4,708,841          48      10,633     (289,212)      (21,084)
 HYS Sub-Account...............     839,825   1,087,265      --          --          332,946       (47,560)
 MSS Sub-Account...............   2,066,642   2,431,072      12,503       1,536      206,072      (134,616)
 MMS Sub-Account...............   3,873,044   3,081,737       6,171       4,866      315,466     1,706,748
 TRS Sub-Account...............  14,225,539  15,806,723       4,093      10,133      117,384       (92,067)
 WGS Sub-Account...............   1,967,375   2,300,611      --           2,332      (87,581)      (73,063)
 MFS REGATTA GOLD CONTRACTS
 ------------------------------
 CAS Sub-Account...............  19,909,649  13,245,124   7,106,728   9,091,150    2,287,026    (1,559,101)
 CGS Sub-Account...............  10,979,711   6,412,270   5,181,021   4,513,854    1,359,507       483,956
 EGS Sub-Account...............      --          --       2,978,021      --        2,420,603       --
 FCG Sub-Account...............      --          --         414,060      --          301,717       --
 GSS Sub-Account...............  18,784,262  13,661,303   3,836,496   7,175,667   (3,241,260)     (868,594)
 HYS Sub-Account...............   4,605,818   3,599,473   1,439,990   1,996,981    1,286,018      (717,869)
 MSS Sub-Account...............   6,351,641   4,525,423   2,269,426   2,365,855      411,655      (238,446)
 MMS Sub-Account...............  14,774,386   6,055,673  16,108,059  16,275,632  (11,138,037)   (6,440,721)
 RES Sub-Account...............     392,528      --       3,726,811     124,868    1,346,160       269,642
 TRS Sub-Account...............  48,270,556  32,979,812   8,512,923  18,470,599     (391,980)     (520,442)
 UTS Sub-Account...............   2,273,439     279,796   1,164,148   1,824,507      204,917       258,454
 WAA Sub-Account...............     299,210      --       1,294,348     145,953      590,509       153,647
 WGR Sub-Account...............   9,182,555   1,778,644   2,422,350   5,802,910      475,925     1,954,152
 WGS Sub-Account...............   8,334,019   7,008,613     981,591   3,238,912     (532,375)   (1,467,047)
 WTR Sub-Account...............     138,126      --         922,160      75,613      159,909        62,654

                                     Units Withdrawn,
                                      Surrendered and          Units Outstanding
                                        Annuitized                End of Year
                                 -------------------------   ----------------------
                                        Year Ended                 Year Ended
                                       December 31,               December 31,
                                 -------------------------   ----------------------
                                    1995          1994          1995        1994
                                 -----------   -----------   ----------  ----------
 MFS REGATTA CONTRACTS
 ------------------------------
 CAS Sub-Account...............     (580,981)     (641,721)   6,615,207   6,184,731
 GSS Sub-Account...............     (410,887)     (463,187)   3,535,152   4,235,203
 HYS Sub-Account...............     (104,359)     (199,880)   1,068,412     839,825
 MSS Sub-Account...............     (134,856)     (231,350)   2,150,361   2,066,642
 MMS Sub-Account...............     (740,774)     (920,307)   3,453,907   3,873,044
 TRS Sub-Account...............   (1,240,019)   (1,499,250)  13,106,997  14,225,539
 WGS Sub-Account...............     (149,792)     (262,505)   1,730,002   1,967,375
 MFS REGATTA GOLD CONTRACTS
 ------------------------------
 CAS Sub-Account...............   (1,520,664)     (867,524)  27,782,739  19,909,649
 CGS Sub-Account...............     (807,653)     (430,369)  16,712,586  10,979,711
 EGS Sub-Account...............      (52,520)      --         5,346,104      --
 FCG Sub-Account...............       (4,598)      --           711,179      --
 GSS Sub-Account...............   (1,296,912)   (1,184,114)  18,082,586  18,784,262
 HYS Sub-Account...............     (451,746)     (272,767)   6,880,080   4,605,818
 MSS Sub-Account...............     (489,853)     (301,191)   8,542,869   6,351,641
 MMS Sub-Account...............   (2,558,367)   (1,116,198)  17,186,041  14,774,386
 RES Sub-Account...............     (124,339)       (1,982)   5,341,160     392,528
 TRS Sub-Account...............   (3,299,751)   (2,659,413)  53,091,748  48,270,556
 UTS Sub-Account...............     (232,457)      (89,318)   3,410,047   2,273,439
 WAA Sub-Account...............      (43,026)         (390)   2,141,041     299,210
 WGR Sub-Account...............     (659,139)     (353,151)  11,421,691   9,182,555
 WGS Sub-Account...............     (510,377)     (446,459)   8,272,858   8,334,019
 WTR Sub-Account...............      (49,609)         (141)   1,170,586     138,126

INDEPENDENT AUDITORS' REPORT

To the Participants in Sun Life of Canada (U.S.) Variable Account F and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") as of December 31, 1995, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with the custodian of securities held for the Variable Account as of December 31, 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Variable Account as of December 31, 1995, the results of its operations and the changes in its net assets for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 2, 1996

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                              ------------------------------
                                                                                   1995            1994
                                                                              --------------  --------------
                                                                                        (IN 000'S)
ASSETS
    Bonds                                                                     $    2,846,067  $    2,471,152
    Preferred stock                                                                    1,149               0
    Mortgage loans                                                                 1,066,911       1,120,981
    Investments in subsidiaries                                                      138,282         134,807
    Real estate                                                                       95,574          89,487
    Other invested assets                                                             38,387          26,036
    Policy loans                                                                      38,355          36,584
    Cash                                                                             (20,280)        (11,459)
    Investment income due and accrued                                                 62,719          56,096
    Funds withheld on reinsurance assumed                                            741,091         566,693
    Due from separate accounts                                                       148,675         132,496
    Other assets                                                                      26,349          27,683
                                                                              --------------  --------------
    General account assets                                                         5,183,279       4,650,556
                                                                              --------------  --------------
    Unitized separate account assets                                               5,275,808       4,061,821
    Non-unitized separate account assets                                           2,040,596       1,425,445
                                                                              --------------  --------------
                                                                              $   12,499,683  $   10,137,822
                                                                              --------------  --------------
                                                                              --------------  --------------
LIABILITIES
    Policy reserves                                                           $    1,937,302  $    1,765,326
    Annuity and other deposits                                                     2,290,656       2,277,104
    Policy benefits in process of payment                                              5,884           5,796
    Accrued expenses and taxes                                                        44,114          12,386
    Other liabilities                                                                 36,080          50,087
    Due to parent and affiliates--net                                                  9,498          41,881
    Interest maintenance reserve                                                      25,218          18,140
    Asset valuation reserve                                                           42,099          28,409
                                                                              --------------  --------------
    General account liabilities                                                    4,390,851       4,199,129
                                                                              --------------  --------------
    Unitized separate account liabilities                                          5,275,784       4,057,759
    Non-unitized separate account liabilities                                      2,040,596       1,425,445
                                                                              --------------  --------------
                                                                                  11,707,231       9,682,333
                                                                              --------------  --------------
CAPITAL STOCK AND SURPLUS
    Capital Stock--Par value $1,000:
       Authorized 10,000 shares,
        issued and outstanding 5,900 shares                                            5,900           5,900
    Surplus                                                                          786,552         449,589
                                                                              --------------  --------------
    Total capital stock and surplus                                                  792,452         455,489
                                                                              --------------  --------------
                                                                              $   12,499,683  $   10,137,822
                                                                              --------------  --------------
                                                                              --------------  --------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,
                                           ----------------------------------
                                              1995        1994        1993
                                           ----------  ----------  ----------
                                                       (IN 000'S)
 INCOME
     Premiums and annuity considerations   $  274,244  $  313,025  $  469,157
     Annuity and other deposit funds          722,327     699,189   1,205,680
     Transfers from separate
      accounts--net                            21,455     102,213         350
     Net investment income                    366,598     337,747     253,496
     Amortization of interest maintenance
      reserve                                     899       3,316       2,703
     Realized losses on investments            (1,434)     (6,166)    (12,403)
     Expense allowance on reinsurance
      ceded                                         0           0       8,475
     Mortality and expense risk charges        60,954      52,338      42,981
     Other income--net                         16,666      33,377      46,102
                                           ----------  ----------  ----------
                                            1,461,709   1,535,039   2,016,541
 BENEFITS AND EXPENSES
     Increase (decrease) in liability for
      annuity and other deposit funds          13,552     (69,542)    894,128
     Increase in policy reserves              171,976     219,334     589,559
     Death, surrender benefits, and
      annuity payments                        189,744     166,889     128,902
     Annuity and other deposit fund
      withdrawals                             531,928     540,352     146,260
     Transfers to non-unitized separate
      account                                 331,403     455,688      28,070
                                           ----------  ----------  ----------
                                            1,238,603   1,312,721   1,786,919
     Operating expenses                        37,492      32,231      24,170
     Commissions                              108,672     150,011     204,016
     Dividends                                 25,722      22,928       8,074
     Taxes, licenses and fees                   4,774       4,649       4,180
                                           ----------  ----------  ----------
                                            1,415,263   1,522,540   2,027,359
                                           ----------  ----------  ----------
     Net income (loss) from operations
      before surplus note interest and
      equity in income of subsidiaries         46,446      12,499     (10,818)
     Surplus note interest                    (31,813)    (31,150)    (26,075)
                                           ----------  ----------  ----------
     Net income (loss) from operations
      before equity in income of
      subsidiaries and federal income tax      14,633     (18,651)    (36,893)
     Equity in income of subsidiaries          59,875      62,629      62,640
     Federal income tax expense               (38,593)    (42,521)    (22,491)
                                           ----------  ----------  ----------
 NET INCOME                                $   35,915  $    1,457  $    3,256
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF CAPITAL STOCK AND SURPLUS

                                                                 YEARS ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1995        1994        1993
                                                            ----------  ----------  ----------
                                                                        (IN 000'S)

CAPITAL STOCK                                               $    5,900  $    5,900  $    5,900
PAID-IN SURPLUS                                                199,355     199,355     199,355
SURPLUS NOTES
    Balance, beginning of year                                 335,000     335,000     265,000
    Issued during year                                         315,000           0      70,000
                                                            ----------  ----------  ----------
    Balance, end of year                                       650,000     335,000     335,000
                                                            ----------  ----------  ----------
UNASSIGNED SURPLUS
    Balance, beginning of year                                 (84,766)    (57,067)    (57,485)
    Net income                                                  35,915       1,457       3,256
    Writedown of goodwill                                            0     (18,397)          0
    Change in non-admitted assets                               (2,270)     (1,485)       (191)
    Unrealized gains (losses) on real estate                     2,009        (671)     (4,440)
    Change in and transfers of separate account
     surplus                                                        (1)       (227)        117
    Change in asset valuation reserve                          (13,690)     (8,376)      1,676
                                                            ----------  ----------  ----------
    Balance, end of year                                       (62,803)    (84,766)    (57,067)
                                                            ----------  ----------  ----------
TOTAL SURPLUS                                                  786,552     449,589     477,288
                                                            ----------  ----------  ----------
TOTAL CAPITAL STOCK AND SURPLUS                             $  792,452  $  455,489  $  483,188
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF CASH FLOWS

                                                  YEARS ENDED DECEMBER 31,
                                            -------------------------------------
                                               1995         1994         1993
                                            -----------  -----------  -----------
                                                         (IN 000'S)
 Cash flows from operating activities:
     Net income (loss) from operations
      before surplus note interest and
      equity in income of subsidiaries      $    46,446  $    12,499  $   (10,818)
     Adjustments to reconcile net income
      (loss) from operations to net cash
      provided by (used in) operating
      activities:
     Increase (decrease) in liability for
      annuity and other deposit funds            13,552      (69,542)     894,128
     Increase in policy reserves                171,976      219,334      589,559
     Increase in investment income due and
      accrued                                    (6,623)      (2,736)     (21,746)
     Net accrual and amortization of
      discount and premium on investments         3,127        7,272        5,911
     Realized losses on investments               1,434        6,166       12,403
     Change in non-admitted assets               (2,270)      (1,485)        (191)
     Change in funds withheld on
      reinsurance                              (174,398)    (199,826)  (1,087,862)
     Other                                      (11,160)     (71,746)      24,953
                                            -----------  -----------  -----------
 Net cash provided by (used in) operating
   activities                                    42,084     (100,064)     406,337
                                            -----------  -----------  -----------
 Cash flows from investing activities:
     Proceeds from sale and maturity of
      investments                             1,705,685    1,596,851    1,173,345
     Purchase of investments                 (1,820,843)  (1,491,159)  (1,618,587)
     Net change in short-term investments      (254,897)     (20,543)     (38,782)
     Investment in subsidiaries                  (6,000)      (4,894)     (15,250)
     Dividends from subsidiaries                 37,927       37,444       42,520
                                            -----------  -----------  -----------
 Net cash provided by (used in) investing
   activities                                  (338,128)     117,699     (456,754)
                                            -----------  -----------  -----------
 Cash flows from financing activities:
     Issue of surplus notes                     315,000            0       70,000
     Payment of interest on surplus notes       (31,813)     (31,150)     (26,075)
     Repayment of seed capital                    4,036            0            0
                                            -----------  -----------  -----------
 Net cash provided by (used in) financing
   activities                                   287,223      (31,150)      43,925
                                            -----------  -----------  -----------
 Decrease in cash during the year                (8,821)     (13,515)      (6,492)
 Cash balance, beginning of year                (11,459)       2,056        8,548
                                            -----------  -----------  -----------
 Cash balance, end of year                  $   (20,280) $   (11,459) $     2,056
                                            -----------  -----------  -----------
                                            -----------  -----------  -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

GENERAL--

Sun Life Assurance Company of Canada (U.S.) (the Company) is incorporated as a life insurance company and is currently engaged in the sale of individual fixed and variable annuities, group fixed and variable annuities and group pension contracts. The Company also underwrites a block of individual life insurance business through a reinsurance contract with its parent. Sun Life Assurance Company of Canada (the parent company) is a mutual life insurance company. The Company, which is domiciled in the State of Delaware, prepares its financial statements in accordance with statutory accounting practices prescribed or permitted by the State of Delaware Insurance Department. Statutory accounting practices are considered to be generally accepted accounting principles for mutual insurance companies and subsidiaries of mutuals. Prescribed accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted accounting practices encompass all accounting practices not so prescribed. The permitted accounting practices adopted by the Company are not material to the financial statements. Preparation of the financial statements requires management to make certain estimates and assumptions.

Assets in the balance sheets are stated at values prescribed or permitted to be reported by state regulatory authorities. Bonds are carried at cost adjusted for amortization of premium or accrual of discount. Investments in subsidiaries are carried on the equity basis. Mortgage loans acquired at a premium or discount are carried at amortized values and other mortgage loans at the amounts of the unpaid balances. Real estate investments are carried at the lower of cost or appraised value, adjusted for accumulated depreciation, less encumbrances. Depreciation of buildings and improvements is calculated using the straight line method over the estimated useful life of the property. For life and annuity contracts, premiums are recognized as revenues over the premium paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred. Furniture and equipment acquisitions are capitalized but treated as nonadmitted assets. Furniture and equipment depreciation is calculated on a straight line basis over the useful life of the assets.

MANAGEMENT AND SERVICE CONTRACTS--

The Company has an agreement with its parent company which provides that the parent company will furnish, as requested, personnel as well as certain services and facilities on a cost reimbursement basis. Expenses under this agreement amounted to approximately $20,293,000 in 1995, $18,452,000 in 1994, and
$13,883,000 in 1993.

REINSURANCE--

The Company has agreements with the parent company which provide that the parent company will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements had the effect of decreasing income from operations by approximately $2,184,000, $2,138,000, and $1,046,000, for the years ended December 31, 1995, 1994 and
1993, respectively.

Effective January 1, 1991, the Company entered into an agreement with the parent company under which 100% of certain fixed annuity contracts issued by the Company were reinsured. Effective December 31, 1993 this agreement was terminated. This agreement had the effect of decreasing income from operations by approximately $9,930,000 in 1993.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
Effective January 1, 1991, the Company entered into an agreement with the parent company under which certain individual life insurance contracts issued by the parent company were reinsured by the Company on a 90% coinsurance basis. Also, effective January 1, 1991, the Company entered into an agreement with the parent company which provides that the parent company will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These agreements had the effect of increasing income from operations by approximately $11,821,000 in 1995, and decreasing income by approximately $29,188,000, and $43,591,000 for the years ended December 31, 1994 and 1993, respectively.

The life reinsurance assumed agreement requires the reinsurer to withhold funds in amounts equal to the reserves assumed.

The following are summarized pro-forma results of operations of the Company for the years ended December 31, 1995, 1994 and 1993 before the effect of reinsurance transactions with the parent company.

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   1995          1994          1993
                                                               ------------  ------------  ------------
                                                                              (IN 000'S)
Income:
    Premiums, annuity deposits and other revenues              $    890,560  $    962,320  $    762,553
    Net investment income and realized gains (losses)               306,893       304,155       293,557
                                                               ------------  ------------  ------------
    Subtotal                                                      1,197,453     1,266,475     1,056,110
                                                               ------------  ------------  ------------
Benefits and Expenses:
    Policyholder benefits                                         1,030,342     1,092,192       926,827
    Other expenses                                                  130,302       130,457        85,575
                                                               ------------  ------------  ------------
    Subtotal                                                      1,160,644     1,222,649     1,012,402
                                                               ------------  ------------  ------------
Income from operations                                         $     36,809  $     43,826  $     43,708
                                                               ------------  ------------  ------------
                                                               ------------  ------------  ------------

The  Company  has  an  agreement  with  an  unrelated  company  which   provides
reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves related to these contracts are reinsured. Reinsurance transactions under this agreement had the effect of decreasing income from operations by $1,599,000 in 1995, increasing income from operations by $1,854,000 in 1994 and decreasing income from operations by $390,000 in 1993.

SEPARATE ACCOUNTS--

The Company has established unitized separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts.

Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market values.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
Deposits to all separate accounts are reported as increases in separate account liabilities and are not reported as revenues. Mortality and expense risk charges and surrender fees incurred by the separate accounts are included in income of the Company.

The Company has established a non-unitized separate account for amounts allocated to the fixed portion of certain combination fixed/variable deferred annuity contracts. The assets of this account are available to fund general account liabilities and general account assets are available to fund liabilities of this account.

Any difference between the assets and liabilities of the separate accounts is treated as payable to or receivable from the general account of the Company. Amounts payable to the general account of the Company were $148,675,000 in 1995 and $132,496,000 in 1994.

OTHER--

Income on investments is recognized on the accrual method.

The reserves for life insurance and annuity contracts, developed by accepted actuarial methods, have been established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods that will provide reserves at least as great as those required by law and contract provisions.

Net income reported in the Company's statutory Annual Statement differs from net income reported in these financial statements. Dividends from subsidiaries are included in income and undistributed income (losses) of subsidiaries are included as gains (losses) in unassigned surplus in the statutory Annual Statement. Both the dividends and the undistributed income (losses) are included in net income in these financial statements.

Investments in non-insurance subsidiaries are carried at their stockholders' equity value, determined in accordance with generally accepted accounting principles. Investments in insurance subsidiaries are carried at their statutory surplus values.

Certain reclassifications have been made in the 1993 and 1994 financial statements to conform to the classifications used in 1995.

2.  INVESTMENTS IN SUBSIDIARIES:
The Company owns all of the outstanding shares of Massachusetts Financial Services Company (MFS), Sun Life Insurance and Annuity Company of New York (Sun Life (N.Y.)), Sun Investment Services Company (Sunesco), Sun Benefit Services Company, Inc. (Sunbesco), Massachusetts Casualty Insurance Company (MCIC), New London Trust, F.S.B. (NLT), Sun Capital Advisers, Inc. (Sun Capital), and Sun Life Finance Corporation (Sunfinco).

Effective January 1, 1994, NLT acquired all of the outstanding shares of Danielson Federal Savings and Loan Association of Danielson, Connecticut. These two banks have been merged into a newly formed federally chartered savings bank now called New London Trust, F.S.B.

MFS, a registered investment adviser, serves as investment adviser to the mutual funds in the MFS family of funds and certain mutual funds and separate accounts established by the Company, and the MFS Asset Management Group provides investment advice to substantial private clients.

Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of MFS, serves as the distributor of certain variable contracts issued by the Company and Sun Life (N.Y.). Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in the state of

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

2.  INVESTMENTS IN SUBSIDIARIES (CONTINUED):
New York. Sunesco is a registered investment adviser and broker-dealer. MCIC is a life insurance company which issues only individual disability income policies. Sun Capital, a registered investment adviser, Sunfinco, and Sunbesco are currently inactive.

In 1994, the Company reduced its carrying value of MCIC by $18,397,000, the unamortized amount of goodwill. The reduction was accounted for as a direct charge to surplus.

During 1995, 1994 and 1993, the Company contributed capital in the following amounts to its subsidiaries:

                                              1995         1994         1993
                                           ----------   ----------   ----------
MCIC                                       $6,000,000   $6,000,000   $6,000,000
Sun Capital                                         0            0      250,000
New London Trust                                    0            0    9,000,000

Summarized combined financial information of the Company's subsidiaries as of December 31, 1995, 1994 and 1993 and for the years then ended, follows:

                                                    DECEMBER 31,
                                           -------------------------------
                                             1995       1994       1993
                                           ---------  ---------  ---------
                                                     (IN 000'S)
 Intangible assets                         $  12,174  $  13,485  $  14,891
 Other assets, net of liabilities            126,108    121,321    112,332
                                           ---------  ---------  ---------
 Total net assets                          $ 138,282  $ 134,806  $ 127,223
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------
 Total income                              $ 570,794  $ 495,097  $ 424,324
 Operating expenses                         (504,070)  (425,891)  (355,679)
 Income tax expense                          (31,193)   (29,374)   (24,507)
                                           ---------  ---------  ---------
 Net income                                $  35,531  $  39,832  $  44,138
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------

3.  STOCK, SURPLUS NOTES, CONTRIBUTIONS AND NOTE RECEIVABLE:
The Company has issued surplus notes to its parent of $335,000,000 during the years 1982 through 1993 at interest rates between 7.25% and 10%. The Company subsequently repaid all principal and interest associated with these surplus notes on January 16, 1996. On December 19, 1995 the Company issued surplus notes totalling $315,000,000 to an affiliate, Sun Canada Financial Co., at interest rates between 5.75% and 7.25%. Of these notes, $157,500,000 will mature in the year 2007, and $157,500,000 will mature in the year 2015. Interest on these notes is payable semi-annually. Principal and interest on surplus notes are payable only to the extent that the Company meets specified requirements as regards free surplus exclusive of the principal amount and accrued interest, if any, on these notes; and, in the case of principal repayments, with the consent of the Delaware Insurance Commissioner. Interest payments require the consent of the Delaware Insurance Commissioner after December 31, 1993. Payment of principal and interest on the notes issued in 1995 also requires the consent of the Canadian Office of the Superintendent of Financial Institutions. The Company expensed $31,813,000, $31,150,000 and $26,075,000 in respect of interest on surplus notes for the years 1995, 1994 and 1993, respectively. On December 19, 1995, the parent borrowed $120,000,000 at 5.6 % through a short term note from the Company maturing on January 16, 1996. The note, which is classified under short-term bonds at December 31, 1995, was repaid in full by the parent at maturity.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

4.  BONDS:
The amortized cost and estimated market value of investments in debt securities are as follows:

                                                         DECEMBER 31, 1995
                                          ------------------------------------------------
                                                        GROSS        GROSS      ESTIMATED
                                          AMORTIZED   UNREALIZED   UNREALIZED     MARKET
                                             COST       GAINS        LOSSES       VALUE
                                          ----------  ----------   ----------   ----------

                                                             (IN 000'S)
Long-term bonds:
    United States government and
     government agencies and authorities  $  467,597   $ 22,783     $   443     $  489,937
    States, provinces and political
     subdivisions                              2,252         81           0          2,333
    Foreign governments                       38,303      4,551           6         42,848
    Public utilities                         513,704     45,466         203        558,967
    Transportation                           215,786     22,794       2,221        236,359
    Finance                                  225,074     13,846          84        238,836
    All other corporate bonds              1,045,745     67,371       7,415      1,105,701
                                          ----------  ----------   ----------   ----------
        Total long-term bonds              2,508,461    176,892      10,372      2,674,981
Short-term bonds:
    U.S. Treasury Bills, bankers
     acceptances and commercial paper        337,606          0           0        337,606
                                          ----------  ----------   ----------   ----------
                                          $2,846,067   $176,892     $10,372     $3,012,587
                                          ----------  ----------   ----------   ----------
                                          ----------  ----------   ----------   ----------

                                                         DECEMBER 31, 1994
                                          -----------------------------------------------
                                                        GROSS       GROSS      ESTIMATED
                                          AMORTIZED   UNREALIZED  UNREALIZED     MARKET
                                             COST       GAINS       LOSSES       VALUE
                                          ----------  ---------   ----------   ----------

                                                            (IN 000'S)
Long-term bonds:
    United States government and
     government agencies and authorities  $  444,100   $ 5,017     $11,010     $  438,107
    States, provinces and political
     subdivisions                                252         0          17            235
    Foreign governments                       20,965       147         187         20,925
    Public utilities                         458,839    11,414      11,619        458,633
    Transportation                           215,478     5,099       9,444        211,133
    Finance                                  193,355     3,734       4,010        193,080
    All other corporate bonds              1,055,455    15,785      31,171      1,040,069
                                          ----------  ---------   ----------   ----------
        Total long-term bonds              2,388,444    41,196      67,458      2,362,182
Short-term bonds:
    U.S. Treasury Bills, bankers
     acceptances and commercial paper         82,708         0           0         82,708
                                          ----------  ---------   ----------   ----------
                                          $2,471,152   $41,196     $67,458     $2,444,890
                                          ----------  ---------   ----------   ----------
                                          ----------  ---------   ----------   ----------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

4.  BONDS (CONTINUED):
The amortized cost and estimated market value of bonds at December 31, 1995 and 1994 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             DECEMBER 31, 1995
                                           ----------------------
                                                       ESTIMATED
                                           AMORTIZED      FAIR
                                              COST       VALUE
                                           ----------  ----------
                                                 (IN 000'S)
 Maturities are:
     Due in one year or less               $  678,775  $  681,119
     Due after one year through five
      years                                   844,446     866,230
     Due after five years through ten
      years                                   256,552     269,549
     Due after ten years                      884,187   1,000,908
                                           ----------  ----------
                                            2,663,960   2,817,806
     Mortgage-backed securities               182,107     194,781
                                           ----------  ----------
                                           $2,846,067  $3,012,587
                                           ----------  ----------
                                           ----------  ----------

                                             DECEMBER 31, 1994
                                           ----------------------
                                                       ESTIMATED
                                           AMORTIZED      FAIR
                                              COST       VALUE
                                           ----------  ----------
                                                 (IN 000'S)
 Maturities are:
     Due in one year or less               $  209,875  $  209,527
     Due after one year through five
      years                                   953,222     930,578
     Due after five years through ten
      years                                   319,858     311,360
     Due after ten years                      877,062     885,462
                                           ----------  ----------
                                            2,360,017   2,336,927
     Mortgage-backed securities               111,135     107,963
                                           ----------  ----------
                                           $2,471,152  $2,444,890
                                           ----------  ----------
                                           ----------  ----------

Proceeds from sales of investments in debt securities during 1995, 1994, and 1993 were $1,510,553,000, $1,390,974,000, and $911,644,000, gross gains were
$24,757,000, $15,025,000,  and $43,674,000  and  gross losses  were  $5,742,000,
$30,041,000 and $687,000, respectively.

Long-term bonds at December 31, 1995 and 1994 included $20,000,000 of bonds issued to the Company by a subsidiary company, MFS, during 1987. These bonds will mature in 2000.

Bonds included above with an amortized cost of approximately $2,059,000 and $1,561,000 at December 31, 1995 and 1994, respectively, were on deposit with governmental authorities as required by law.

At year end 1995, the Company had outstanding mortgage-backed securities (MBS) forward commitments amounting to a par value of $137,675,000 to be funded through the sale of certain short-term securities shown above.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

5.  SECURITIES LENDING:
The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chemical Bank of New York. The custodian has indemnified the Company against losses arising from this program. The total par value of securities out on loan was $250,729,000 at December 31, 1995.

6.  MORTGAGE LOANS:
The Company invests in commercial first mortgage loans throughout the United States. The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate provisions have been made. In those cases where, in management's judgement, the mortgage loans' values are impaired, appropriate losses are recorded.

The following table shows the geographic distribution of the mortgage portfolio.

                                                DECEMBER 31,
                                           -----------------------
                                              1995        1994
                                           ----------  -----------
                                                 (IN 000'S)
 California                                $  153,811   $  131,953
 Massachusetts                                 83,999      101,932
 Pennsylvania                                 141,468      136,778
 Ohio                                          83,915       79,478
 Washington                                    91,900       90,422
 Michigan                                      69,125       75,592
 New York                                      81,480       93,178
 All other                                    361,213      411,648
                                           ----------  -----------
                                           $1,066,911   $1,120,981
                                           ----------  -----------
                                           ----------  -----------

The Company has restructured mortgage loans totalling $49,846,000, against which there are provisions of $8,799,000 at December 31, 1995.

The Company has made commitments of mortgage loans on real estate into the future. The outstanding commitments for these mortgages amount to $13,100,000 at December 31, 1995.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

7.  INVESTMENTS--GAINS AND LOSSES:

                                            YEARS ENDED DECEMBER 31,
                                           --------------------------
                                            1995     1994      1993
                                           -------  -------  --------
                                                   (IN 000'S)
 Net realized gains (losses) (pre-tax):
 Bonds                                     $(2,300) $     0  $      0
 Mortgage loans                                418   (5,689)   (9,975)
 Stocks                                          0        0       445
 Real estate                                   391     (334)   (2,873)
 Other assets                                   57     (143)        0
                                           -------  -------  --------
                                           $(1,434) $(6,166) $(12,403)
                                           -------  -------  --------
                                           -------  -------  --------
 Changes in unrealized gains (losses):
 Bonds                                     $     0  $     0  $     84
 Mortgage loans                             (1,574)       0         0
 Real estate                                 3,583     (671)   (4,113)
 Stocks                                          0        0      (411)
                                           -------  -------  --------
                                           $ 2,009  $  (671) $ (4,440)
                                           -------  -------  --------
                                           -------  -------  --------

Realized capital gains and losses on bonds and mortgages which relate to changes in levels of interest rate risk are charged or credited to an interest maintenance reserve and amortized into income over the remaining contractual life of the security sold. The realized capital gains and losses credited or charged to the interest maintenance reserve were a credit of $12,714,000 in 1995, a charge of $14,070,000 in 1994 and a credit of $40,993,000 in 1993. All gains and losses are net of applicable taxes.

8.  INVESTMENT INCOME:
Net investment income consisted of:

                                             YEARS ENDED DECEMBER 31,
                                           ----------------------------
                                             1995      1994      1993
                                           --------  --------  --------
                                                    (IN 000'S)
 Interest income from bonds                $205,445  $200,339  $204,405
 Interest income from mortgage loans         99,753   106,347    99,790
 Interest income from policy loans            2,777     2,670     2,503
 Real estate investment income               10,693     8,649     8,593
 Interest income on funds withheld           57,373    30,741    19,420
 Other                                        2,627     1,418       645
                                           --------  --------  --------
     Gross investment income                378,668   350,164   335,356
 Investment expenses                         12,070    12,417    12,679
 Interest expense on funds withheld               0         0    69,181
                                           --------  --------  --------
                                           $366,598  $337,747  $253,496
                                           --------  --------  --------
                                           --------  --------  --------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

9.  DERIVATIVES:
The Company uses derivative instruments for interest risk management purposes, including hedges against specific interest rate risk and to minimize the Company's exposure to fluctuations in interest rates. The Company's use of derivatives has included U.S. Treasury futures, conventional interest rate swaps, and forward spread lock interest rate swaps.

In the case of interest rate futures, gains or losses on contracts that qualify as hedges are deferred until the earliest of the completion of the hedging transaction, determination that the transaction will no longer take place, or determination that the hedge is no longer effective. Upon completion of the hedge, gains or losses are deferred in IMR and amortized over the remaining life of the hedged assets. At December 31, 1995, there were no futures contracts outstanding.

In the case of interest rate and foreign currency swap agreements and forward spread lock interest rate swap agreements, gains or losses on terminated swaps are deferred in IMR and amortized over the shorter of the remaining life of the hedged asset or the remaining term of the swap contract. The net differential to be paid or received on interest rate swaps is recorded monthly as interest rates change.

                                                         SWAPS OUTSTANDING
                                                        AT DECEMBER 31, 1995
                                                  --------------------------------
                                                      NOTIONAL        MARKET VALUE
                                                  PRINCIPAL AMOUNTS   OF POSITIONS
                                                  -----------------   ------------
                                                             (IN 000'S)
 Conventional interest rate swaps                      $367,000          $3,275
 Foreign currency swap                                    2,745             290
 Forward spread lock swaps                             $ 50,000          $  112

The market values of interest rate swaps and forward spread lock agreements are primarily obtained from dealer quotes. The market value is the estimated amount that the Company would receive or pay on termination or sale, taking into account current interest rates and the current creditworthiness of the counter parties. The Company is exposed to potential credit loss in the event of non-performance by counterparties. The counterparties are major financial institutions and management believes that the risk of incurring losses related to credit risk is remote.

10. LEVERAGED LEASES:
The Company is a lessor in a leveraged lease agreement entered into on October 21, 1994 under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.75 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third party long-term debt financing, secured by the equipment and non-recourse to the Company. At the end of the lease term, the Master Lessee may exercise a fixed price purchase option to purchase the equipment.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

10. LEVERAGED LEASES (CONTINUED):
The Company's net investment in leveraged leases is composed of the following elements:

                                                           YEARS ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                             1995       1994
                                                           ---------  ---------
                                                                (IN 000'S)
 Lease contracts receivable                                $ 111,611  $ 121,716
 Less non-recourse debt                                     (111,594)  (121,699)
                                                           ---------  ---------
                                                                  17         17
 Estimated residual value of leased assets                    41,150     41,150
 Less unearned and deferred income                           (13,132)   (15,292)
                                                           ---------  ---------
 Investment in leveraged leases                               28,035     25,875
 Less fees                                                      (213)      (237)
                                                           ---------  ---------
 Net investment in leveraged leases                        $  27,822  $  25,638
                                                           ---------  ---------
                                                           ---------  ---------

The net investment is classified as other invested assets in the accompanying balance sheets.

11. WITHDRAWAL CHARACTERISTICS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT
LIABILITIES:
Withdrawal characteristics of general account and separate account annuity reserves and deposits:

                                                             DECEMBER 31, 1995
                                                           ----------------------
                                                             AMOUNT    % OF TOTAL
                                                           ----------  ----------
                                                                 (IN 000'S)
 Subject to discretionary withdrawal--with adjustment
     --with market value adjustment                        $3,796,596      36.36%
     --at book value less surrender charges (surrender
      charge >5%)                                           4,066,126      38.94
     --at book value (minimal or no charge or adjustment)   1,278,215      12.24
 Not subject to discretionary withdrawal provision          1,301,259      12.46
                                                           ----------  ----------
 Total annuity actuarial reserves and deposit liabilities  $10,442,196    100.00%
                                                           ----------  ----------
                                                           ----------  ----------

                                                             DECEMBER 31, 1994
                                                           ----------------------
                                                             AMOUNT    % OF TOTAL
                                                           ----------  ----------
                                                                 (IN 000'S)
 Subject to discretionary withdrawal--with adjustment
     -- with market value adjustment                       $3,083,623      35.98%
     -- at book value less surrender charges (surrender
      charge > 5%)                                          2,915,460      34.02
     -- at book value (minimal or no charge or
      adjustment)                                           1,252,843      14.62
 Not subject to discretionary withdrawal provision          1,318,092      15.38
                                                           ----------  ----------
 Total annuity actuarial reserves and deposit liabilities  $8,570,018     100.00%
                                                           ----------  ----------
                                                           ----------  ----------

12. RETIREMENT PLANS:
The Company participates with its parent company in a non-contributory defined benefit pension plan covering essentially all employees. The benefits are based on years of service and compensation.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

12. RETIREMENT PLANS (CONTINUED):
The funding policy for the pension plan is to contribute an amount which at least satisfies the minimum amount required by ERISA. The Company is charged for its share of the pension cost based upon its covered participants. Pension plan assets consist principally of a variable accumulation fund contract held in a separate account of the parent company.

On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 87, which is in accordance with generally accepted accounting principles.

The following table sets forth the funded status for the pension plan (for the parent, Sun Life (U.S.), Sun Life (N.Y.) and Sunesco) at December 31, 1995 and 1994:

                                                           TOTAL PENSION PLAN
                                                           ------------------
                                                             1995      1994
                                                           --------  --------

                                                               (IN 000'S)
 Actuarial present value of benefit obligations:
 Vested benefit obligation                                 $(40,949) $(38,157)
 Accumulated benefit obligation                             (42,452)  (39,686)
                                                           --------  --------
                                                           --------  --------
 Projected benefit obligation for service rendered to
  date                                                     $(60,885) $(53,494)
 Plan assets at fair value                                  117,178   101,833
                                                           --------  --------
 Difference between plan assets and projected benefit
  obligation                                                 56,293    48,339
 Unrecognized net gain from past experience different
  from that assumed and effects of changes in assumptions    (9,016)   (1,238)
 Unrecognized net asset at January 1, 1994, being
  recognized over 17 years                                  (30,842)  (32,898)
                                                           --------  --------
 Prepaid pension cost included in other assets             $ 16,435  $ 14,203
                                                           --------  --------
                                                           --------  --------

The components of the 1995 and 1994 pension cost for the pension plan were:

                                                             TOTAL PENSION
                                                                 PLAN
                                                           -----------------
                                                             1995     1994
                                                           --------  -------

                                                              (IN 000'S)
 Service cost                                              $  3,389  $ 2,847
 Interest cost                                                4,050    3,770
 Actual return on plan assets                               (16,388)  (8,294)
 Net amortization and deferral                                6,715     (818)
                                                           --------  -------
 Net pension income                                        $ (2,234) $(2,495)
                                                           --------  -------
                                                           --------  -------

The Company's share of the group's accrued pension cost at December 31, 1995 and 1994 was $420,000 and $417,000, respectively. The Company's share of net periodic pension cost was $3,000 and $417,000, respectively.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 4.5%, respectively. The expected long-term rate of return on assets was 7.5%.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

12. RETIREMENT PLANS (CONTINUED):
The Company also participates with its parent and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. The Company matches, up to specified amounts, employees' contributions to the plan. Employer contributions were $185,000, $152,000 and $124,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

13. OTHER POST-RETIREMENT BENEFIT PLANS:
In addition to pension benefits the Company provides certain health, dental, and life insurance benefits ("post-retirement benefits") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers Accounting for Post-retirement Benefits other than Pensions". SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize this obligation of approximately $400,000 over a period of ten years. The Company's cash flows are not affected by implementation of this standard, but implementation decreased net income by $142,000, $114,000, and $120,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The Company's post-retirement health care plans currently are not funded.

The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's balance sheet:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
                                                                  (IN 000'S)
 Accumulated post-retirement benefit obligation:
   --Retirees                                                    $   0    $   0
   --Fully eligible active plan participants                      (601)    (444)
   --Other active plan participants                                  0        0
                                                               -------  -------
   --Accumulated post-retirement benefit obligation in excess
    of plan assets                                                (601)    (444)
   --Unrecognized gains from past experience                       (55)    (110)
   --Unrecognized transition obligation                            280      320
                                                               -------  -------
   --Accrued post-retirement benefit cost                        $(376)   $(234)
                                                               -------  -------
                                                               -------  -------
 Net periodic post-retirement benefit cost components:
   --Service cost--benefits earned                               $  65    $  49
   --Interest cost on accumulated post-retirement benefit
    obligation                                                      42       33
   --Amortization of transition obligation                          40       40
   --Net amortization and deferral                                  (5)      (8)
                                                               -------  -------
   --Net periodic post-retirement benefit cost                   $ 142    $ 114
                                                               -------  -------
                                                               -------  -------

The discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% in 1995 and 8% in 1994, and the assumed health care cost trend rate was 12.0% graded to 6% over 10 years after which it remains constant.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

13. OTHER POST-RETIREMENT BENEFIT PLANS (CONTINUED):
The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the post-retirement benefit obligation as of December 31, 1995 by $149,000 and the estimated service and interest cost components of the net periodic post-retirement benefit cost for 1995 by $29,000.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994:

                                                 DECEMBER 31, 1995
                                           ------------------------------
                                                              ESTIMATED
                                           CARRYING AMOUNT    FAIR VALUE
                                           ---------------   ------------
                                                     (IN 000'S)
 ASSETS
 Bonds                                         2,846,067       3,012,586
 Mortgages                                     1,066,911       1,111,895
 Real estate                                      95,575          98,437
 LIABILITIES
 Insurance reserves                              124,066         124,066
 Individual annuities                            434,261         431,263
 Pension products                              2,227,882       2,265,386
 Derivatives                                          --           3,387


                                                 DECEMBER 31, 1994
                                           ------------------------------
                                                              ESTIMATED
                                           CARRYING AMOUNT    FAIR VALUE
                                           ---------------   ------------
                                                     (IN 000'S)
 ASSETS
 Bonds                                        $2,471,152      $2,444,890
 Mortgages                                     1,120,981       1,107,012
 Real estate                                      89,487          91,072
 LIABILITIES
 Insurance reserves                              129,302         129,302
 Individual annuities                            475,557         476,570
 Pension products                              2,772,618       2,668,382
 Derivatives                                          --               1

The major methods and assumptions used in estimating the fair values of financial instruments are as follows:

The fair values of short-term bonds are estimated to be the amortized cost. The fair values of long-term bonds which are publicly traded are based upon market prices or dealer quotes. For privately placed bonds, fair values are estimated using prices for publicly traded bonds of similar credit risk and maturity and repayment characteristics.

The fair values of the Company's general account reserves and liabilities under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values. Those contracts that are deemed to have short term guarantees have a carrying amount equal to the estimated market value.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

14. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):
The fair values of mortgages are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

15. STATUTORY INVESTMENT VALUATION RESERVES:
The asset valuation reserve (AVR) provides a reserve for losses from investments in bonds, stocks, mortgage loans, real-estate and other invested assets with related increases or decreases being recorded directly to surplus.

Realized capital gains and losses on bonds and mortgages which relate to changes in levels of interest rate risk are charged or credited to an interest maintenance reserve (IMR) and amortized into income over the remaining contractual life of the security sold.

The tables shown below present changes in the major elements of the AVR and IMR.

                                                 1995             1994
                                           ----------------  ---------------
                                             AVR      IMR      AVR     IMR
                                           -------  -------  -------  ------
                                              (IN 000'S)       (IN 000'S)
 Balance, beginning of year                $28,409  $18,140  $20,033  $31,414
 Realized capital gains (losses), net of
  tax                                       (1,524)   7,977   (1,320) (9,958)
 Amortization of investment gains                0     (897)       0  (3,316)
 Unrealized investment gains (losses)        3,650        0   (3,537)      0
 Required by formula                        11,564        0   13,233       0
                                           -------  -------  -------  ------
 Balance, end of year                      $42,099  $25,218  $28,409  $18,140
                                           -------  -------  -------  ------
                                           -------  -------  -------  ------

16. FEDERAL INCOME TAXES:
The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes are calculated for the consolidated group based upon amounts determined to be payable as a result of operations within the current year. No provision is recognized for timing differences which may exist between financial statement and taxable income. Such timing differences include reserves, depreciation and accrual of market discount on bonds. Cash payments for federal income taxes were approximately $12,429,000, $43,200,000 and $25,000,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

17. RISK-BASED CAPITAL:
Effective December 31, 1993 the NAIC adopted risk-based capital requirements for life insurance companies. The risk-based capital requirements provide a method for measuring the minimum acceptable amount of adjusted capital that a life insurer should have, as determined under statutory accounting practices, taking into account the risk characteristics of its investments and products. The Company has met the minimum risk-based capital requirements for 1995 and 1994.

18. NEW ACCOUNTING PRONOUNCEMENT:
In April,  1993, the  Financial Accounting  Standards Board  (FASB) issued  FASB
Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." Under this interpretation, annual financial statements of mutual life insurance enterprises for fiscal years beginning after December 15, 1992, shall provide a brief description that financial statements prepared on the basis of statutory accounting practices will no longer be described as prepared in conformity with generally accepted accounting principles. In January 1995, Statement of Financial Accounting Standards

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

18. NEW ACCOUNTING PRONOUNCEMENT (CONTINUED):
No. 120 (SFAS No. 120) "Accounting and Reporting by Mutual Life Insurance Enterprises for Certain Long Duration Participating Contracts" was issued. SFAS No. 120 delays the effective date of interpretation No. 40 until fiscal years beginning after December 15, 1995.

Beginning in 1996, the Company will file financial statements prepared in accordance with all applicable pronouncements that define generally accepted accounting principles for all enterprises.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDER
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
WELLESLEY HILLS, MASSACHUSETTS

We have audited the accompanying balance sheets of Sun Life Assurance Company of Canada (U.S.) (a wholly-owned subsidiary of Sun Life Assurance Company of Canada) as of December 31, 1995 and 1994, and the related statements of operations, capital stock and surplus, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 7, 1996

                      INTERIM PERIOD FINANCIAL STATEMENTS


SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)


BALANCE SHEET (UNAUDITED)
JUNE 30, 1996



(IN 000'S)
ASSETS
    Bonds                                                                                           $    2,319,417
    Preferred stock                                                                                              0
    Mortgage loans                                                                                       1,024,401
    Investments in subsidiaries                                                                            143,477
    Real estate                                                                                             94,711
    Other invested assets                                                                                   46,726
    Policy loans                                                                                            39,084
    Cash                                                                                                     3,261
    Investment income due and accrued                                                                       63,941
    Funds withheld on reinsurance assumed                                                                  796,660
    Due from separate accounts                                                                             188,247
    Other assets                                                                                            36,152
                                                                                                    --------------
    General account assets                                                                               4,756,077
                                                                                                    --------------
    Unitized separate account assets                                                                     5,899,982
    Non-unitized separate account assets                                                                 1,913,542
                                                                                                    --------------
                                                                                                    $   12,569,601
                                                                                                    --------------
                                                                                                    --------------
LIABILITIES
    Policy reserves                                                                                 $    2,027,394
    Annuity and other deposits                                                                           2,074,936
    Policy benefits in process of payment                                                                    4,884
    Accrued expenses and taxes                                                                              42,130
    Other liabilities                                                                                       38,909
    Due to (from) parent and affiliates - net                                                               (9,392)
    Interest maintenance reserve                                                                            29,651
    Asset valuation reserve                                                                                 45,607
                                                                                                    --------------
    General account liabilities                                                                          4,254,119
                                                                                                    --------------
    Unitized separate account liabilities                                                                5,899,958
    Non-unitized separate account liabilities                                                            1,913,542
                                                                                                    --------------
                                                                                                        12,067,619
                                                                                                    --------------
CAPITAL STOCK AND SURPLUS
    Capital Stock--Par value $1,000:
       Authorized 10,000 shares,
        issued and outstanding 5,900 shares                                                                  5,900
    Surplus                                                                                                496,082
                                                                                                    --------------
    Total capital stock and surplus                                                                        501,982
                                                                                                    --------------
                                                                                                    $   12,569,601
                                                                                                    --------------
                                                                                                    --------------



                  SEE NOTES TO UNAUDITED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF OPERATIONS (UNAUDITED)



                                           SIX MONTHS ENDED JUNE
                                                    30,
                                           ----------------------
                                              1996        1995
                                           ----------  ----------
                                                 (IN 000'S)
 INCOME
     Premiums and annuity considerations   $  140,199  $  129,067
     Annuity and other deposit funds          230,183     518,826
     Transfers from (to) separate
      accounts - net                          (57,742)     28,722
     Net investment income                    175,608     172,651
     Amortization of interest maintenance
      reserve                                     381         564
     Realized losses on investments            (1,441)     (2,060)
     Mortality and expense risk charges        38,296      28,065
     Other income - net                        40,111          (3)
                                           ----------  ----------
                                              565,595     875,832
                                           ----------  ----------
 BENEFITS AND EXPENSES
     Increase (decrease) in liability for
      annuity and other deposit funds        (215,720)     11,135
     Increase in policy reserves               90,092      85,577
     Death, surrender benefits, and
      annuity payments                         92,674      88,020
     Annuity and other deposit fund
      withdrawals                             546,281     252,324
     Transfers to (from) non-unitized
      separate account                        (78,705)    333,549
                                           ----------  ----------
                                              434,622     770,605
     Operating expenses                        22,046      18,739
     Commissions                               62,995      57,936
     Dividends                                 13,292      12,711
     Taxes, licenses and fees                   1,473       4,962
                                           ----------  ----------
                                              534,428     864,953
                                           ----------  ----------
     Net income from operations before
      surplus note interest and equity in
      income of subsidiaries                   31,167      10,879
     Surplus note interest                    (12,204)    (15,575)
                                           ----------  ----------
     Net income (loss) from operations
      before equity in income of
      subsidiaries and federal income tax      18,963      (4,696)
     Equity in income of subsidiaries          37,594      20,666
     Federal income tax expense                (7,117)     (7,324)
                                           ----------  ----------
 NET INCOME                                $   49,440  $    8,646
                                           ----------  ----------
                                           ----------  ----------


                  SEE NOTES TO UNAUDITED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF CAPITAL STOCK AND SURPLUS (UNAUDITED)



                                                                               SIX MONTHS ENDED JUNE
                                                                                        30,
                                                                              -----------------------
                                                                                 1996         1995
                                                                              -----------  ----------
                                                                                    (IN 000'S)

CAPITAL STOCK                                                                 $     5,900  $    5,900
PAID-IN SURPLUS                                                                   199,355     199,355
SURPLUS NOTES
    Balance, beginning of period                                                  650,000     335,000
    Paid during period                                                           (335,000)          0
                                                                              -----------  ----------
    Balance, end of period                                                        315,000     335,000
                                                                              -----------  ----------
UNASSIGNED SURPLUS
    Balance, beginning of period                                                  (62,801)    (84,766)
    Net income                                                                     49,440       8,646
    Change in non-admitted assets                                                    (958)     (1,729)
    Unrealized gains (losses) on real estate                                         (446)        737
    Change in and transfers of separate account surplus                                 0          (1)
    Change in asset valuation reserve                                              (3,508)     (5,604)
                                                                              -----------  ----------
    Balance, end of period                                                        (18,273)    (82,717)
                                                                              -----------  ----------
TOTAL SURPLUS                                                                     496,082     451,638
                                                                              -----------  ----------
TOTAL CAPITAL STOCK AND SURPLUS                                               $   501,982  $  457,538
                                                                              -----------  ----------
                                                                              -----------  ----------


                  SEE NOTES TO UNAUDITED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
STATEMENTS OF CASH FLOWS (UNAUDITED)



                                             SIX MONTHS ENDED JUNE
                                                      30,
                                            ------------------------
                                               1996         1995
                                            -----------  -----------
                                                   (IN 000'S)
 Cash flows from operating activities:
     Net income from operations before
      surplus note interest and equity in
      income of subsidiaries                $    31,167  $    10,879
     Adjustments to reconcile net income
      from operations to net cash provided
      by (used in) operating activities:
     Increase (decrease) in liability for
      annuity and other deposit funds          (215,720)      11,135
     Increase in policy reserves                 90,093       85,577
     Increase in investment income due and
      accrued                                    (1,222)     (25,377)
     Net accrual and amortization of
      discount and premium on investments         1,887        1,251
     Realized losses on investments               1,441        2,060
     Change in non-admitted assets                 (958)      (1,729)
     Change in funds withheld on
      reinsurance                               (55,569)     (87,977)
     Other                                      (37,840)      32,454
                                            -----------  -----------
 Net cash provided by (used in) operating
   activities                                  (186,721)      28,273
                                            -----------  -----------
 Cash flows from investing activities:
     Proceeds from sale and maturity of
      investments                               968,086      944,320
     Purchase of investments                   (672,189)    (878,775)
     Net change in short-term investments       244,181      (89,228)
     Investment in subsidiaries                  (1,000)           0
     Dividends from subsidiaries                 18,388        6,777
                                            -----------  -----------
 Net cash provided by (used in) investing
   activities                                   557,466      (16,906)
                                            -----------  -----------
 Cash flows from financing activities:
     Repayment of surplus notes                (335,000)           0
     Payment of interest on surplus notes       (12,204)     (15,575)
     Repayment of seed capital                        0        4,036
                                            -----------  -----------
 Net cash used in financing activities         (347,204)     (11,539)
                                            -----------  -----------
 Increase (decrease) in cash during the
   period                                        23,541         (172)
 Cash balance, beginning of period              (20,280)     (11,460)
                                            -----------  -----------
 Cash balance, end of period                $     3,261  $   (11,632)
                                            -----------  -----------
                                            -----------  -----------


                  SEE NOTES TO UNAUDITED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life Assurance Company of Canada)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1996 AND 1995



1.  GENERAL

In management's opinion all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial statements have been made.


2.  MANAGEMENT AND SERVICE CONTRACTS


Expenses under the agreement with the parent which provides for the parent to provide certain services amounted to approximately $10,268,000 for the six month period in 1996 and $10,035,000 for the same period in 1995.



3.  INVESTMENTS IN SUBSIDIARIES


The following is combined unaudited summarized financial information of the subsidiaries as of June 30, 1996 and 1995 and for the six months then ended:


                                                                     1996         1995
                                                                  -----------  -----------
                                                                          (000'S)
                                                                  ------------------------
Intangible assets                                                 $    11,171  $    13,178
Other assets, net of liabilities                                      132,245      129,001
                                                                  -----------  -----------
Total net assets                                                  $   143,416  $   142,179
                                                                  -----------  -----------
                                                                  -----------  -----------
Total income                                                      $   329,090  $   285,222
Total expenses                                                       (285,661)    (261,384)
Income tax expense                                                    (19,454)      (9,688)
                                                                  -----------  -----------
Net income                                                        $    23,975  $    14,150
                                                                  -----------  -----------
                                                                  -----------  -----------


In determining the equity in income of subsidiaries for the periods, the Company has excluded expenses of approximately $15,010,000 in 1996 and $6,516,000 in 1995.



The change in equity in income of subsidiaries reported in the summary of operations, differs from the net income reported above, due to federal income taxes and a minority shareholder interest not held by the Company.



4.  SURPLUS NOTES


The Company repaid $335,000,000 of surplus notes to its parent on January 16, 1996 after having received permission from the Delaware Department of Insurance.



5.  INVESTMENT INCOME

Net investment income consisted of:


                                                                            SIX MONTHS ENDED JUNE
                                                                                     30,
                                                                            ----------------------
                                                                               1996        1995
                                                                            ----------  ----------
                                                                                  (IN 000'S)
                                                                            ----------------------
Interest income from bonds                                                  $   93,243  $   98,297
Interest income from mortgage loans                                             48,139      50,661
Interest income from policy loans                                                1,332       1,355
Real estate investment income                                                    4,992       5,398
Interest income on funds withheld                                               31,703      20,820
Other                                                                            1,177       1,684
                                                                            ----------  ----------
  Gross investment income                                                      180,586     178,215
Investment expenses                                                              4,978       5,564
                                                                            ----------  ----------
  Net investment income                                                     $  175,608  $  172,651
                                                                            ----------  ----------
                                                                            ----------  ----------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1996 AND 1995


    Net income from operations before surplus note interest, equity in income of subsidiaries and federal income tax increased by $20,288,000 from $10,879,000 for the six months ended June 30, 1995 to $31,167,000 for the same period in 1996. Reinsurance agreements with the parent had the effect of decreasing net income by $8,694,000 in 1995 as compared to increasing net income by $9,850,000 in 1996. Prior to reinsurance, net income from operations increased by $5,115,000 from $3,998,000 in 1995 to $9,113,000 for the same period in 1996.
Mortality and expense risk charges increased by $10,231,000 reflecting the increase in sales related to unitized separate accounts. Commissions increased by $6,595,000 reflecting an increase in sales of annuity deposits held in the separate accounts. The remaining charge to income net of approximately $1,892,000 reflects the change in earnings with respect to the individual market value adjusted annuities for the six months ended June 30, 1996.



Total revenues decreased by approximately $310,237,000 from $875,832,000 for the six months ended June 30, 1995 to $565,595,000 for the same period in 1996. Revenues from reinsurance transactions increased by $6,355,000. Premiums and annuity considerations on a pre-reinsurance basis increased by $15,666,000 reflecting increased annuitizations. Fixed annuity deposit funds decreased by $288,643,000 as interest rates remained at low levels. Pre-reinsurance net investment income decreased by $7,926,000 reflecting a decrease in the general account invested asset base and lower yields. Net transfers from the separate accounts decreased by $86,464,000 reflecting the decline in interest rates and less movement of monies into the fixed rate environment. Mortality and expense risk charges increased by $10,231,000 reflecting the increase in the unitized separate accounts. Other income increased by $40,114,000 reflecting an increase in the surplus transfer from the separate accounts.



Benefits and expenses decreased by $330,525,000 from $864,953,000 for the six months ended June 30, 1995 to $534,428,000 for the same period in 1996. Reinsurance had the effect of decreasing benefits and expenses by $12,189,000 primarily from lower commissions due to no assumption of new contract issues. Prior to reinsurance, benefits and expenses decreased by $318,336,000. The change in the liability for annuity and other deposit funds decreased by $226,855,000 reflecting lower credited interest rates. Policy reserves increased by $16,410,000 reflecting the increased annuitizations. Annuity and other deposit fund withdrawals increased by $293,957,000 as a result of increased surrenders of fixed annuities for which interest rate guarantee periods have expired. Transfers to the non-unitized separate account decreased by $412,254,000 reflecting the lower credited interest rates. Commissions increased by $6,595,000 reflecting an increase in unitized separate account deposits. Death, surrender benefits and annuity payments increased by $4,065,000 primarily reflecting the increased annuitizations.

                                   APPENDIX A


ILLUSTRATIVE EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATIONS:



    Suppose the net asset value of a Series Fund share at the end of the current Valuation Period is $18.38; at the end of the immediately preceding Valuation Period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Series Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00003133 (the daily equivalent of the current maximum charge of 1.15% on an annual basis) gives a Net Investment Factor of 1.00324378. If the value of the Variable Accumulation Unit for the immediately preceding Valuation Period had been 14.5645672, the value for the current Valuation Period would be
14.6118115 (14.5645672 X 1.00324378).



ILLUSTRATIVE EXAMPLE OF ANNUITY UNIT VALUE CALCULATIONS:



    Suppose the circumstances of the first example exist, and the value of an Annuity Unit for the immediately preceding Valuation Period had been 12.3456789. If the first Variable Annuity payment is determined by using an annuity payment based on an assumed interest rate of three percent (3%) per year, the value of the Annuity Unit for the current Valuation Period would be 12.3847226 (12.3456789 X 1.00324378 (the Net Investment Factor) X 0.99991902). 0.99991902
is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of three percent (3%) per year used to establish the Annuity Payment Rates found in the Contract.



ILLUSTRATIVE EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATIONS:



    Suppose that a Participant's Account is credited with 8,765.4321 Variable Accumulation Units of a particular Sub-Account but is not credited with any fixed accumulation units; that the Variable Accumulation Unit value and the Annuity Unit value for the particular Sub-Account for the Valuation Period which ends immediately preceding the Annuity Commencement Date are 14.5645672 and
12.3456789 respectively; that the Annuity Payment Rate for the age and option elected is $6.78 per $1,000; and that the Annuity Unit value on the day prior to the second variable annuity payment date is 12.3847226. The first Variable Annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of Annuity Units credited would be 70.1112 ($865.57 divided by 12.3456789) and the second Variable Annuity payment would be $868.31 (70.1112 X 12.3847226).


                                   APPENDIX B

STATE PREMIUM TAXES

    The amount of applicable tax varies depending on the jurisdiction and is subject to change by the legislature or other authority. In many jurisdictions there is no tax at all. The Company believes that as of August 31, 1996 premium taxes will be imposed with respect to Contracts offered by this Prospectus only by the jurisdictions listed below at the rates indicated. For information subsequent to August 31, 1996 a tax adviser should be consulted.



                                                  RATE OF TAX
                                           -------------------------
                                           QUALIFIED   NON-QUALIFIED
 STATE                                     CONTRACTS     CONTRACTS
 ----------------------------------------  ---------   -------------
 California                                   .50%        2.35%
 District of Columbia                        2.25%        2.25%
 Kansas                                       --          2.00%
 Kentucky                                    2.00%        2.00%
 Maine                                        --          2.00%
 Mississippi                                  --          1.00%
 Nevada                                       --          3.50%
 South Dakota                                 --          1.25%
 West Virginia                               1.00%        1.00%
 Wyoming                                      --          1.00%

                                   APPENDIX C
        WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT


PART 1: VARIABLE ACCOUNT (THE MARKET VALUE ADJUSTMENT DOES NOT APPLY TO THE VARIABLE ACCOUNT)



FULL SURRENDER:



    Assume a Purchase Payment of $40,000 is made on the Date of Coverage, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents two examples of the withdrawal charge resulting from a full surrender of the Participant's Account, based on hypothetical Account Values.



                                                           WITHDRAWAL
 NUMBER OF YEARS PURCHASE    HYPOTHETICAL    PURCHASE        CHARGE       WITHDRAWAL CHARGE
    PAYMENT IN ACCOUNT      ACCOUNT VALUE     PAYMENT      PERCENTAGE          AMOUNT
- --------------------------  --------------  -----------  ---------------  -----------------
Less than one                 $   41,000     $  40,000           1.0%         $     400
One or greater                $   44,000     $  40,000           0.0%         $       0



Minimum Distribution withdrawals from a Qualified Contract will not incur a withdrawal charge.



PARTIAL SURRENDER



    Assume a Purchase Payment of $40,000 is made on the Date of Coverage, no additional Purchase Payments are made and there is a sequence of two partial withdrawals made prior to the end of the first Year of $9,000 and $32,000.



                             PARTIAL     PURCHASE      WITHDRAWAL
            HYPOTHETICAL   WITHDRAWAL     PAYMENT        CHARGE        WITHDRAWAL
           ACCOUNT VALUE     AMOUNT     LIQUIDATED     PERCENTAGE     CHARGE AMOUNT
           --------------  -----------  -----------  ---------------  -------------
1.           $   41,000     $   9,000    $   9,000          1.00%       $      90
2.           $   36,000     $  32,000    $  31,000          1.00%       $     310



1. The $9,000 partial withdrawal during the first Year incurs a 1% withdrawal charge, totaling $90.



2. The 1% withdrawal charge applies only to $31,000 of the $32,000 withdrawn. The withdrawal charge is not applied to the total partial withdrawal because the amount of the unliquidated Purchase Payment of $31,000 ($40,000 - $9,000) is less than the withdrawal amount.



    Minimum Distribution withdrawals from a Qualified Contract will not incur a withdrawal charge.



PART 2--FIXED ACCOUNT--EXAMPLES OF THE MARKET VALUE ADJUSTMENT (MVA)



    The MVA factor is:



                              N/12
                      1 + I
                    ( ----- )      -1
                      1 + J



    These examples assume the following:



        1. the Guarantee Amount was allocated to a one year Guarantee Period with a Guaranteed Interest Rate of 4% or .04 (l).



        2. the date of full surrender is six months from the Expiration Date (N = 6).



        3. the value of the Guarantee Amount on the date of surrender is $40,792.16.



        4. no transfers or partial withdrawals affecting this Guarantee Amount have been made



        5. withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.

EXAMPLE OF A NEGATIVE MVA:



    Assume that on the date of surrender the Current Rate (J) is 5% or .05.



                                   N/12
                         1 + l
    The MVA factor =   ( ------  )       -1
                         1 + J
                                   6/12
                         1 + .04
                   =   ( ------  )       -1
                         1 + .05

                   = - .0047733



    The value of the Guarantee Amount is multiplied by the MVA factor to determine the MVA.



                      ($40,792.16) X (-.0047733) = -$194.71



    -$194.71 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.



    For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000 X -.0047733) = -$9.55.



    -$9.55 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.



EXAMPLE OF A POSITIVE MVA:


    Assume that on the date of surrender the Current Rate (J) is 3% or .03.



                                   N/12
                         1 + I
    The MVA factor =   ( ------  )       -1
                         1 + J
                                   6/12
                         1 + .04
                   =   ( ------  )       -1
                         1 + .03

                   =   .00484264




    The value of the Guarantee Amount is multiplied by the MVA factor to determine the MVA.



                        $40,792.16 X .00484264 = $197.54



    $197.54 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.



    For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be $2,000 X .00484264 = $9.69.



    $9.69 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

                                   APPENDIX D
                        CALCULATION OF PERFORMANCE DATA

AVERAGE ANNUAL TOTAL RETURN:

    The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out below the table. For purposes of determining these investment results, the actual investment performance of each Series of the Series Fund is reflected from the date such Series commenced investment operations ("Inception"), although the Contracts have been offered only since September, 1996. No information is shown for the Emerging Growth Series, or the MFS/Foreign & Colonial Series and the Value Series as they did not commence operations until 1995 and 1996, respectively.


                          AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 1995


                                                     5 YEAR    10 YEAR
                                                     PERIOD    PERIOD
                                                       OR        OR
                                                     LIFETIME  LIFETIME
                                           1 YEAR      OF        OF           DATE OF
                                           PERIOD    SERIES    SERIES        INCEPTION
                                           -------   -------   -------   -----------------
 Capital Appreciation Series.............   32.69%   18.09%    14.32%     August 13, 1985
 Conservative Growth Series..............   35.62%   14.81%    11.17%*   December 5, 1986
 Government Securities Series............   16.06%    7.67%     7.95%     August 12, 1985
 High Yield Series.......................   15.46%   16.47%     8.52%     August 13, 1985
 Managed Sectors Series..................   30.47%   16.92%    14.94%*     May 27, 1988
 Money Market Series.....................    4.00%    2.76%     4.24%     August 29, 1985
 Research Series.........................   35.62%   28.86%*     NA      November 7, 1994
 Total Return Series.....................   25.05%   11.66%    10.49%*     May 16, 1988
 Utilities Series........................   30.65%    9.90%*     NA      November 16, 1993
 World Asset Allocation Series...........   20.00%   17.62%*     NA      November 7, 1994
 World Governments Series................   14.09%    7.24%     7.84%*     May 16, 1988
 World Growth Series.....................   14.42%   10.31%*     NA      November 16, 1993
 World Total Return Series...............   16.32%   14.09%*     NA      November 7, 1994


- ---------

*The lifetimes of these series are less than the periods indicated.



The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnote above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:


                                P(1 + T)n = ERV

      Where: P = a hypothetical initial Purchase  Payment
                 of $1,000
             T = average  annual  total  return  for  the
                 period
             n = number of years
           ERV = redeemable value (as of  the end of  the
                 period)   of   a   hypothetical   $1,000
                 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period
                 (or fractional portion thereof)

   The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period; and 3) there will be a full surrender at the end of the period.


    As the Contracts have only been offered since September, 1996, the $50 Account Fee has been allocated equally among the Sub-Accounts. In future calculations, the $50 annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Certificates that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Certificate may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Certificate over these same time periods may have been different from that shown above.

NON-STANDARDIZED INVESTMENT PERFORMANCE:

    The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Such results may be computed on a "cumulative" and/or "annualized" basis.

    "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.


    "Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.



                    NON-STANDARDIZED INVESTMENT PERFORMANCE:


$10,000 INVESTED IN                       ...WOULD HAVE GROWN TO THIS AMOUNT ON
THIS SUB-ACCOUNT UNDER A                            DECEMBER 31, 1995*
REGATTA CLASSIC CONTRACT,
THIS MANY YEARS AGO...

                        CAPITAL APPRECIATION SERIES                            GOVERNMENT SECURITIES SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 13,293.67     32.94%      32.94%    1/1/95-12/31/95  $ 11,630.92    16.31%       16.31%
    2        1/1/94-12/31/95  $ 12,669.56     26.70%      12.56%    1/1/94-12/31/95  $ 11,250.54    12.51%        6.07%
    3        1/1/93-12/31/95  $ 14,779.88     47.80%      13.91%    1/1/93-12/31/95  $ 12,089.10    20.89%        6.53%
    4        1/1/92-12/31/95  $ 16,603.65     66.04%      13.51%    1/1/92-12/31/95  $ 12,763.93    27.64%        6.29%
    5        1/1/91-12/31/95  $ 23,129.91    131.30%      18.26%    1/1/91-12/31/95  $ 14,615.57    46.16%        7.89%
   10        1/1/86-12/31/95  $ 38,642.14    286.42%      14.47%    1/1/86-12/31/95  $ 21,849.23   118.49%        8.13%
  Life      8/13/85-12/31/95  $ 41,222.58    312.23%      14.61%   8/12/85-12/31/95  $ 22,781.75   127.82%        8.25%


                             HIGH YIELD SERIES                                    MANAGED SECTORS SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 11,570.77     15.71%      15.71%    1/1/95-12/31/95  $ 13,071.60    30.72%       30.72%
    2        1/1/94-12/31/95  $ 11,183.95     11.84%       5.75%    1/1/94-12/31/95  $ 12,674.56    26.75%       12.58%
    3        1/1/93-12/31/95  $ 13,017.40     30.17%       9.19%    1/1/93-12/31/95  $ 13,039.35    30.39%        9.25%
    4        1/1/92-12/31/95  $ 14,794.06     47.94%      10.29%    1/1/92-12/31/95  $ 13,728.05    37.28%        8.24%
    5        1/1/91-12/31/95  $ 21,585,13    115.85%      16.64%    1/1/91-12/31/95  $ 22,007.09   120.07%       17.09%
   10        1/1/86-12/31/95  $ 23,048.34    130.48%       8.71%
  Life      8/13/85-12/31/95  $ 23,833.68    138.34%       8.72%   5/27/88-12/31/95  $ 29,109.47   191.09%       15.10%

                            TOTAL RETURN SERIES                                  WORLD GOVERNMENTS SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 12,529.92     25.30%      25.30%    1/1/95-12/31/95  $ 11,433.92    14.34%       14.34%
    2        1/1/94-12/31/95  $ 12,107.26     21.07%      10.03%    1/1/94-12/31/95  $ 10,796.78     7.97%        3.91%
    3        1/1/93-12/31/95  $ 13,571.63     35.72%      10.72%    1/1/93-12/31/95  $ 12,688.34    26.88%        8.26%
    4        1/1/92-12/31/95  $ 14,567.72     45.68%       9.86%    1/1/92-12/31/95  $ 12,619.00    26.19%        5.99%
    5        1/1/91-12/31/95  $ 17,511.35     75.11%      11.86%    1/1/91-12/31/95  $ 14,328.61    43.29%        7.46%
  Life      5/16/88-12/31/95  $ 21,684.52    116.85%      10.68%   5/16/88-12/31/95  $ 18,054.59    80.55%        8.05%

$10,000 INVESTED IN                       ...WOULD HAVE GROWN TO THIS AMOUNT ON
THIS SUB-ACCOUNT UNDER A                            DECEMBER 31, 1995*
REGATTA CLASSIC CONTRACT
THIS MANY YEARS AGO...

                         CONSERVATIVE GROWTH SERIES                                  UTILITIES SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 13,586.89     35.87%      35.87%    1/1/95-12/31/95  $ 13,089.77    30.90%       30.90%
    2        1/1/94-12/31/95  $ 13,284.01     32.84%      15.26%    1/1/94-12/31/95  $ 12,348.54    23.49%       11.12%
    3        1/1/93-12/31/95  $ 14,237.84     42.38%      12.50%
    4        1/1/92-12/31/95  $ 14,865.70     48.66%      10.42%
    5        1/1/91-12/31/95  $ 20,111.97    101.12%      15.00%
  Life      12/5/86-12/31/95  $ 26,537.27    165.37%      11.35%   11/16/93-12/31/95 $ 12,304.18    23.04%       10.26%


                            WORLD GROWTH SERIES                                      RESEARCH SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 11,467.46     14.67%      14.67%    1/1/95-12/31/95  $ 13,587.24    35.87%       35.87%
    2        1/1/94-12/31/95  $ 11,668.42     16.68%       8.02%
  Life      11/16/93-12/31/95 $ 12,396.45     23.96%      10.65%   11/7/94-12/31/95  $ 13,403.82    34.04%       29.07%

                       WORLD ASSET ALLOCATION SERIES                            WORLD TOTAL RETURN SERIES
            ----------------------------------------------------   ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND                                  CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH                                     GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95  $ 12,024.70     20.25%      20.25%    1/1/95-12/31/95  $ 11,657.41    16.57%       16.57%
  Life      11/7/94-12/31/95  $ 12,073.16     20.73%      17.84%   11/7/94-12/31/95  $ 11,684.37    16.84%       14.52%

                            MONEY MARKET SERIES
            ----------------------------------------------------
 NUMBER                                    CUMULATIVE   COMPOUND
   OF                                        GROWTH      GROWTH
  YEARS         PERIODS         AMOUNT        RATE        RATE
- ---------   ----------------  -----------  ----------   --------
    1        1/1/95-12/31/95   $10,425.33      4.25%       4.25%
    2        1/1/94-12/31/95   $10,688.35      6.88%       3.38%
    3        1/1/93-12/31/95   $10,844.50      8.44%       2.74%
    4        1/1/92-12/31/95   $11,079.00     10.79%       2.59%
    5        1/1/91-12/31/95   $11,588.51     15.89%       2.99%
   10        1/1/86-12/31/95   $15,451.29     54.51%       4.45%
  Life      8/29/85-12/31/95   $15,696.89     56.97%       4.45%


- ------------------------

*For purposes of determining these investment results, the actual investment performance of each Series of the Series Fund is reflected from the date such Series commenced investment operations, although the Contracts have been offered only since September, 1996. No information is shown for the Emerging Growth Series or the MFS/Foreign & Colonial Series and Value Series as they did not commence operations until 1995 and 1996, respectively. The charges imposed under the Contract against the assets of the Variable Account for mortality and expense risks and administrative expenses have been deducted. However, the annual Account Fee is not reflected and these examples do not assume surrender at the end of the period.

                        ADVERTISING AND SALES LITERATURE

    As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:
    A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

    DUFF & PHELPS CREDIT RATING COMPANY's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

    LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.


    MORNINGSTAR,  INC.  ranks  and   evaluates  variable  annuities  and   other
investment products on overall performance and other criteria.


    STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

    VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

    STANDARD & POOR'S INDEX--broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

    NASDAQ-OTC Price Index--this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

    DOW JONES INDUSTRIAL AVERAGE (DJIA)--price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

    In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company intends to illustrate the advantages of the Contracts in a number of ways:

    COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the fixed account; and the compounding effect when a participant makes regular deposits to his or her account.

    DOLLAR COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

    SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Code Section 401(a)(9) in the case of Qualified Contracts, or permitted under Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.


    THE COMPANY'S OR MFS'S CUSTOMERS. Sales literature for the Variable Account and the Series Fund may refer to the number of clients which they serve. As of June 30, 1996, MFS was serving over two million investor accounts.



    THE COMPANY'S OR MFS'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria.

      REGATTA              SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.) Please make checks payable to Sun Life Assurance
      CLASSIC              Company of Canada (U.S.). Send the Application and check to Sun Life of Canada (U.S.)
                           Annuity Service Center, P.O. Box 1024, Boston, MA 02103
GROUP/OWNER APPLICATION FOR COMBINATION FIXED/VARIABLE GROUP ANNUITY CONTRACT ("CONTRACT APPLICATION")
- ---------------------------------------------------------------------------------------------------------------------------------
   1. GROUP/OWNER
      (Please Print)
                      -----------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------------
   2. ADDRESS                                                                             3. TAX ID #:
      (Please Print)
                      -----------------------------------------------------------------------------------------------------------
                                              Street

                      -------------------------------------------------------             ---------------------------------------
                                City              State          Zip                                  (Please Print)
- ---------------------------------------------------------------------------------------------------------------------------------
  4. TRUSTEE(S) (if applicable)
     (Please Print)
                      -----------------------------------------------------------------------------------------------------------
     Ownership: Trustee(s) specified in question 4 will be the owner(s) of the contract.
  5. Unless the following box is checked, confirmation statements for the plan will be mailed to the address above.
                / /  Mail statements directly to the Participant.
- ---------------------------------------------------------------------------------------------------------------------------------
   6. PLAN SELECTION--IRS TAX-QUALIFIED PLAN ONLY
     If using SunLife of Canada (U.S.) Prototype Plan you must attach appropriate adoption agreement.
     / / SunLife of Canada (U.S.) Prototype             / / 401(k)                        / / SEP/IRA
     / / Non-MFS Prototype                              / / Corporation or  Association   / / 403(b)
                                                        / / Self-Employed                 / / Other
                                                                                                    -----------------------------
- ---------------------------------------------------------------------------------------------------------------------------------
  7. INVESTMENT OPTIONS:
     Please note: Participants will be limited to those options which the Group/Owner selects below. Indicate with check mark(s).
                         SUB-ACCOUNTS INVESTED IN                                                  FIXED ACCOUNT
                         MFS/SUN LIFE SERIES TRUST                                               GUARANTEE PERIODS
             --------------------------------------------------                                 ---------------------
 ---- Money Market Series (0)              ---- Government Securities Series (7)              ---- 1 year
 ---- High Yield Series (1)                ---- Conservative Growth  Series (8)               ---- DCA Guaranteed Option
 ---- Capital Appreciation Series (2)      ---- World Growth Series (9)
 ---- Utilities Series (3)                 ---- Research Series (13/16)
 ---- World Governments Series (4)         ---- World Total Return Series (14/17)
 ---- Managed Sectors Series (5)           ---- World Asset Allocation Series (15/18)
 ---- Total Return Series (6)              ---- Emerging Growth Series (11/12)
 ---- Value Series
 ---- MFS/Foreign & Colonial International Growth Series
 ---- MFS/Foreign & Colonial International Growth and Income Series
 ---- MFS/Foreign & Colonial Emerging Markets Equity Series
- ---------------------------------------------------------------------------------------------------------------------------------
  8. SPECIAL INSTRUCTIONS and Transfer of Assets information (if applicable).
- ---------------------------------------------------------------------------------------------------------------------------------
  I hereby represent the answers to the above questions to be correct and true to the best of my knowledge and belief and agree that this application shall be a part of any Contract issued  by the Company. ALL PAYMENTS AND VALUES PROVIDED BY
  THIS CONTRACT WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT ARE VARIABLE AND NOT GUARANTEED AS TO DOLLAR
  AMOUNT. ALL PAYMENTS AND VALUES BASED ON THE FIXED ACCOUNT ARE SUBJECT TO A MARKET VALUE ADJUSTMENT FORMULA, THE OPERATION
  OF WHICH MAY RESULT IN UPWARD AND DOWNWARD ADJUSTMENTS IN AMOUNTS PAYABLE. I acknowledge receipt of a current prospectus and MFS/Sun Life Series Trust Prospectus.

 Date                                                Signed at
      ----------------------------------------                  -----------------------------------------------------------------
                                                                              City                    State
 Authorized Signature
 for Group/Owner                                     Agent
                 --------------------------------               -----------------------------------------------------------------
                                                                          Print Agent Name and Phone Number
 Trustee(s)                                          Agent
                ---------------------------------               -----------------------------------------------------------------
                       Signature(s)                                           Signature of Agent
- ---------------------------------------------------------------------------------------------------------------------------------
AGENT: Will this Contract replace or change any existing life insurance or annuity in this or any other company?
/ / Yes  / / No   If yes, please explain under Special Instructions.
General Agent
              -------------------------------------------------------------------------------------------------------------------
Branch Office Address                                                     Phone # (       )
                      ---------------------------------------------                         -------------------------------------

RC-MVA-APP-CONT

                                   SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                   ANNUITY SERVICE MAILING ADDRESS:
                                   C/O SUN LIFE ANNUITY SERVICE CENTER
                                   P.O. BOX 1024
                                   BOSTON, MASSACHUSETTS 02103

                                   TELEPHONE:
                                   Toll Free (800) 752-7215
                                   In Massachusetts (617) 348-9600

                                   GENERAL DISTRIBUTOR
                                   Clarendon Insurance Agency, Inc.
                                   500 Boylston Street
                                   Boston, Massachusetts 02116

                                   LEGAL COUNSEL
                                   Covington & Burling
                                   1201 Pennsylvania Avenue, N.W.
                                   P.O. Box 7566
                                   Washington, D.C. 20044

                                   AUDITORS
                                   Deloitte & Touche LLP
                                   125 Summer Street
                                   Boston, Massachusetts 02110


CLASSIC-1 9/96

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission Registration Fees    $17,242
         Printing and Engraving*                                  20,000
         Accounting Fees and Expenses*                             1,000
         Legal Fees and Expenses*                                  4,000
                                                                 -------
                                                                 $42,242
         *Estimates

Item 15. Indemnification of Directors and Officers

     Article 8 of the By-Laws of Sun Life Assurance Company of Canada (U.S.) provides for indemnification of directors and officers as follows:

    "Section 8.01 (a). Every person who is or was a director, officer or employee of this corporation or of any other corporation which he served at the request of this corporation and in which this corporation owns or owned shares of capital stock or of which it is or was a creditor shall have a right to be indemnified by this corporation against all liability and reasonable expenses incurred by him in connection with or resulting from any claim, action, suit or proceeding in which he may become involved as a party or otherwise by reason of his being or having been a director, officer or employee of this corporation or such other corporation, provided (1) said claim, action, suit or proceeding shall be prosecuted to a final determination and he shall be vindicated on the merits, or (2) in the absence of such a final determination vindicating him on the merits, the board of directors shall determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; said determination to be made by the board of directors acting through a quorum of disinterested directors, or in its absence on the opinion of counsel.

    (b) For purposes of the preceding subsection: (1) "liability and reasonable expenses" shall include but not be limited to reasonable counsel fees and disbursements, amounts of any judgment, fine or penalty, and reasonable amounts paid in settlement; (2) "claim, action, suit or proceeding" shall include every such claim, action, suit or proceeding, whether civil or criminal, derivative or otherwise, administrative, judicial or legislative, any appeal relating thereto, and shall include any reasonable apprehension or threat of such a claim, action, suit or proceeding; (3) a settlement, plea of nolo contendere, consent judgment, adverse civil judgment, or conviction shall not of itself create a presumption that the conduct of the person seeking indemnification did not meet the standard of conduct set forth in subsection (a)(2) hereof.

      (c) Notwithstanding the foregoing, the following limitations shall apply with respect to any action by or in the right of the Corporation: (1) no indemnification shall be made in respect of any claim, issue or matter as to which the person seeking indemnification shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper; and (2) indemnification shall extend only to reasonable expenses, including reasonable counsel's fees and disbursements.

    (d) The right of indemnification shall extend to any person otherwise entitled to it under this by-law whether or not that person continues to be a director, officer or employee of this corporation or such other corporation at the time such liability or expense shall be incurred. The right of indemnification shall extend to the legal representative and heirs of any person otherwise entitled to indemnification. If a person meets the requirements of this by-law with respect to some matters in a claim, action, suit or proceeding, but not with respect to others, he shall be entitled to indemnification as the former. Advances against liability and expenses may be made by the corporation on terms fixed by the board of directors subject to an obligation to repay if indemnification proves unwarranted.

    (e) This by-law shall not exclude any other rights of indemnification or other rights to which any director, officer or employee may be entitled to by contract, vote of the stockholders or as a matter of law. If any clause, provision or application of this section shall be determined to be invalid, the other clauses, provisions or applications of this section shall not be affected but shall remain in full force and effect. The provisions of this by-law shall be applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

    (f) Nothing contained in this by-law shall be construed to protect any director or officer of the corporation against any liability to the corporation or its security holders to which he would otherwise be subject by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office."

Item 16. Exhibits

Exhibits:

Exhibit
Number                Description             Method of Filing

 1         Underwriting Agreement                **
 3(a)      Certificate of Incorporation          *
 3(b)      By-laws                               *
 4(a)      Combination Fixed/Variable Group
             Annuity Contract                    ***
 4(b)      Certificate to be used in con-
             nection with Contract filed as
             Exhibit 4(a)                        ***
 5         Opinion re: Legality                  Filed Herewith
23         Consents of Experts and Counsel
           (a) Independent Auditors' Consent     Filed Herewith
           (b) Consent of Counsel                Filed Herewith
24         Powers of Attorney                    Filed Herewith


* Incorporated by reference from the Registration Statement of the Registrant on Form S-1, File No. 33-29851.

** Incorporated by reference from Pre-effective Amendment No. 1 to the Registration Statement of the Registrant on Form S-2, File No. 33-29851.

*** Incorporated by reference from Pre-effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-05227.




Item 17. Undertakings

      (a)     The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              Provided, however, that paragraphs (a)(1)(i) and a(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Sun Life Assurance Company of Canada (U.S.), certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley, Commonwealth of Massachusetts, on the 9th day of September, 1996.

                                  Sun Life Assurance Company of
                                  Canada (U.S.)

                                  (Registrant)


                                  By:*    /s/ JOHN D. McNEIL
                                       -------------------------
                                              John D. McNeil
                                              Chairman


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                           TITLE                    DATE


*  /s/ JOHN D. McNEIL            Chairman and Director
- --------------------------     (Principal Executive Officer)  September 9, 1996
   John D. McNeil

*  /s/  ROBERT P. VROLYK          Vice President and Actuary
- ----------------------------       (Principal Financial
     Robert P. Vrolyk              & Accounting Officer)      September 9, 1996

*  /s/ RICHARD B. BAILEY                Director              September 9, 1996
- ----------------------------
     Richard B. Bailey

- --------------------
* By Bonnie S. Angus pursuant to Power of Attorney filed herewith.

    SIGNATURE                           TITLE                    DATE


*   /s/ A. KEITH BRODKIN                Director            September 9, 1996
- ------------------------------
      A. Keith Brodkin

*  /s/ M. COLYER CRUM
- -------------------------------         Director            September 9, 1996
       M. Colyer Crum

*   /s/ JOHN R. GARDNER           President and Director    September 9, 1996
- -------------------------------
      John R. Gardner

*   /s/ DAVID D. HORN              Senior Vice President
- --------------------------------    and General Manager     September 9, 1996
        David D. Horn                   Director

*   /s/ JOHN S. LANE                      Director          September 9, 1996
- --------------------------------
        John S. Lane

*   /s/ ANGUS A. MacNAUGHTON              Director          September 9, 1996
- ---------------------------------
     Angus A. MacNaughton


- -----------------------
*   By Bonnie S. Angus pursuant to Power of Attorney filed herewith.

                                  EXHIBIT INDEX
Exhibit
Number                                              Page

 1       Underwriting Agreement....................  **
 3(a)    Certificate of Incorporation..............  *
 3(b)    By-Laws...................................  *
 4(a)    Combination Fixed/Variable Group Annuity
           Contract................................  ***
 4(b)    Certificate to be issued in connection with
           Contract Filed as Exhibit 4(a)..........  ***
 5       Opinion Re: Legality......................
23(a)    Independent Auditors' Consent.............
23(b)    Consent of Counsel........................
24       Powers of Attorney........................

- -------------------------
* Filed with the Registration Statement of the Registrant on Form S-1, File No. 33-29851.

** Filed with Pre-effective Amendment No. 1 to the Registration Statement of the Registrant on Form S-2, File No. 33-29851.

*** Filed with Pre-effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4,
      File No. 333-05227.